ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34783
December 13, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Summary (For the six months ended September 30, 2005) dated November 17, 2005;

2. Non-Consolidated Financial Summary (For the six months ended September 30, 2005) dated November 17, 2005;

3. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated November 17, 2005 and Supplementary Materials for the Six Months Ended September 30, 2005;

4. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated November 17, 2005 and Supplementary Materials for the Six Months Ended September 30, 2005;

5. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated November 17, 2005 and Supplementary Materials for the Six Months Ended September 30, 2005; and

6. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2005)

November 17, 2005

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 17, 2005
Application of U.S. Accounting Standards: No

1. Consolidated Operating Results for the Six Months Ended September 30, 2005 (April 1, 2005 – Sep. 30, 2005)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the previous term of the six months ended September 30, 2004 and the year ended March 31, 2005. Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	%change
Six months ended Sep. 30, 2005	¥1,213,326 million	(0.1)	¥62,893 million	7.3	¥18,809 million	(27.7)
Six months ended Sep. 30, 2004	¥1,215,095 million	—	¥58,618 million	—	¥26,005 million	—
Year Ended March 31, 2005	¥2,316,781 million	—	¥108,838 million	—	¥37,131 million	—

	Net Income per Share	Net Income per Share (Fully Diluted)
Six months ended Sep. 30, 2005	¥77.90	¥—
Six months ended Sep. 30, 2004	¥111.35	¥—
Year Ended March 31, 2005	¥155.41	¥—

Notes:

1. *Equity in net income of affiliated companies: ¥12 million for the six months ended September 30, 2005; ¥6 million for the six months ended September 30, 2004; ¥16 million for the fiscal year ended March 31, 2005*
2. *Average number of outstanding shares during the term (consolidated): for the six months ended September 30, 2005: 241,455,798; for the six months ended September 30, 2004: 233,523,846; for the fiscal year ended March 31, 2005: 237,486,517*
3. *Changes in method of accounting: Applicable*
4. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Sep. 30, 2005	¥13,384,178 million	¥798,204 million	6.0%	¥3,305.88
As of Sep. 30, 2004	¥12,966,370 million	¥502,656 million	3.9%	¥2,081.55
As of March 31, 2005	¥13,043,431 million	¥582,331 million	4.5%	¥2,410.76

Note: Number of outstanding shares at the end of the term (consolidated): as of September 30, 2005: 241,449,580; as of September 30, 2004: 241,480,903; as of March 31, 2005: 241,461,460

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Six months ended Sep. 30, 2005	¥18,099 million	¥(118,418) million	¥(15,438) million	¥751,756 million
Six months ended Sep. 30, 2004	¥(76,212) million	¥254,597 million	¥36,858 million	¥893,768 million
Year Ended March 31, 2005	¥(33,775) million	¥200,155 million	¥27,189 million	¥870,062 million

(4) Scope of Consolidation and Application of Equity Method
Number of consolidated subsidiaries: 16
Number of non-consolidated subsidiaries accounted for by the equity method: None
Number of affiliates accounted for by the equity method: 2

2. Consolidated Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	Ordinary Revenues	Ordinary Profit	Net Income
Year ending March 31, 2006	¥2,170,000 million	¥95,000 million	¥26,000 million

Notes:

1. *The above forecasts have not been changed from the previous forecasts announced on May 19, 2005.*
2. *Projected net income per share for the year ending March 31, 2006 is ¥107.68.*

The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

I. *Subsidiaries and Affiliates*

T&D Holdings, Inc.("T&D Holdings" and the "Company"), was established on April 1, 2004, as a holding company through the joint transfer of the stock of Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life"), and T&D Financial Life Insurance Company ("T&D Financial Life") (collectively, referred to below as the "Three Life Insurance Companies").

T&D Holdings and its subsidiaries (referred to below as the "T&D Life Group" or the "Group") comprise the holding company, 16 subsidiaries and 2 affiliated companies as of September 30, 2005. Centered on the life insurance business, the Group's operations are outlined below:

T&D Holdings, Inc.

- *Insurance & Insurance-Related Businesses 6 companies*
  - **Insurance**
    - *Taiyo Life Insurance Company (Life insurance business)
    - *Daido Life Insurance Company (Life insurance business)
    - *T&D Financial Life Insurance Company (Life insurance business)
  - **Insurance-Related**
    - *T&D Confirm Ltd. (Policyholder confirmation services)
    - *Toyo Insurance Agency Co., Ltd. (Insurance agent)
    - *Daido Management Service Co., Ltd. (Insurance agent)
- *Investment-Related Businesses 7 companies*
  - **Investment Advisory**
    - *T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
    - *T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
  - **Other**
    - *T&D Taiyo Daido Lease Co., Ltd. (Leasing)
    - *T&D Asset Management Cayman Inc. (Fund management of and administration)
    - *Taiyo Credit Guarantee Co., Ltd. (Credit guarantee services)
    - #Alternative Investment Capital, Ltd. (Investment in private equity funds)
    - #AIC Private Equity Fund General Partner, Ltd. (Fund management and administration)
- *Administration-Related Businesses 5 companies*
  - **Administration-Related**
    - *T&D Customer Service Co., Ltd. (Life insurance policy clerical services, including drafting, amendment, custody, and distribution of documents)
    - *Taiyo Life Career Staff Co., Ltd. (Personnel placement agency)
  - **General Affairs and Calculation-Related**
    - *T&D Information Systems, Ltd. (Computer software and system services)
    - *Zenkoku Business Center Co., Ltd. (Premium collection)
    - *Nihon System Shuno, Inc. (Premium collection)

*Note: Companies marked by * are consolidated subsidiaries, and companies marked by # are affiliated companies accounted for by the equity method.*

II. Management Principles and Goals

1. Basic Management Principles

With our "Try & Discover" motto for creating value, we aim to be a group that contributes to all people and societies the Group's four management visions are as follows:

(1) Aim to provide the best products and services to increase customer satisfaction.

(2) Aim to increase the value of the Group by expanding and creating value in areas where the Group can take full advantage of its strengths.

(3) Broadly fulfill our social responsibilities with high ethical standards and strict compliance practices.

(4) Aim to be an energetic group whose employees are encouraged to be creative and to take action.

2. Basic Profit Distribution Policy

T&D Holdings' basic policy is to retain necessary internal reserves for the Group as a whole while seeking to maintain a sound business base for the subsidiaries. T&D Holdings simultaneously pursues policies aimed at increasing shareholder value and paying stable dividends. The Company plans to pay a dividend of ¥45 per share in fiscal year 2005 ending March 31, 2006.

3. Management Goals

As the key management indicator, the T&D Life Group emphasizes the policy amounts in force*, its fundamental source of corporate value. The T&D Life Group aims to expand profits from core life insurance operations by steadily increasing the policy amount in force.

In addition to the policy amount in force, T&D Life Group aims to continually increase its embedded value** from the perspective of boosting enterprise value. Also, to be the insurance group that customers are able to choose securely, T&D Life Group strives to maintain a high solvency margin, one of the key indicators of the business soundness of an insurance company.

* Sum of the three insurance companies' targets for fiscal 2005:
- New policy amount of individual insurance and individual annuities, ¥7,830.0 billion
- Policy amount in force of individual insurance and individual annuities, ¥60,750.0 billion.

**Embedded value (EV) is the sum of adjusted book value calculated from the balance sheet, and existing business value, calculated from existing policies in force. In Europe and Canada, along with other information, EV is used to evaluate the corporate value of a stock life insurance company.

4. Medium-Term Management Strategy

T&D Life Group is pursuing the following five group strategies, along with the philosophies of "growing and expanding the insurance business" by further leveraging the unique strengths inherent in the business models of each of the Three Life Insurance Companies and "increasing operational efficiency and strategic concentration of investment " through consolidation of the Group's management resources.

(1) Growing and expanding the life insurance business

To grow and expand the Group's core business, a life insurance business, through the further reinforcement of the individual strengths of Taiyo Life, Daido Life, and T&D Financial Life —each of which has independent product strategies and sales strategies—within the Group.

(2) Strategically reallocating the Group resources

To enhance the Group's corporate value through strategic reallocation of group management resources to fields with high growth potentiality and profitability.

(3) Increasing operational efficiency

To achieve greater efficiency and the provision of high-quality services through the integration of such common group infrastructure as back-office services and systems.

(4) Strengthening profit management and risk management

To win trust from customers by establishing a stronger financial basis through appropriate profit management and risk management.

(5) Expanding the Group presence

To achieve the medium- and long-term growth of the Group by expanding the insurance businesses and entering into new business areas through alliances and M&A.

5. Future Tasks

With the continued recovery of the world economy, Japan's economy is also expected to show a gradual recovery because of private-demand increases supported by improvements in corporate earnings. In the Japanese life insurance industry, the T&D Life Group's core business, competition is expected intensify to meet evolving customer needs, supported by financial liberalization and deregulation.

Amid this business environment, the Group aims to be a life insurance group that wins the trust of consumers and is rated highly by the stock market. Management remains steadfastly committed to continually improving risk management, enacting and enforcing thorough compliance policies, and achieving the Company's management visions. Management is confident that these actions will translate into higher value for the Group as a whole.

In addition, the T&D Life Group will implement well-balanced and fair management in social aspects, aiming at further developing together with each stakeholder in a sustainable manner.

6. Basic Policy on Corporate Governance and Progress of Related Initiatives

The T&D Life Group's basic policy for corporate governance is to sustain a highly efficient and transparent management system enable flexible and well-aligned group management. In its role as a holding company, T&D Holdings seeks to accurately assess the business risks faced by its three life insurance companies, through appropriate profit management and risk management. While taking key management issues into account, T&D Holdings makes strategic decisions for the group as a whole, ensures that corporate resources are allocated appropriately, and determines capital management while overseeing risk management. The three life insurance companies formulate independent marketing strategies, and carry out their business plans along with the group's strategies, with the aim of demonstrating their unique strengths and to enhance corporate value.

As such, the holding company and the Three Life Insurance Companies pursue the Group business within well-defined roles and scopes of authority.

(1) Corporate Governance System

Management structure



T&D Holdings, Inc.
Shareholders' Meeting
Corporate Auditors
Board of Corporate Auditors
Board of Directors
Compliance Committee
Auditors Office
President
Management Committee
Group Risk Control Committee
Group investment Committee
Group Planning Department
Group Finance& Accounting Department
Public Relations Department
General Affairs Department
Risk Control Department
Business Auditing Department
Taiyo Life
Daido Life
T&D Financial Life
Other Group Companies

T&D Holdings, Inc.

- T&D Holdings employs a system of corporate auditors, which monitors the management execution of directors through the Board of Corporate Auditors, an organization that is independent of the Board of Directors. As of September 30, 2005, there are seven directors, one of whom is an external director in accordance with the Commercial Code of Japan, and four corporate auditors, two of whom are external auditors in accordance with the Law Concerning exceptions to the Commercial Code of Japan.

- To enhance deliberation of matters related to business execution, the Company has established the Management Committee comprising all full-time directors and corporate auditors.

- T&D Holdings has established the Group Risk Management Policy to define various types of risk and to clarify organization and policies regarding risk management. Also, the Company has established the Group Risk Control Committee to integrate the management of risk within the Group, with the aim of conducting thorough risk management. The committee periodically monitors various risks based on unified risk management indicators.

- The Company has established the T&D Life Group Compliance Charter and the Compliance Code of Conduct related to corporate governance, including compliance with laws and regulations. These documents serve as the basis for ongoing efforts to ensure that the Company pursues the highest-possible levels of compliance. Furthermore, the Company has established the Compliance Committee, which oversees compliance activities and initiates improvements.

- To ensure appropriate management of the T&D Life Group's information property, the Company has established the Group Information Security Policy. In response to the law about the protection of personal information, the Company will conduct information security management by focusing on personal data, and it has monitored the status of the security management measures of each company of the T&D Life Group.

- T&D Holdings has determined the Group Investment Management Policy, according to which it has established the Group Investment Committee to encourage the three life insurance companies to make consistent asset investments as a group—to ensure the soundness of each company's management—and has made efforts to increase profits from investment.

(2) Internal Auditing and Auditing by Corporate Auditors

To ensure the appropriate and sound management of the company's business operations, and of each company within the group, it has established the Business Auditing Department independent from other departments. The Business Auditing Department has made efforts to effectively conduct internal auditing, monitoring, and other actions, depending upon risk type and degree, for the company and each company within the group. Among these, important items have been reported the Board of Directors, and based on the results of internal auditing, recommendations have been submitted to the Company and to companies within the group.

The auditors have audited business execution by the directors each day, based on the audit policy and plan developed by the Board of Corporate Auditors, such as by attending important meetings of the Board of Directors, the Management Committee, the Compliance Committee, the Group Risk Control Committee, and other meetings.

The Business Auditing Department, auditors, and accounting auditors meet once a quarter at the liaison meeting to ensure the appropriate communication.

(3) Accounting Auditing

Although the Company has selected Ernst & Young ShinNihon to audit accounts, there is no specific conflict of interest between the Company and that firm or its employees. The names of the CPAs who executed business operations during this fiscal year, and the composition of assistants relating to auditing business, are as follows:

- CPAs who executed business operations: Kenji Yumoto and Tatsuro Harashina
- Assistants relating to accounting audit business: Five CPAs and two assistant CPAs

(4) Conflict of Interests

The Company takes steps to ensure that external directors and external corporate auditors have no conflict of interests with the Company in terms of personal, capital, and/or business relationships.

(5) Activities Conducted to Enhance Corporate Governance

The Board of Directors principally meets monthly to make decisions pertaining to business execution and in order to oversee business activities by individual directors. The Board also meets on an ad-hoc basis as necessary.

Furthermore, the Management Committee principally meets four times a month, the Group Risk Control Committee meets monthly, and the Compliance Committee, and the Group Investment Committee meets once a quarter. The Board of Corporate Auditors usually meets on a monthly basis.

7. Relationships with the Parent Company

T&D Holdings does not have the parent company.

III. Financial Review

1. Consolidated Results of Operations

For the first half, which ended September 30, 2005, ordinary revenues decreased ¥1.7 billion (0.1 percent) from the level of the same term of the previous fiscal year, to ¥1,213.3 billion, which was a total of income from insurance premiums of ¥966.3 billion (up 9.2 percent), investment income of ¥210.0 billion (up 24.5 percent), other ordinary income of ¥36.9 billion (down 77.1 percent) and other income.

Ordinary expenses decreased ¥6.0 billion (0.5 percent) from the level of the same term of the previous fiscal year, to ¥1,150.4 billion, which was a total of insurance claims and other payments of ¥945.8 billion (down 0.8 percent), provision for policy and other reserves of ¥18.6 billion (up 3,358.1 percent), investment expenses of ¥43.5 billion (down 22.1 percent), operating expenses of ¥105.2 billion (up 0.5 percent), and other ordinary expenses of ¥37.1 billion (down 10.3 percent) .

As a result, ordinary profit increased by ¥4.2 billion (7.3 percent), to ¥62.8 billion. Ordinary profit increased, due mainly to an improvement of capital gains and losses, including gains on sales of securities resulting from an improved investment environment, such as in a rise in stock prices despite a decrease in income from interest and dividends, attributed to the prolongation of low interest rates.

Extraordinary gains decreased 88.4 percent, to ¥0.3 billion, and extraordinary losses increased 330.9 percent, to ¥13.2 billion. An impairment loss of ¥3.3 billion, provision for reserve for price fluctuations of ¥6.8 billion, and other extraordinary losses of ¥1.8 billion, resulting from the premium severance payment for voluntary retirements by the inter-group reorganization of the in-house sales representatives' channel of T&D Financial Life were included in the extraordinary losses.

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income decreased ¥7.1 billion (27.7 percent), from the level of the same term of the previous fiscal year, to ¥18.8 billion.

Net income decreased due mainly to an increase in extraordinary losses, while ordinary profit increased.

2. Consolidated Financial Position

(1) Balance Sheets

As of September 30, 2005, total assets amounted to ¥13,384.1 billion (up 2.6 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥9,134.1 billion (up 3.5 percent), loans of ¥2,685.9 billion (down 1.8 percent) and cash and deposits of ¥393.5 billion (up 13.9 percent).

Total liabilities were ¥12,584.5 billion (up 1.0 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,100.2 billion (up 0.1 percent).

Total equity was ¥798.2 billion (up 37.1 percent), of which net unrealized gains on securities was ¥453.8 billion (up 84.1 percent).

(2) Cash Flows

Cash flows for the first half, which ended September 30, 2005, were as follows.

Net cash provided by operating activities increased ¥94.3 billion from the level of the same term of the previous fiscal year, amounted to ¥18.0 billion, due mainly to an increase in income from insurance premiums.

Net cash used in investing activities increased ¥373.0 billion from the level of the same term of the previous fiscal year, amounted to ¥118.4 billion. This was due mainly to a decline in cash flow from investments in loans.

Net cash used in financing activities increased ¥52.2 billion from the level of the same term of the previous fiscal year, and amounted to ¥15.4 billion. This is due mainly to a decrease in sales of treasury stock, dividends paid, and redemptions of commercial paper.

As a result, cash and cash equivalents as of September 30, 2005, totaled ¥751.7 billion, down ¥118.3 billion from the beginning of the fiscal year.

(3) Shareholder's Equity Ratio and Market Capitalization Ratio

	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Shareholder's equity ratio (Shareholder's equity / Total assets)	3.9%	6.0%	4.5%
Market capitalization ratio (Market capitalization / Total assets)	9.0%	12.2%	10.1%

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the first half, which ended September 30, 2005, Taiyo Life's ordinary revenues decreased ¥23.8 billion (4.0 percent) from the level of the same term of the previous fiscal year, to ¥575.7 billion, which was a total of income from insurance premiums of ¥423.4 billion (up 7.4 percent), investment income of ¥90.5 billion (up 0.2 percent), and other ordinary income of ¥61.8 billion (down 46.3 percent).

Ordinary expenses decreased ¥31.0 billion (5.3 percent) from the level of the same term of the previous fiscal year, to ¥553.4 billion, which was a total of insurance claims and other payments of ¥469.7 billion (down 4.8 percent), investment expenses of ¥24.0 billion (down 19.3 percent), operating expenses of ¥41.6 billion (up 0.4 percent) and others.

As a result, ordinary profit increased by ¥7.1 billion, or 47.5 percent, to ¥22.3 billion. Ordinary profit increased due mainly to an improvement in capital gains and losses, including gains on sales of securities despite a decrease in income from interest and dividends.

Extraordinary gains decreased 99.0 percent, to ¥0.0 billion, and extraordinary losses increased 457.1 percent, to ¥6.7 billion. The impairment loss of ¥3.0 billion and provision for reserve for price fluctuations of ¥3.3 billion were included in the extraordinary losses.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income decreased ¥4.1 billion, or 46.6 percent from the level of the same term of the previous fiscal year, to ¥4.7 billion. Net income decreased, due mainly to an increase in extraordinary losses, while ordinary profit increased.

Daido Life Insurance Company:

For the first half, which ended September 30, 2005, Daido Life's ordinary revenues increased ¥1.6 billion (0.3 percent) from the level of the same term of the previous fiscal year, to ¥558.4 billion, which was a total of income from insurance premiums of ¥435.3 billion (up 0.2 percent), investment income of ¥83.3 billion (up 8.6 percent), and other ordinary income of ¥39.6 billion (down 13.0 percent).

Ordinary expenses increased ¥3.8 billion (0.8 percent) from the level of the same term of the previous fiscal year, to ¥513.1 billion, which was a total of insurance claims and other payments of ¥432.6 billion (up 2.4 percent) and investment expenses of ¥18.5 billion (down 22.5 percent), operating expenses of ¥55.0 billion (down 0.9 percent) and others.

As a result, ordinary profit decreased by ¥2.2 billion (4.7 percent), to ¥45.2 billion. Ordinary profit decreased mainly because the decrease in income from interest and dividends was larger than the amount of improvement in capital gains and losses, including gains on investment in trading securities and other products.

Extraordinary gains decreased 94.3 percent, to ¥0.4 billion, and extraordinary losses increased 246.1 percent, to ¥4.3 billion. The impairment loss of ¥0.2 billion and provision for reserve for price fluctuations of ¥3.4 billion were included in the extraordinary losses.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income increased ¥6.7 billion, or 51.5 percent from the level of the same term of the previous fiscal year, to ¥19.9 billion. Net income increased, due mainly to a decrease in deferred income taxes, while ordinary profit decreased.

T&D Financial Life Insurance Company:

For the first half, which ended September 30, 2005, T&D Financial Life's ordinary revenues increased ¥88.8 billion (147.8 percent) from the level of the same term of the previous fiscal year, to ¥149.0 billion, which was a total of income from insurance premiums of ¥107.5 billion (up 91.4 percent), investment income of ¥38.0 billion (up 1,316.5 percent), and other ordinary income of ¥3.4 billion (up 164.9 percent).

Ordinary expenses increased ¥92.5 billion (148.1 percent) from the level of the same term of the previous fiscal year, to ¥155.1 billion, which was a total of insurance claims and other payments of ¥43.4 billion (up 14.5 percent), provision for policy and other reserves of ¥95.0 billion (up 1,025.7 percent), investment expenses of ¥2.1 billion (down 42.7 percent), operating expenses of ¥9.9 billion (up 21.5 percent) and other factors.

As a consequence, ordinary losses increased by ¥3.7 billion (155.3 percent), to ¥6.1 billion. Ordinary losses increased due mainly to an increase in operating expenses. These include agents fees resulting from solid sales of new variable-annuity products guaranteeing minimum living benefits, which were introduced in March 2005.

Extraordinary gains were ¥0.0 billion (down 92.1 percent), and extraordinary losses were ¥2.1 billion (up 271.1 percent). A ¥1.7-billion premium severance payment for voluntary retirements by the inter-group reorganization of the in-house sales representatives' channel was included in

the extraordinary losses. The company did not post an impairment loss.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income decreased ¥19.2 billion from ¥12.8 billion of the same term of the previous fiscal year, and the company posted a net loss of ¥6.3 billion.

Net income decreased, due mainly to an increase in ordinary losses, and deferred income tax returns became negative, resulting from a decline in the positive effect of adopting a consolidation taxation system.

(2) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the first half, which ended September 30, 2005, increased 1.9 percent over the same term of the previous fiscal year, to ¥1,475.4 billion.

The amount of surrender and lapse of individual insurance and annuities increased 19.0 percent over the same term of the previous fiscal year, to ¥812.7 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2005, increased 4.9 percent over the same term-end of the previous fiscal year (increased 2.2 percent from the previous fiscal year-end), to ¥17,333.7 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the first half, which ended September 30, 2005, decreased 4.0 percent over the same term of the previous fiscal year, to ¥2,145.7 billion.

The amount of surrender and lapse of individual insurance and annuities decreased 1.2 percent over the same term of the previous fiscal year, to ¥1,575.2 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2005, increased 0.8 percent over the same term-end of the previous fiscal year (increased 0.2 percent from the previous fiscal year-end), to ¥39,781.0 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the first half, which ended September 30, 2005, decreased 35.7 percent over the same term of the previous fiscal year, to ¥102.9 billion.

The amount of surrender and lapse of individual insurance and annuities increased 3.4 percent over the same term of the previous fiscal year, to ¥223.4 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2005, decreased 8.0 percent over the same term-end of the previous fiscal year (decreased 4.5 percent from the previous fiscal year-end), to ¥2,782.0 billion.

(3) Other Material Items

Taiyo Life Insurance Company:

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the first half, which ended September 30, 2005, recorded ¥16.3 billion, down 14.2 percent from the same term of the previous fiscal year, after compensating for a negative spread of ¥21.9 billion (up 16.5 percent).

As of September 30, 2005, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 989.7 percent, up 124.0 percent from the 865.7 percent at the end of the previous fiscal year. The value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥606.8 billion, up ¥142.6 billion from the ¥464.2 billion posted at the previous fiscal year-end.

Daido Life Insurance Company:

Daido Life posted ¥43.6 billion in its core profit for the first half, which ended September 30, 2005, a decrease of 15.9 percent from the same term of the previous fiscal year, after compensating for a negative spread of ¥16.3 billion (up 53.5 percent).

As of September 30, 2005, Daido Life's solvency margin ratio was 1,120.7 percent, up 83.5 percent from the 1,037.2 percent at the end of the previous fiscal year. The value of adjusted net assets amounted to ¥844.5 billion, up ¥174.9 billion from the ¥669.6 billion posted at the previous fiscal year-end.

T&D Financial Life Insurance Company:

Due mainly to amortization of goodwill of ¥3.2 billion (0.0 percent) and a negative spread of ¥2.0 billion (down 12.8 percent), T&D Financial Life marked a loss of ¥4.5 billion (up 104.5 percent) in its core profit for the first half, which ended September 30, 2005.

As of September 30, 2005, T&D Financial Life's solvency margin ratio was 1,070.3 percent, up 348.6 percent from the 721.7 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets amounted to ¥36.2 billion, down ¥4.9 billion from the ¥41.1 billion posted at the end of the previous fiscal year.

(4) Financial Position

Taiyo Life Insurance Company:

As of September 30, 2005, total assets amounted to ¥6,409.7 billion (up 2.1 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,332.6 billion (up 6.2 percent), loans of ¥1,624.5 billion (down 4.4 percent), property and equipment of ¥171.0 billion (down 3.1 percent), and call loans of ¥103.3 billion (down 31.4 percent).

Total liabilities were ¥6,088.4 billion (up 0.5 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,873.4 billion (down 0.8 percent).

Total equity was ¥321.3 billion (up 46.2 percent), of which net unrealized gains on securities was ¥203.6 billion (up 93.2 percent).

Daido Life Insurance Company:

As of September 30, 2005, total assets amounted to ¥6,106.7 billion (up 2.1 percent from March 31, 2005), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,095.1 billion (down 0.9 percent), loans of ¥1,064.5 billion (up 2.3 percent), cash and deposits of ¥249.0 billion (up 6.9 percent), and property and equipment of ¥145.2 billion (down 1.3 percent).

Total liabilities were ¥5,668.8 billion (up 0.1 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,446.5 billion (down 0.8 percent).

Total equity was ¥437.8 billion (up 37.7 percent), of which net unrealized gains on securities was ¥249.8 billion (up 77.0 percent).

T&D Financial Life Insurance Company:

As of September 30, 2005, total assets amounted to ¥817.4 billion (up 12.4 percent from March 31, 2005), mainly consisting of securities amounting to ¥713.8 billion (up 14.3 percent), cash and deposits of ¥56.6 billion (up 33.7 percent), and loans of ¥14.3 billion (down 3.0 percent).

Total liabilities were ¥798.2 billion (up 13.7 percent), and policy reserves accounting for a substantial portion of them amounted to ¥779.2 billion (up 13.8 percent).

Total equity was ¥19.1 billion (down 23.6 percent), of which net unrealized gains on securities was ¥0.3 billion (¥(0.1) billion as of March 31, 2005).

4. Forecasts for the Year Ending March 31, 2006 (Apr. 1, 2005 – Mar. 31, 2006)

The earnings forecasts for the fiscal year ending March 31, 2006, have not changed from those announced on May 19, 2005, as follows.

(1) Consolidated

(Billions of Yen)

	Ordinary Revenues	Ordinary Profit	Net Income
Year-End	2,170.0	95.0	26.0

Reference: Forecasts for the Year Ending March 31, 2006, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of Yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,040.0	980.0	210.0
Ordinary Profit	30.0	76.0	(13.0)
Core Profit	33.0	86.0	(12.0)
Net Income	3.0	32.0	(10.0)

(2) Non-consolidated

The earnings forecasts for the fiscal year ending March 31, 2006, have not changed from those announced on May 19, 2005, as follows. The projected shareholders' dividends for the fiscal year ending March 2006, remain unchanged.

(Billions of Yen)

	Operating Income	Ordinary Profit	Net Income	Annual Dividends per Share		
				Interim	Year-End	
Year-End	13.0	11.0	11.0	-	¥45.00	¥45.00

T&D Holdings, Inc.

Unaudited Consolidated Condensed Interim Financial Statements

Contents

T&D Holdings, Inc.

Unaudited Consolidated Condensed Balance Sheets

	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
		(Millions of yen)	
Assets:			
Cash and deposits	¥ 410,661	¥ 393,566	¥ 345,565
Call loans	333,531	218,305	225,631
Monetary claims purchased	209,895	246,633	172,339
Monetary trusts	196,765	229,905	221,864
Securities	8,388,763	9,134,116	8,828,614
Loans	2,855,288	2,685,998	2,735,442
Property and equipment	351,872	324,055	333,102
Due from agencies	1,552	1,477	1,536
Due from reinsurers	5,302	6,869	6,081
Other assets	162,572	143,864	162,640
Deferred tax assets	55,023	482	13,071
Deferred tax assets on land revaluation	1,983	4,121	2,868
Reserve for possible loan losses	(6,842)	(5,220)	(5,327)
Total assets	¥12,966,370	¥13,384,178	¥13,043,431
Liabilities:			
Policy reserves:			
Reserve for outstanding claims	¥ 75,224	¥ 70,031	¥ 75,033
Policy reserve	11,796,661	11,831,409	11,813,292
Reserve for policyholder dividends	211,628	198,799	204,665
Total policy reserves	12,083,514	12,100,241	12,092,991
Due to agencies	353	1,211	993
Due to reinsurers	777	619	758
Short-term debenture	–	15,000	20,000
Subordinated bonds	20,000	20,000	20,000
Other liabilities	205,174	178,516	168,323
Reserve for employees' retirement benefits	109,003	110,006	110,917
Reserve for directors' and corporate auditors' retirement benefits	2,792	3,125	3,042
Reserve for price fluctuations	40,550	49,550	42,669
Deferred tax liabilities	–	106,262	1
Total liabilities	12,462,166	12,584,533	12,459,696
Minority interests	1,547	1,440	1,403
Stockholder's equity:			
Common stock:			
Authorized – 966,000,000 shares			
Issued – 241,500,000 shares	100,000	100,000	100,000
Capital surplus	87,515	87,515	87,515
Retained earnings	169,769	189,051	180,592
Land revaluation	(33,398)	(31,948)	(32,037)
Net unrealized gains on securities	178,855	453,826	246,458
Translation adjustment	7	16	(6)
Treasury stock	(93)	(257)	(190)
Total stockholder's equity	502,656	798,204	582,331
Total liabilities, minority interests and stockholder's equity	¥12,966,370	¥13,384,178	¥13,043,431

See notes to unaudited consolidated condensed interim financial statements.

T&D Holdings, Inc.
Unaudited Consolidated Condensed Statements of Operations

	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
		(Millions of yen)	
Ordinary revenues:			
Income from insurance premiums	¥ 884,663	¥ 966,311	¥1,798,983
Investment income:			
Interest, dividends and income from real estate for rent	127,915	114,824	254,274
Gains from monetary trusts, net	4,040	–	3,846
Gains on investments in trading securities, net	3,750	9,561	4,885
Gains on sales of securities	31,509	35,091	56,116
Gains on redemptions of securities	10	467	165
Other investment income	1,534	1,391	3,454
Gains on separate accounts, net	–	48,699	13,395
Total investment income	168,761	210,036	336,139
Other ordinary income:			
Reversal of policy reserve	127,517	–	110,886
Other ordinary income	34,146	36,966	70,756
Total other ordinary income	161,664	36,966	181,643
Equity in net income of affiliated companies	6	12	16
Total ordinary revenues	1,215,095	1,213,326	2,316,781
Ordinary expenses:			
Insurance claims and other payments:			
Insurance claims	440,873	441,760	812,219
Annuity payments	68,170	73,830	136,486
Insurance benefits	158,267	153,878	321,420
Surrender payments	204,116	189,353	395,426
Other payments	82,414	87,030	160,081
Total insurance claims and other payments	953,842	945,853	1,825,635
Provision for policy and other reserves:			
Provision for policy reserve	–	18,117	–
Interest portion of reserve for policyholder dividends	538	511	1,055
Total provision for policy and other reserves:	538	18,628	1,055
Investment expenses:			
Interest expense	826	823	1,646
Losses from monetary trusts, net	–	920	–
Losses on sales of securities	15,396	9,954	33,222
Devaluation losses on securities	3,680	744	3,761
Amortization of securities	0	1	0
Losses from derivatives, net	23,150	21,148	33,300
Foreign exchange losses, net	2,698	2,393	4,907
Write-off of loans	38	32	76
Depreciation of real estate for rent	3,007	2,705	5,813
Other investment expenses	3,762	4,774	9,308
Losses on separate accounts, net	3,297	–	–
Total investment expenses	55,859	43,501	92,037
Operating expenses	104,802	105,275	205,681
Other ordinary expenses	41,433	37,173	83,534
Total ordinary expenses	1,156,477	1,150,432	2,207,943
Ordinary profit	58,618	62,893	108,838

T&D Holdings, Inc.

Unaudited Consolidated Condensed Statements of Operations (continued)

	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
	(Millions of yen)		
Extraordinary gains:			
Gains on sale of property and equipment	¥ 120	¥ 219	¥ 963
Reversal of reserve for possible loan losses	2,747	92	3,020
Recoveries of bad debts previously written-off	98	38	158
Reversal of reserve for losses on sale of loans	64	-	64
Total extraordinary gains	3,030	351	4,207
Extraordinary losses:			
Losses on sale, disposal and devaluation of property and equipment	1,045	1,140	11,982
Impairment loss	–	3,370	–
Provision for reserve for price fluctuations	1,944	6,880	4,063
Other	76	1,818	82
Total extraordinary losses	3,065	13,209	16,128
Provision for reserve for policyholder dividends	24,900	20,703	44,977
Income before income taxes	33,682	29,331	51,940
Income taxes:			
Current	(1,562)	9,180	1,607
Deferred	9,178	1,267	13,081
Minority interests	61	74	120
Net income	¥ 26,005	¥ 18,809	¥ 37,131

See notes to unaudited consolidated condensed interim financial statements.

T&D Holdings, Inc.

Unaudited Consolidated Condensed Statements of Surplus

	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
		(Millions of yen)	
Capital surplus:			
Balance at beginning of period	¥ 80,054	¥ 87,515	¥ 80,054
Addition:			
Gains on sale of treasury stock	7,461	0	7,461
Balance at end of period	¥ 87,515	¥ 87,515	¥ 87,515
Retained earnings:			
Balance at beginning of period	¥150,637	¥180,592	¥150,637
Additions:			
Net income	26,005	18,809	37,131
Increase in retained earnings due to reversal of land revaluation	57	743	–
Total additions	26,062	19,552	37,131
Deductions:			
Dividends	6,750	10,865	6,750
Bonuses to directors	158	201	158
Bonuses to corporate auditors	22	26	22
Decrease in retained earnings due to reversal of land revaluation	–	–	246
Total deductions	6,930	11,093	7,177
Balance at end of period	¥169,769	¥189,051	¥180,592

See notes to unaudited consolidated condensed interim financial statements.

T&D Holdings, Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
		(Millions of yen)	
Cash flows from operating activities:			
Income before income taxes	¥ 33,682	¥ 29,331	¥ 51,940
Depreciation of real estate for rent	3,007	2,705	5,813
Impairment loss	–	3,370	–
Amortization of goodwill due to consolidation	1		(23)
Other depreciation and amortization	11,093	10,412	21,544
Decrease in reserve for outstanding claims	(5,677)	(5,002)	(5,869)
Increase (decrease) in policy reserve	(127,517)	18,117	(110,886)
Increase in interest portion of reserve for policyholder dividends	538	511	1,055
Increase in provision for reserve for policyholder dividends	24,900	20,703	44,977
Decrease in reserve for possible loan losses	(2,821)	(100)	(4,234)
Increase (decrease) in reserve for employees' retirement benefits	274	(910)	2,188
Increase in reserve for directors' and corporate auditors' retirement benefits	112	82	362
Decrease in reserve for losses on sale of loans	(64)	–	(64)
Increase in reserve for price fluctuations	1,944	6,880	4,063
Interest, dividends and income from real estate for rent	(127,915)	(114,824)	(254,274)
Gains on investment securities	(12,895)	(83,118)	(37,579)
Interest expense	826	823	1,646
Exchange losses	2,928	2,492	5,089
Losses on sale or disposal of property and equipment	871	621	11,088
Equity in net income of affiliated companies	(6)	(12)	(16)
Decrease in amount due from agencies	350	59	365
Increase in amount due from reinsurers	(114)	(788)	(892)
Decrease in other assets (excluding investment activities-related and financing activities-related)	11,596	1,721	7,900
Increase (decrease) in amount due to agencies	(98)	217	541
Decrease in amount due to reinsurers	(123)	(138)	(143)
Decrease in other liabilities (excluding investment activities-related and financing activities-related)	(10,399)	(5,791)	(6,382)
Other, net	21,198	25,338	41,212
Subtotal	(174,308)	(87,299)	(220,576)
Interest, dividends and income from real estate for rent received	143,139	120,611	273,597
Interest paid	(806)	(819)	(1,654)
Policyholder dividends	(28,096)	(27,078)	(55,668)
Other, net	9,565	1,629	12,886
Income taxes received (paid)	(25,706)	11,056	(42,359)
Net cash provided by (used in) operating activities	(76,212)	18,099	(33,775)

Unaudited Consolidated Condensed Statements of Cash Flows (continued)

	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
		(Millions of yen)	
Cash flows from investing activities:			
Net decrease in short-term investments	¥ 30	¥ –	¥ 340
Investments in monetary claims purchased	(41,295)	(69,394)	(90,789)
Proceeds from sale and redemption of monetary claims purchased	11,619	45,993	37,919
Investments in monetary trusts	(40,000)	(93,700)	(106,400)
Proceeds from monetary trusts	114,471	99,346	158,679
Purchase of securities	(1,725,188)	(1,287,303)	(2,753,140)
Sale and redemption of securities	1,718,596	1,168,453	2,640,509
Investments in loans	(269,801)	(370,780)	(728,843)
Collection of loans	505,931	422,225	1,075,964
Other, net	(15,474)	(32,063)	(31,630)
Subtotal	258,887	(117,224)	202,610
Total of net cash provided by (used in) operating activities and investment transactions as above	182,675	(99,124)	168,834
Purchase of property and equipment	(4,988)	(1,644)	(9,458)
Proceeds from sale of property and equipment	698	450	7,003
Net cash provided by (used in) investing activities	254,597	(118,418)	200,155
Cash flows from financing activities:			
Income from short-term debenture	–	–	20,000
Redemption of short-term debenture	–	(5,000)	–
Proceeds from debt	4,700	3,000	8,500
Repayments of debt	(2,977)	(2,909)	(6,297)
Redemption of commercial paper	–	–	(30,000)
Purchase of treasury stock	(93)	(70)	(190)
Sale of treasury stock	41,677	3	41,677
Dividends paid	(6,416)	(10,429)	(6,469)
Dividends paid to minority interests	(30)	(32)	(30)
Net cash provided by (used in) financing activities	36,858	(15,438)	27,189
Effect of exchange rate changes on cash and cash equivalents	(1,746)	(2,549)	(3,777)
Net increase (decrease) in cash and cash equivalents	213,498	(118,306)	189,791
Cash and cash equivalents at beginning of year	680,270	870,062	680,270
Cash and cash equivalents at end of year	¥ 893,768	¥ 751,756	¥ 870,062

See notes to unaudited consolidated condensed interim financial statements.

T&D Holdings, Inc.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

September 30, 2005

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life Companies"), have become wholly-owned subsidiaries, through share transfers. The business combination was accounted for as a pooling of interests.

The Company, including its domestic consolidated subsidiaries, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying consolidated condensed financial statements are compiled from the interim financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements" (Ministry of Financial Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These consolidated condensed financial statements have been prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the six months ended September 30, 2005 was 16.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the six months ended September 30, 2005 was two.

1. Summary of Significant Accounting Policies (continued)

(b) Principles of consolidation (continued)

There are no affiliated companies which are accounted for under the cost method.

The financial statements of subsidiaries located outside Japan are prepared for the six months ended June 30, 2005. Appropriate adjustments have been made for material transactions between June 30 and September 30, the date of the consolidated financial statements.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency assets and liabilities are translated into Japanese yen at foreign exchange rates prevailing as at September 30, 2005 except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting principles and practices in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in minority interests or "Translation Adjustments" in equity.

(d) Investments in securities other than those of subsidiaries and affiliates

Investments in securities other than those of subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities or policy-reserve-matching bonds. Available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") and trading securities are stated at fair value. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

1. Summary of Significant Accounting Policies (continued)

(d) Investments in securities other than those of subsidiaries and affiliates (continued)

Taiyo Life has set up "policy-reserve-matching bonds." The purpose of the policy-reserve-matching bonds is to reflect Taiyo Life's ALM (Asset Liability Management) activity in the financial statements. Taiyo Life holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

Taiyo Life's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, Taiyo Life categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years,' and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

Taiyo Life identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of Taiyo Life's underlying policies. Taiyo Life also periodically examines the duration matching effectiveness, by comparison of the bond's duration with that of underlying policies.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Three Life Companies' Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Three Life Companies provide specific reserves in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Three Life Companies provide for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Three Life Companies' Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

Other consolidated subsidiaries also provide for their reserve for possible loan losses using the same procedures as the Three Life Companies. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

1. Summary of Significant Accounting Policies (continued)

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a reserve for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the six months, the Company provides a half of the estimated annual reserve.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a policy reserve for the fulfilment of future obligations under life insurance contracts. The reserve of the accompanying consolidated financial statements is established pursuant to the net level premium method. This method assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

For the calculation of the reserve for the insurance contracts whose condition were changed under Article 69-4-4 of the Enforcement Regulation of the Insurance Business Law, T&D Financial Life applies Zillmer Method of which period is the premium paying year of the contracts.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Three Life Companies are required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or termination of employment for reasons other than dismissal.

The Company and its consolidated subsidiaries set up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of service approach.

Unrecognized net actuarial gains or losses and gains on plan amendments are charged or credited to income when incurred.

1. Summary of Significant Accounting Policies (continued)

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company and certain domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company and these certain domestic consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/years-of service approach.

For six months, the Company provides a half of the estimated annual provision.

(j) Income taxes

The Company adopts the consolidated corporate-tax system. The consolidated corporate-tax system allows companies to pay taxes based on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, a portion of valuation allowance for deferred tax assets was reduced in respect of certain consolidated subsidiaries' tax loss carryforwards for which there had been uncertainty regarding realization.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and tax purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives ranging from 3 to 50 years for buildings and structures and from 2 to 20 years for equipment.

(l) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(m) Goodwill

The excess of cost over underlying net assets at acquisition, which is included in other assets, is amortized under the straight-line method over 5 years.

(n) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to be accounted for as operating lease transactions.

The Company and its consolidated subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect to non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to expense when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets in the accompanying balance sheets. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(o) Land revaluation

Taiyo Life revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law (the "Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses are not charged to income but are reported as a separate component of equity, net of income taxes. In case the Company sells a part of such revalued land, related revaluation gains or losses are transferred to retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of September 30, 2005 amounted to ¥9,516 million.

(p) Derivative financial instruments

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but the contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the balance sheet and are reclassified into income when the related hedged item impacts income.

The effectiveness of the hedging is measured by reference to the market fluctuations or the cash flow fluctuations as they affect the particular hedged item and hedging instrument.

1. Summary of Significant Accounting Policies (continued)

(p) Derivative financial instruments (continued)

Taiyo Life uses deferral hedge and fair value hedge. The special treatment for interest rate swaps is applied only where the interest rate swaps satisfy the requirements for hedge accounting. The hedge instruments and hedge items applied the hedge accounting as of September 30, 2005 are follows.

a.	Hedge instrument:	Interest rate swaps
	Hedge item:	Loans
b.	Hedge instrument:	Foreign exchange contracts
	Hedge item:	Foreign currency denominated bonds
c.	Hedge instrument:	Individual stock options
	Hedge item:	Domestic equities
d.	Hedge instrument:	Margin transactions
	Hedge item:	Domestic equities

Daido Life uses fair value hedge and deferral hedge. The assignment accounting for Foreign exchange contracts with certificates of deposit in foreign currency as the hedge item is applied only where the hedge instrument satisfy the requirements. The hedge instruments and hedge items for Daido Life are follows.

a.	Hedge instrument:	Foreign exchange contracts
	Hedge item:	Foreign currency denominated available for sale securities and certificates of deposit
b.	Hedge instrument:	Interest rate swaps
	Hedge item:	Available for sale bonds

(q) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid are separately recorded on the balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(r) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

1. Summary of Significant Accounting Policies (continued)

(s) Impairment of fixed assets

Effective the six months ended September 30, 2005, the Company adopted the "Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets" issued by the Business Accounting Council and Financial Accounting Standard Implementation Guidance No. 6, "Implementation Guidance for Impairment of Fixed Assets" issued by Accounting Standard Board of Japan. The effect of this change was to decrease income before income tax by ¥3,370 million for the six months ended September 30, 2005.

Fixed assets are shown net of impairment losses.

2. Loans

Delinquent loans of the Company and its consolidated subsidiaries as of September 30, 2005 are summarized as follows:

	(Millions of yen)
Loans to bankrupt companies	¥ 285
Past due loans	4,765
Loans overdue for three months or more	5,024
Restructured loans	429
Total	¥10,504

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company and its consolidated subsidiaries have stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company and its consolidated subsidiaries have stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are overdue for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

2. Loans (continued)

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company and its consolidated subsidiaries write off the portion of such loans that is not collectable from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the six months ended September 30, 2005 amounted to ¥136 million. Past due loans decreased due to write-offs by ¥687 million for the six months ended September 30, 2005.

The Company and its consolidated subsidiaries' outstanding loan commitments with borrowers as of September 30, 2005 are summarized as follows:

	(Millions of yen)
Total loan commitments	¥180
Less amount drawn down	–
Unused loan commitments	¥180

Based on the loan commitment agreements, the extension of credit is subject to the Company and its consolidated subsidiaries' review procedures. The review procedures consist ensuring the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitment amounts do not necessarily represent future cash requirements.

3. Accumulated Depreciation of Property and Equipment

Accumulated depreciation of property and equipment as of September 30, 2005 was ¥196,122 million.

4. Separate Accounts

The balance sheet includes ¥509,288 million of assets and liabilities in equal amounts related to separate accounts, as of September 30, 2005.

Separate account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Three Life Companies to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets and liabilities are offset by a corresponding provision for or reversal of policy reserve and do not affect the Three Life Companies' net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although they are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities, and are stated at fair value. Cost is determined by the moving average method.

5. Reserve for Policyholder Dividends

An analysis of the reserve for policyholder dividends included in policy reserves for the six months ended September 30, 2005 is as follows:

	(Millions of yen)
Balance at beginning of year	¥204,665
Policyholder dividends	(27,078)
Increase in interest	511
Decrease due to other reasons	(1)
Provision for reserve for policyholder dividends	20,703
Balance at September 30, 2005	¥198,799

6. Subordinated Bonds

Taiyo Life issued domestic unsecured subordinated notes with an early redeemable option (the "Notes"). Taiyo Life, by way of the issuance of the Notes, intends to enhance its solvency margin ratio as well as to develop its relationship with domestic market investors, with a focus on investors in Japan.

The bankruptcy, commencement of corporate reorganization proceedings and commencement of civil rehabilitation proceedings are subordination events for the Notes. When a subordination event occurs, the principal amount and interest of the Notes will not be paid until the conditions for suspension are completed.

7. Other Liabilities

Other liabilities included ¥35,000 million of subordinated borrowings as of September 30, 2005.

8. Commitments

The amounts of the Three Life Companies' future contributions to the Policyholder Protection Fund, which was taken over by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥3,110 million as of September 30, 2005. The contributions are charged to expense as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which are estimated in accordance with Article 259 of the Insurance Business Law, were ¥19,912 million as of September 30, 2005. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

8. Commitments (continued)

¥143,782 million of the Three Life Companies investments in securities was mainly pledged as collateral for the overdraft limit of exclusive account of real-time gross settlement of government bonds with the Bank of Japan, the benefit of the Policyholder Protection Corporation in order to secure such future contributions and as a substitution of collateral for margin trading and margin for futures contracts as of September 30, 2005.

A portion of bonds amounting to ¥5,192 million was loaned under lending contracts as of September 30, 2005.

9. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of Taiyo Life and Daido Life and whose distribution is restricted by Article 92 of the Insurance Business Law, amounted to ¥63,158 million and ¥10,836 million as of September 30, 2005, respectively.

10. Investments in Affiliates

Securities included ¥175 million of investments in affiliates as of September 30, 2005.

11. Impairment Loss

Impairment loss relating to fixed assets as of September 30, 2005 is as follows:

(1) Categorization of assets

The Three Life Companies categorize real estate owned for insurance marketing purposes as a single asset group. Other assets such as lease property and unused real estate are categorized separately. The other consolidated subsidiaries categorize real estate on a company by company basis.

(2) Background of impairment loss

Because of decreases in fair market value and rental income, impairment loss was recognized as the difference between the existing book value and recoverable amount. This decrease is reported in extraordinary losses as impairment loss.

(3) Impairment loss per asset group

Asset	The number of impairment loss	Impairment loss		
		Land	Buildings	Total
			(Millions of yen)	
Lease assets	15	¥2,338	¥1,031	¥3,370

11. Impairment Loss (continued)

(4) Calculation method of recoverable amount

The recoverable amount is based on use value and net sales value. Use value is calculated by discounting future cash flows at rates ranging from 6.45% to 9.45%. In principle, net sales value is calculated by subtracting the estimated costs of disposal from appraisal value calculated in accordance with the real estate appraisal standard..

12. Extraordinary Losses – Other

Other extraordinary losses include an extra early retirement allowance for voluntary retirees due to T&D Financial Life's business restructuring. This amounted to ¥1,744 million.

13. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and cash deposits as stated in the balance sheet as of September 30, 2005:

	(Millions of yen)
Cash and deposits	¥ 393,566
Less: deposits with an original maturity of more than three months	(110)
Call loans	218,305
Monetary claims purchased	246,633
Less: monetary claims purchased more than three months	(106,639)
Cash and cash equivalents	¥ 751,756

14. Segment Information

Segment information is not required to be disclosed, as ordinary revenues and total assets related to the Company and its consolidated subsidiaries' insurance business in Japan exceed 90% of the total amounts of both ordinary revenues and total assets.

15. Lease Transactions

Information regarding non-ownership-transfer finance leases were as follows:

(1) As lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee, such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense and interest expense of finance leases, which is required under Japanese accounting standards for leases as of September 30, 2004 and 2005 and March 31, 2005 are summarized as follows:

	As of September 30,		As of March 31,
	2004	2005	2005
	(Millions of yen)		
Equipment:			
Acquisition cost	¥85	¥83	¥83
Accumulated depreciation	(58)	(75)	(66)
Net carrying value	¥27	¥ 8	¥16

Obligations under finance leases as of September 30, 2004 and 2005 and March 31, 2005 were as follows:

	As of September 30,		As of March 31,
	2004	2005	2005
	(Millions of yen)		
Due within one year	¥18	¥8	¥14
Due after one year	10	0	3
Total	¥29	¥8	¥17

Total payments for non-ownership-transfer finance leases for the six months ended September 30, 2004 and 2005 and the year ended March 31, 2005 were ¥9 million, ¥8 million and ¥19 million, respectively.

Depreciation and imputed interest cost, which are not reflected in the accompanying statement of operations, for the six months ended September 30, 2004 and 2005 and the year ended March 31, 2005 were as follows:

	Six months ended September 30,		Year ended March 31,
	2004	2005	2005
	(Millions of yen)		
Depreciation	¥9	¥8	¥17
Imputed interest cost	0	0	0

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

15. Lease Transactions (continued)

(1) As lessee (continued)

Future minimum lease payments on operating lease as of September 30, 2004 and 2005 and March 31, 2005 were as follows:

	As of September 30,		As of March 31,
	2004	2005	2005
		(Millions of yen)	
Due within one year	¥ 9	¥6	¥ 6
Due after one year	10	3	6
Total	¥19	¥9	¥13

(2) As lessor

Information of non-ownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards as of September 30, 2004 and 2005 and March 31, 2005 are summarized as follows.

Leased assets included in the accompanying balance sheet accounted for under operating lease accounting are summarized as follows:

	As of September 30,		As of March 31,
	2004	2005	2005
		(Millions of yen)	
Other:			
Acquisition cost	¥ 42,170	¥ 46,884	¥ 43,049
Accumulated depreciation	(22,642)	(24,902)	(22,422)
Net carrying value	¥ 19,528	¥ 21,981	¥ 20,627

The amounts equivalent to the minimum lease payments to be received as of September 30, 2004 and 2005 and March 31, 2005 were as follows:

	As of September 30,		As of March 31,
	2004	2005	2005
		(Millions of yen)	
Due within one year	¥ 7,116	¥ 7,671	¥ 7,317
Due after one year	16,958	19,942	18,426
Total	¥24,074	¥27,614	¥25,743

15. Lease Transactions (continued)

Gross lease income, recovery to the principal amount and net lease income if the Company applied finance lease accounting to non-ownership-transfer finance leases for the six months ended September 30, 2004 and 2005 and the year ended March 31, 2005 would have been as follows:

	Six months ended September 30,		Year ended March 31,
	2004	2005	2005
		(Millions of yen)	
Gross lease income	¥3,913	¥4,105	¥7,861
Recovery of principal amount	3,393	3,475	6,750
Net lease income	556	639	1,160

Imputed interest cost is computed by the interest method.

16. Investments in Securities

(1) As of September 30, 2004

Investments in held-to-maturity securities with readily obtainable fair value as of September 30, 2004 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 390,583	¥ 399,414	¥ 8,831
Municipal bonds	642,559	664,699	22,140
Corporate bonds	892,301	906,591	14,289
Total domestic bonds	1,925,444	1,970,706	45,261
Foreign bonds	99,785	100,635	849
Other securities	67,123	67,378	255
Total	¥2,092,353	¥2,138,720	¥46,366

Note: Available-for-sale securities include certificates of deposits amounting to ¥5,000 million that are shown as cash and deposit, commercial paper amounting to ¥45,998 million and beneficiary trust certificates amounting to ¥16,124 million that are shown as monetary claims purchased on the balance sheet as of September 30, 2004.

16. Investments in Securities (continued)

(1) As of September 30, 2004 (continued)

Bonds for policy-reserve-matching with readily obtainable fair value as of September 30, 2004 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 466,441	¥ 463,892	¥ (2,549)
Municipal bonds	167,812	169,384	1,572
Corporate bonds	751,188	752,441	1,252
Total	¥1,385,442	¥1,385,718	¥ 275

Available-for-sale securities with readily obtainable fair value as of September 30, 2004 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 384,557	¥ 396,020	¥ 11,463
Municipal bonds	684,480	706,305	21,825
Corporate bonds	783,872	801,559	17,686
Total domestic bonds	1,852,909	1,903,885	50,976
Domestic stocks	616,057	787,883	171,826
Foreign securities:			
Foreign bonds	886,116	918,746	32,630
Foreign stocks	34,292	35,064	772
Foreign other securities	72,661	72,893	231
Total foreign securities	993,070	1,026,704	33,634
Other securities	786,323	808,888	22,565
Total	¥4,248,360	¥4,527,362	¥279,001

Note 1: Available-for-sale securities include certificates of deposits amounting to ¥20,000 million that are shown as cash and deposits, commercial paper amounting to ¥127,996 million and beneficiary trust certificates amounting to ¥19,774 million that are shown as monetary claims purchased on the balance sheet as of September 30, 2004.

Note 2: Impairment losses with respect to the other securities as of September 30, 2004, ¥2,401 million was charged to income. Impairment loss was recognized when the fair market value of securities as of September 30, 2004 decreased from the acquisition cost by 30% or more.

16. Investments in Securities (continued)

(1) As of September 30, 2004 (continued)
Securities without readily obtainable fair value held by the Company as of September 30, 2004 are summarized as follows:

	Carrying amount
	(Millions of yen)
Available-for-sale securities:	
Unlisted stocks (excluding over-the-counter stocks)	¥ 20,449
Foreign securities/unlisted stocks (excluding over-the-counter stocks)	150,000
Foreign securities/other securities	22,365
Other securities	14,707
Total	¥207,521

(2) As of September 30, 2005
Investments in held-to-maturity securities with readily obtainable fair value as of September 30, 2005 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 389,850	¥ 396,734	¥ 6,883
Municipal bonds	590,398	604,450	14,052
Corporate bonds	797,229	807,839	10,610
Total domestic bonds	1,777,479	1,809,024	31,545
Foreign bonds	85,194	86,061	866
Other securities	94,961	95,148	187
Total	¥1,957,635	¥1,990,234	¥32,599

Note: Available-for-sale securities include certificates of deposits amounting to ¥5,000 million that are shown as cash and deposit, commercial paper amounting to ¥28,996 million and beneficiary trust certificates amounting to ¥60,964 million that are shown as monetary claims purchased on the balance sheet as of September 30, 2005.

Bonds for policy-reserve-matching with readily obtainable fair value as of September 30, 2005 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 477,823	¥ 478,284	¥ 460
Municipal bonds	291,272	292,345	1,073
Corporate bonds	897,622	901,972	4,350
Total	¥1,666,718	¥1,672,603	¥5,884

16. Investments in Securities (continued)

(2) As of September 30, 2005 (continued)

Available-for-sale securities with readily obtainable fair value as of September 30, 2005 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 265,032	¥ 273,881	¥ 8,848
Municipal bonds	640,129	655,461	15,331
Corporate bonds	821,013	836,957	15,944
Total domestic bonds	1,726,175	1,766,300	40,125
Domestic stocks	608,968	1,075,547	466,579
Foreign securities:			
Foreign bonds	844,071	879,930	35,858
Foreign stocks	72,290	78,461	6,171
Foreign other securities	109,617	110,949	1,332
Total foreign securities	1,025,979	1,069,341	43,361
Other securities	888,565	1,021,657	133,091
Total	¥4,249,688	¥4,932,846	¥683,157

Note 1: Available-for-sale securities include certificates of deposits amounting to ¥30,000 million that are shown as cash and deposits, commercial paper amounting to ¥139,994 million and beneficiary trust certificates amounting to ¥16,677 million that are shown as monetary claims purchased on the balance sheet as of September 30, 2005.

Note 2: Impairment losses with respect to the other securities as of September 30, 2005, ¥237 million was charged to income. Impairment loss was recognized when the fair market value of securities as of September 30, 2005 decreased from the acquisition cost by 30% or more.

Securities without readily obtainable fair value held by the Company as of September 30, 2005 are summarized as follows:

	Carrying amount
	(Millions of yen)
Available-for-sale securities:	
Unlisted stocks	¥ 29,870
Foreign securities/unlisted stocks	–
Foreign securities/other securities	210,423
Other securities	18,415
Total	¥258,709

Note: Foreign preferred subscription certificates have been reclassified from "Foreign securities/unlisted stocks" to "Foreign securities/other securities" as of September 30, 2005.

16. Investments in Securities (continued)

(3) As of March 31, 2005

Investments in held-to-maturity securities with readily obtainable fair value as of March 31, 2005 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 378,893	¥ 389,744	¥10,851
Municipal bonds	598,074	619,288	21,214
Corporate bonds	787,717	806,310	18,593
Total domestic bonds	1,764,684	1,815,344	50,659
Foreign bonds	103,058	104,771	1,713
Other securities	69,901	70,476	574
Total	¥1,937,645	¥1,990,591	¥52,946

Note: Available-for-sale securities include certificates of deposits amounting to ¥5,000 million that are shown as cash and deposit, commercial paper amounting to ¥30,997 million and beneficiary trust certificates amounting to ¥33,903 million that are shown as monetary claims purchased on the balance sheet as of March 31, 2005.

Bonds for policy-reserve-matching with readily obtainable fair value as of March 31, 2005 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 530,470	¥ 534,211	¥ 3,740
Municipal bonds	238,381	242,327	3,945
Corporate bonds	834,808	846,585	11,776
Total	¥1,603,661	¥1,623,123	¥19,462

16. Investments in Securities (continued)

(3) As of March 31, 2005 (continued)

Available-for-sale securities with readily obtainable fair value as of March 31, 2005 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 507,072	¥ 518,822	¥ 11,750
Municipal bonds	660,945	683,297	22,351
Corporate bonds	814,555	835,995	21,440
Total domestic bonds	1,982,573	2,038,115	55,541
Domestic stocks	618,169	868,368	250,199
Foreign securities:			
Foreign bonds	883,873	916,730	32,856
Foreign stocks	46,479	47,681	1,202
Foreign other securities	98,584	98,276	(308)
Total foreign securities	1,028,936	1,062,687	33,751
Other securities	784,934	822,906	37,971
Total	¥4,414,613	¥4,792,078	¥377,464

Note 1: Available-for-sale securities include certificates of deposits amounting to ¥25,000 million that are shown as cash and deposits, commercial paper amounting to ¥88,996 million and beneficiary trust certificates amounting to ¥18,440 million that are shown as monetary claims purchased on the balance sheet as of March 31, 2005.

Note 2: Impairment losses with respect to the other securities as of March 31, 2005, ¥2,139 million was charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2005 decreased from the acquisition cost by 30% or more.

Securities without readily obtainable fair value held by the Company as of March 31, 2005 are summarized as follows:

	Carrying amount
	(Millions of yen)
Available-for-sale securities:	
Unlisted stocks (excluding over-the-counter stocks)	¥ 29,264
Foreign securities/unlisted stocks (excluding over-the-counter stocks)	150,000
Foreign securities/other securities	27,269
Other securities	14,498
Total	¥221,032

17. Investment in Monetary Trusts

(1) As of September 30, 2004

There are no monetary trusts for held-to-maturity or policy-reserve-matching purposes as of September 30, 2004.

Monetary trusts other than investment, held-to-maturity and policy-reserve-matching purpose as of September 30, 2004 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Monetary trusts	¥84,135	¥83,617	¥(518)

Note 1: In addition to the monetary trusts above, investments in short term monetary trusts amounting to ¥50,000 million and joint monetary trusts amounting to ¥35,350 million are stated at acquisition cost on the balance sheet as of September 30, 2004.

Note 2: Impairment losses with respect to monetary trusts other than investment, held-to-maturity, and policy-reserve-matching as of September 30, 2004 of ¥312 million were charged to income. Impairment loss was recognized when the fair market value of securities as of September 30, 2004 decreased from the acquisition cost by 30% or more.

(2) As of September 30, 2005

There are no monetary trusts for held-to-maturity or policy-reserve-matching purposes as of September 30, 2005.

Monetary trusts other than investment, held-to-maturity and policy-reserve-matching purpose as of September 30, 2005 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Monetary trusts	¥152,801	¥173,397	¥20,595

Note 1: In addition to the monetary trusts above, joint monetary trusts amounting to ¥49,350 million are stated at acquisition cost on the balance sheet as of September 30, 2005.

Note 2: Impairment losses with respect to monetary trusts other than investment, held-to-maturity, and policy-reserve-matching as of September 30, 2005 of ¥158 million were charged to income. Impairment loss was recognized when the fair market value of securities as of September 30, 2005 decreased from the acquisition cost by 30% or more.

17. Investment in Monetary Trusts (continued)

(3) As of March 31, 2005

There are no monetary trusts for held-to-maturity or policy-reserve-matching purposes as of March 31, 2005.

Monetary trusts other than investment, held-to-maturity and policy-reserve-matching purpose as of March 31, 2005 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Monetary trusts	¥78,034	¥83,077	¥5,042

Note 1: In addition to the monetary trusts above, investments in short term monetary trusts amounting to ¥80,000 million and joint monetary trusts amounting to ¥51,750 million are stated at acquisition cost on the balance sheet as of March 31, 2005.

Note 2: Impairment losses with respect to monetary trusts other than investment, held-to-maturity, and policy-reserve-matching as of March 31, 2005 of ¥615 million were charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2005 decreased from the acquisition cost by 30% or more.

18. Derivative Financial Instruments

The Company uses swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates and stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal guidelines such as total notional amount and credit rating of entities to be referred under the credit derivatives.

The Company has established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to maintain an adequate control environment for derivative financial instruments. All dealing functions, such as the front, back and middle offices, are completely separated into different departments. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the board of directors.

18. Derivative Financial Instruments (continued)

Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of non-performance by the counterparties is therefore considered to be remote.

The following tables show a summary of the notional amounts and current market or fair values of derivative financial instruments held as of September 30, 2004 and 2005 and March 31, 2005. Notional amounts do not represent exposure to credit loss.

	As of September 30,						As of March 31,		
	2004			2005			2005		
	Notional amount	Current market or fair value	Gross unrealized gains (losses)	Notional amount	Current market or fair value	Gross unrealized gains (losses)	Notional amount	Current market or fair value	Gross unrealized gains (losses)
	(Millions of yen)								
Currency:									
Foreign exchange contracts sold	¥781,838	¥799,347	¥(17,509)	¥747,091	¥770,185	¥(23,093)	¥805,459	¥825,882	¥(20,423)
Foreign exchange contracts bought	297	296	(0)	616	617	0	140	140	0
Foreign currency options sold (call)	5,613			–			–		
Foreign currency options sold (call) premium	28	29	(1)	–	–	–	–	–	–
Foreign currency options bought (put)	5,310			–			–		
Foreign currency options bought (put) premium	28	3	(25)	–	–	–	–	–	–
Interest rate:									
Interest rate swap: fixed rate receipt/ floating rate payment	222,221	4,872	4,872	185,939	1,726	1,726	214,923	3,795	3,795
Interest rate swap: fixed rate payment/ floating rate receipt	144,982	(255)	(255)	142,382	(423)	(423)	144,982	(1,575)	(1,575)
Stock index futures bought	17,050	16,493	(566)	–	–	–	29,977	30,126	148
Stock index option bought	69,892			79,983			79,993		
Stock index option bought premium	4,376	2,965	(1,410)	2,237	527	(1,710)	3,168	1,561	(1,607)
Bonds:									
Bond future sold	37,566	38,079	(513)	30,993	30,558	435	34,385	34,852	(467)
Total valuation loss, net			¥(15,400)			¥(23,065)			¥(20,129)

Note 1: The transactions that apply deferral hedge and fair value hedge including special treatment for interest rate swaps are included above.

Note 2: Foreign currency monetary assets or liabilities, etc. that are fixed at the yen amount at settlement time by employing foreign exchange forward contract, etc. and are stated in yen in the accompanying balance sheet are excluded above.

19. Per Share Information

Net income per share calculated based on the weighted average number of shares of common stock outstanding during the six months ended September 30, 2004 and 2005 and the year ended March 31, 2005 were ¥111.35, ¥77.90 and ¥155.41, respectively. Net assets per share calculated based on the number of shares of common stock outstanding as of September 30, 2004 and 2005 and March 31, 2005 were ¥2,081.55, ¥3,305.88 and ¥2,410.76, respectively.

Summary of the net income per share computations is as follows:

	Six months ended September 30,		Year ended March 31,
	2004	2005	2005
		(Millions of yen)	
Net income	¥26,005	¥18,809	¥37,131
Bonuses to directors and corporate auditors	–	–	(225)
Net income available to common stockholders	¥26,005	¥18,809	¥36,906
		(Shares)	
Weighted average common shares outstanding	233,523,846	241,455,798	237,486,517

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2005)

November 17, 2005

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 17, 2005
Interim Dividends: Applicable
Application of Share Unit System: Yes (50 shares for a unit)

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2005 (April 1, 2005 – Sep. 30, 2005)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the previous term of the six months ended September 30, 2004 and the year ended March 31, 2005. Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change
Six months ended Sep. 30, 2005	¥12,255 million	48.9	¥10,948 million	69.7	¥10,961 million	94.1
Six months ended Sep. 30, 2004	¥8,233 million	—	¥6,453 million	—	¥5,645 million	—
Year Ended March 31, 2005	¥26,016 million	—	¥23,144 million	—	¥22,337 million	—

	Net Income	%change	Net Income per Share
Six months ended Sep. 30, 2005	¥10,916 million	80.9	¥45.21
Six months ended Sep. 30, 2004	¥6,032 million	—	¥24.98
Year Ended March 31, 2005	¥22,493 million	—	¥92.99

Notes:

1. *Average number of outstanding shares during the term: for the six months ended September 30, 2005: 241,455,798; for the six months ended September 30, 2004: 241,491,059; for the fiscal year ended March 31, 2005: 241,481,037*
2. *Changes in method of accounting: Applicable*
3. *% changes for operating income and operating profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended Sep. 30, 2005	¥—	¥—
Six months ended Sep. 30, 2004	¥—	¥—
Year Ended March 31, 2005	¥—	¥45.00

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Sep. 30, 2005	¥564,189 million	¥554,564 million	98.3%	¥2,296.81
As of Sep. 30, 2004	¥545,407 million	¥538,255 million	98.7%	¥2,228.97
As of March 31, 2005	¥575,331 million	¥554,619 million	96.4%	¥2,296.77

Notes:

1. *Number of outstanding shares at the end of the term: as of September 30, 2005: 241,449,580; as of September 30, 2004: 241,480,903; as of March 31, 2005: 241,461,460*
2. *Number of treasury stock at the end of the term: as of September 30, 2005: 50,420; as of September 30, 2004: 19,097; as of March 31, 2005: 38,540*

2. Non-Consolidated Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

	Operating Income	Ordinary Profit	Net Income	Annual Dividends per Share	
				Year-End	
Year Ending March 31, 2006	¥13,000 million	¥11,000 million	¥11,000 million	¥45.00	¥45.00

Notes:

1. *The above forecasts have not been changed from the previous forecasts announced on May 19, 2005.*
2. *Projected net income per share for the year ending March 31, 2006 is ¥45.56.*

The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

T&D Holdings, Inc. Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of September 30, 2004			As of September 30, 2005			As of March 31, 2005		
	Amount		(%)	Amount		(%)	Amount		(%)
Assets:									
Current assets									
Cash and deposits	4,242			15,485			10,549		
Other current assets	1,673			9,285			25,362		
Total current assets		5,915	1.1		24,770	4.4		35,912	6.2
Fixed assets:									
Tangible fixed assets	128			121			123		
Intangible fixed assets	7			6			6		
Investments and other assets	539,356			539,291			539,289		
Investments in subsidiaries	539,066			539,066			539,066		
Other fixed assets	290			225			223		
Total fixed assets		539,491	98.9		539,418	95.6		539,419	93.8
Total assets		545,407	100.0		564,189	100.0		575,331	100.0
Liabilities:									
Current liabilities									
Short-term debt	5,000			—			—		
Other current liabilities	2,104			9,502			20,613		
Total current liabilities		7,104	1.3		9,502	1.7		20,613	3.6
Fixed liabilities									
Reserve for directors' and corporate auditors' retirement benefits	48			121			99		
Total fixed liabilities		48	0.0		121	0.0		99	0.0
Total liabilities		7,152	1.3		9,624	1.7		20,712	3.6
Stockholders' equity :									
Common stock		100,000	18.3		100,000	17.7		100,000	17.4
Capital surplus									
Capital reserve	432,316			432,316			432,316		
Other capital surplus	—			0			—		
Gains on sale of treasury stock	—			0			—		
Total capital surplus		432,316	79.3		432,316	76.6		432,316	75.1
Retained earnings									
Unappropriated retained earnings	6,032			22,505			22,493		
Total retained earnings		6,032	1.1		22,505	4.0		22,493	3.9
Treasury stock		(93)	(0.0)		(257)	(0.0)		(190)	(0.0)
Total stockholders' equity		538,255	98.7		554,564	98.3		554,619	96.4
Total liabilities and stockholders' equity		545,407	100.0		564,189	100.0		575,331	100.0

T&D Holdings, Inc. Unaudited Non-Consolidated Condensed Statements of Operations

(Millions of yen)

	Six months ended September 30, 2004			Six months ended September 30, 2005			Year ended March 31, 2005		
	Amount		(%)	Amount		(%)	Amount		(%)
Operating income:									
Dividends on investments in subsidiaries	6,750			10,867			23,050		
Fees and commissions received from subsidiaries	1,483	8,233	100.0	1,388	12,255	100.0	2,966	26,016	100.0
Operating expenses:									
General and administrative expenses		1,780	21.6		1,307	10.7		2,872	11.0
Operating profit		6,453	78.4		10,948	89.3		23,144	89.0
Non-operating income		12	0.2		13	0.1		18	0.1
Non-operating expenses		819	10.0		—	—		825	3.2
Ordinary profit		5,645	68.6		10,961	89.4		22,337	85.9
Income before income taxes:		5,645	68.6		10,961	89.4		22,337	85.9
Current income taxes	(240)			27			(31)		
Deferred income taxes	(146)	(386)	(4.7)	18	45	0.3	(124)	(155)	(0.6)
Net income		6,032	73.3		10,916	89.1		22,493	86.5
Unappropriated retained earnings at beginning of period		—			11,589			—	
Unappropriated retained earnings at end of period		6,032			22,505			22,493	

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Six Months Ended September 30, 2005

1. Sales Results (Individual insurance and annuities)

(Billions of Yen)

Six Months Ended September 30, 2005	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New Policy Amount	3,724.1	(3.1%)	1,475.4	1.9%	2,145.7	(4.0%)	102.9	(35.7%)
Surrender and Lapse Amount	2,611.4	4.8%	812.7	19.0%	1,575.2	(1.2%)	223.4	3.4%
Surrender and Lapse Rate	-	-	4.79%	0.54point	3.97%	(0.09point)	7.67%	0.78point
Policy Amount in Force	59,896.8	1.5%	17,333.7	4.9%	39,781.0	0.8%	2,782.0	(8.0%)
Annualized Premiums of New Policies	70.1	4.4%	21.3	(9.4%)	41.6	4.5%	7.2	87.6%
3rd Sector Products	9.2	(5.9%)	6.9	(0.9%)	2.0	6.4%	0.2	(68.6%)
Annualized Premiums of Total Policies	1,464.2	(0.8%)	712.6	(5.2%)	678.5	2.9%	72.9	12.9%
3rd Sector Products	177.0	0.6%	107.4	2.7%	61.1	(2.0%)	8.5	(5.7%)

Notes:

1. New policy amount includes increase from conversion.

2. Surrender and lapse rate is not annualized.

3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

2. Summary of Operations

(Billions of Yen)

Six Months Ended September 30, 2005	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary Revenues	1,213.3	(0.1%)	575.7	(4.0%)	558.4	0.3%	149.0	147.8%
Income from Insurance Premiums and Others	966.3	9.2%	423.4	7.4%	435.3	0.2%	107.5	91.4%
Investment Income	210.0	24.5%	90.5	0.2%	83.3	8.6%	38.0	1,316.5%
Ordinary Expenses	1,150.4	(0.5%)	553.4	(5.3%)	513.1	0.8%	155.1	148.1%
Insurance Claims and Other Payments	945.8	(0.8%)	469.7	(4.8%)	432.6	2.4%	43.4	14.5%
Investment Expenses	43.5	(22.1%)	24.0	(19.3%)	18.5	(22.5%)	2.1	(42.7%)
Ordinary Profit (Loss)	62.8	7.3%	22.3	47.5%	45.2	(4.7%)	(6.1)	-
Extraordinary Gains	0.3	(88.4%)	0.0	(99.0%)	0.4	(94.3%)	0.0	(92.1%)
Extraordinary Losses	13.2	330.9%	6.7	457.1%	4.3	246.1%	2.1	271.1%
Provision for Reserve for Policyholder Dividends	20.7	(16.9%)	6.6	1.3%	13.2	(25.4%)	0.7	42.7%
Income before Income Taxes	29.3	(12.9%)	8.9	(37.5%)	28.0	(22.0%)	(9.0)	-
Income Taxes	10.4	37.2%	4.2	(22.5%)	8.1	(64.2%)	(2.6)	-
Net Income (Loss)	18.8	(27.7%)	4.7	(46.6%)	19.9	51.5%	(6.3)	-

Notes:

1. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures.

2. Income taxes include current income taxes and deferred income taxes.

3. Key Indicators

(Billions of Yen)

Six Months Ended September 30, 2005	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core Profit	55.4	(19.4%)	16.3	(14.2%)	43.6	(15.9%)	(4.5)	-
Amount of Negative Spread	40.3	8.5	21.9	3.1	16.3	5.7	2.0	(0.2)

As of September 30, 2005	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency Margin Ratio	-	-	989.7%	124.0point	1,120.7%	83.5point	1,070.3%	348.6point
Adjusted Net Asset	1,487.6	312.6	606.8	142.6	844.5	174.9	36.2	(4.9)
Unrealized Gains/ Losses on Securities	742.1	287.3	324.5	137.5	414.8	150.2	2.7	(0.4)
Domestic Bonds	77.5	(48.0)	16.9	(19.8)	58.7	(26.3)	1.8	(1.8)
Domestic Stocks	466.5	216.3	262.0	139.6	204.3	76.6	0.1	0.0
Foreign Securities	44.2	8.7	32.0	9.0	12.3	(0.8)	(0.1)	0.5
Other Securities	133.1	95.2	13.3	9.1	118.8	85.2	0.8	0.8
Monetary trusts	20.5	15.5	-	-	20.5	15.5	-	-
Unrealized Gains/ Losses on Real Estate	(19.9)	2.5	(9.5)	2.3	(10.3)	0.2	-	-

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains/ losses on real estate is basically calculated based on the posted price.

3. Daido Life's net unrealized gains/ losses on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

(Reference)

Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

The earnings forecasts for the year ending March 31, 2006 have not change from those announced on May 19, 2005. The forecasts for T&D Financial Life's new policy amount, policy amount in force and surrender and lapse rate were revised.

1. T&D Holdings
(1) Consolidated

(Billions of Yen)

	Year Ended March 31, 2005	Forecast for the Year Ending March 31, 2006	Percentage of Change (%)
Ordinary Revenues	2,316.7	2,170.0	(6.3%)
Ordinary Profit	108.8	95.0	(12.7%)
Net Income	37.1	26.0	(29.9%)

(2) Non-Consolidated

(Billions of Yen)

	Year Ended March 31, 2005	Forecast for the Year Ending March 31, 2006	Percentage of Change (%)
Operating Income	26.0	13.0	(50.0%)
Ordinary Profit	22.3	11.0	(50.7%)
Net Income	22.4	11.0	(50.9%)

Projected annual dividend per share for the year ending March 31, 2006 is 45.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

(Billions of Yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,040.0	980.0	210.0
% change	(8.9%)	(7.5%)	39.8%
Ordinary Profit	30.0	76.0	(13.0)
% change	15.4%	(20.7%)	1.6%
Net Income	3.0	32.0	(10.0)
% change	(57.7%)	(3.9%)	-

Note: "% Change" represents the change from the year ended March 31, 2005.

(Billions of Yen)

	Sum of Three Companies	Taiyo Life	Daido Life	T&D Financial Life
Core Profit	107.0	33.0	86.0	(12.0)
% change	(17.6%)	(2.4%)	(16.3%)	79.1%
Income from Insurance Premiums and Others	1,820.0	780.0	860.0	180.0
% change	1.2%	(1.0%)	(2.8%)	42.9%
Negative Spread	87.0	46.0	37.0	4.0
% change	39.2%	17.6%	90.7%	2.6%
New Policy Amount	7,700.0	3,050.0	4,480.0	170.0
% change	2.1%	5.5%	2.9%	(43.3%)
Policy Amount in Force	60,470.0	17,940.0	39,970.0	2,560.0
% change	1.5%	5.7%	0.7%	(12.1%)
Surrender and Lapse Rate	-	8.9%	8.1%	15.9%
change		Level-off	0.4 points	2.3 points

Notes:
1. *"% Change" represents the change from the year ended March 31, 2005.*
2. *Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.*
3. *T&D Financial Life's forecasts for the new policy amount and policy amount in force, etc. were revised resulting from the inter-group reorganization of in-house sales representative's channel, while the variable annuities sales through bank OTC channel is expected a substantial increase from that of the previous year.*

The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2005)

November 17, 2005

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 17, 2005
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2005 (April 1, 2005 - September 30, 2005)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended September 30, 2005	¥575,778 million	(4.0)	¥22,333 million	47.5	¥16,311 million	(14.2)	¥4,764 million	(46.6)
Six months ended September 30, 2004	¥599,639 million	(3.9)	¥15,139 million	(23.9)	¥19,007 million	(24.3)	¥8,929 million	24.0
Year ended March 31, 2005	¥1,141,857 million	(9.2)	¥26,053 million	(18.2)	¥33,823 million	(9.9)	¥7,179 million	2.3

	Net Income Per Share
Six months ended September 30, 2005	¥3,176.50
Six months ended September 30, 2004	¥5,953.29
Year ended March 31, 2005	¥4,762.51

Notes:

1. *Average number of outstanding shares during the term: for the six months ended September 30, 2005: 1,500,000; for the six months ended September 30, 2004: 1,500,000; for the fiscal year ended March 31, 2005: 1,500,000*
2. *Changes in method of accounting: Applicable: Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Consolidated Financial Summary for the Six Month Ended September 30, 2005"*
3. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2005	¥-	-
Six months ended September 30, 2004	¥1,726.00	-
Year ended March 31, 2005	-	¥3,211.00

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of September 30, 2005	¥6,409,761 million	¥321,339 million	5.0%	¥214,226.58
As of September 30, 2004	¥6,290,064 million	¥194,251 million	3.1%	¥129,500.70
As of March 31, 2005	¥6,276,553 million	¥219,789 million	3.5%	¥146,502.00

Notes:

1. *Number of outstanding shares at the end of the term: as of September 30, 2005: 1,500,000; as of September 30, 2004: 1,500,000; as of March 31, 2005: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

2. Forecast for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecast for the Year Ending March 31, 2006"* section in this material *"Consolidated Financial Summary for the Six Months Ended September 30, 2005"*.

Taiyo Life Unaudited Non-Consolidated Balance Sheet

(Millions of yen)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	%	Amount	%	Amount	%
Assets:						
Cash and deposits	22,918	0.4	30,060	0.5	23,545	0.4
Cash	1,330		1,069		1,178	
Deposit	21,588		28,991		22,366	
Call loans	208,531	3.3	103,305	1.6	150,631	2.4
Monetary claims purchased	81,898	1.3	94,251	1.5	83,342	1.3
Monetary trusts	27,848	0.4	50	0.0	50	0.0
Securities	3,903,498	62.1	4,332,662	67.6	4,080,504	65.0
Government bonds	739,657		671,791		739,846	
Municipal bonds	452,684		541,997		493,338	
Corporate bonds	1,295,430		1,420,192		1,339,415	
Domestic stocks	507,552		681,433		549,406	
Foreign securities	811,497		897,743		842,221	
Other securities	96,676		119,503		116,275	
Loans	1,775,752	28.2	1,624,588	25.3	1,699,167	27.1
Policy loans	116,245		110,197		113,965	
Commercial loans	1,659,507		1,514,390		1,585,201	
Property and equipment	184,895	2.9	171,019	2.7	176,564	2.8
Land	105,722		101,079		103,597	
Buildings	78,772		69,455		72,478	
Equipment	399		484		487	
Construction in progress	0		-		0	
Due from reinsurers	19	0.0	11	0.0	7	0.0
Other assets	62,437	1.0	52,778	0.8	59,352	0.9
Accounts receivable	7,073		5,969		11,127	
Prepaid expenses	1,866		1,790		711	
Accrued income	30,337		28,459		29,175	
Deposit for rent	299		454		296	
Derivatives	7,259		2,108		3,793	
Deferred valuation losses on hedge	443		344		294	
Suspense payable	1,689		786		520	
Other assets	13,467		12,864		13,433	
Deferred tax assets	23,115	0.4	-	-	3,349	0.1
Deferred tax assets on land revaluation	1,983	0.0	4,121	0.1	2,868	0.0
Reserve for possible loan losses	(2,834)	(0.0)	(3,088)	(0.0)	(2,828)	(0.0)
Total assets	6,290,064	100.0	6,409,761	100.0	6,276,553	100.0

(Millions of yen)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	%	Amount	%	Amount	%
Liabilities:						
Policy reserves	5,959,746	94.7	5,873,436	91.6	5,919,054	94.3
Reserve for outstanding claims	20,241		21,173		20,682	
Policy reserve	5,867,920		5,784,638		5,829,377	
Reserve for policyholder dividends	71,584		67,624		68,993	
Due to reinsurers	43	0.0	51	0.0	42	0.0
Subordinated bonds	20,000	0.3	20,000	0.3	20,000	0.3
Other liabilities	74,518	1.2	92,189	1.4	73,036	1.2
Subordinated payable	35,000		35,000		35,000	
Income taxes payable	55		77		108	
Accounts payable	2,577		18,619		2,395	
Accrued expenses	8,986		9,780		9,972	
Unearned income	629		589		600	
Deposits received	510		515		507	
Guarantee deposits	6,694		6,395		6,403	
Derivatives	15,754		18,425		14,782	
Deferred valuation gains on hedge	2,329		1,230		1,784	
Suspense receipt	1,978		1,554		1,480	
Other liabilities	3		3		3	
Reserve for employees' retirement benefits	31,826	0.5	33,245	0.5	33,763	0.5
Reserve for directors' and corporate auditors' retirement benefits	1,001	0.0	1,184	0.0	1,066	0.0
Reserve for price fluctuations	8,677	0.1	13,170	0.2	9,801	0.2
Deferred tax liabilities	-	-	55,143	0.9	-	-
Total liabilities	6,095,813	96.9	6,088,421	95.0	6,056,764	96.5
Stockholder's equity:						
Common stock:						
Authorized – 6,000,000 shares						
Issued – 1,500,000 shares	37,500	0.6	37,500	0.6	37,500	0.6
Capital surplus	37,500	0.6	37,500	0.6	37,500	0.6
Retained earnings	76,055	1.2	74,657	1.2	71,412	1.1
Appropriated retained earnings	40,654		40,639		40,654	
Provision for advanced depreciation on real estate	654		639		654	
General reserve	40,000		40,000		40,000	
Unappropriated retained earnings	35,401		34,017		30,758	
Land revaluation	(33,398)	(0.5)	(31,948)	(0.5)	(32,037)	(0.5)
Net unrealized gains on securities	76,593	1.2	203,631	3.2	105,414	1.7
Total Stockholder's equity	194,251	3.1	321,339	5.0	219,789	3.5
Total liabilities and stockholder's equity	6,290,064	100.0	6,409,761	100.0	6,276,553	100.0

Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005	
	Amount	%	Amount	%	Amount	%
Ordinary revenues	599,639	100.0	575,778	100.0	1,141,857	100.0
Income from insurance premiums	394,103		423,442		788,174	
Insurance premiums	394,066		423,424		788,108	
Ceded reinsurance recoveries	37		18		66	
Investment income	90,349		90,535		177,784	
Interest, dividends and income from real estate for rent	67,058		60,938		131,012	
Interest income from deposits	1		1		4	
Interest income and dividends from securities	40,290		39,392		81,262	
Interest income from loans	22,718		17,302		41,620	
Interest from real estate for rent	3,780		3,689		7,496	
Other income from interest and dividends	266		553		628	
Gains from monetary trust, net	27		-		466	
Gains on sale of securities	22,977		28,968		45,284	
Foreign exchange gains, net	90		-		98	
Other investment income	141		88		686	
Gains on separate account, net	54		539		235	
Other ordinary income	115,186		61,800		175,898	
Income related to withheld insurance claims and other payments for future annuity payments	197		142		489	
Income due to withheld insurance payments	15,545		15,456		37,108	
Reversal of reserve for outstanding claims	583		-		141	
Reversal of policy reserve	98,026		44,738		136,569	
Reversal of reserve for employees' retirement benefits	-		517		-	
Other ordinary profit	833		945		1,588	
Ordinary expenses	584,500	97.5	553,444	96.1	1,115,804	97.7
Insurance claims and other payments	493,363		469,709		931,372	
Insurance claims	270,276		258,115		500,665	
Annuity payments	52,835		58,039		105,123	
Insurance benefits	55,531		53,877		115,448	
Surrender payments	76,675		76,061		150,011	
Other payments	37,914		23,452		59,864	
Reinsurance premiums	129		163		259	
Provision for policy and other reserves	54		538		102	
Provision for reserve for outstanding claims	-		490		-	
Interest portion of reserve for policyholder dividends	54		47		102	
Investment expenses	29,750		24,016		59,992	
Interest expenses	801		808		1,601	
Losses on monetary trust, net	-		0		-	
Losses on sales of securities	8,677		8,846		24,669	
Devaluation losses on securities	2,584		176		2,297	
Losses from derivatives, net	14,521		10,728		24,790	
Foreign exchange losses, net	-		69		-	
Provision for reserve for possible loan losses	-		265		-	
Write-off of loans	22		15		7	
Depreciation of real estate for rent	1,599		1,341		2,978	
Other investment expenses	1,543		1,764		3,647	
Operating expenses	41,463		41,616		82,745	
Other ordinary expenses	19,868		17,563		41,591	
Payments related to withheld insurance claims	13,374		11,436		27,076	
Taxes	2,710		2,713		5,445	
Depreciation	2,721		2,651		5,322	
Provision for reserve for employees' retirement benefits	324		-		2,261	
Other ordinary losses	738		762		1,484	
Ordinary profit	15,139	2.5	22,333	3.9	26,053	2.3

(Millions of yen)

	Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005	
	Amount	%	Amount	%	Amount	%
Extraordinary gains	7,014	1.2	67	0.0	7,035	0.6
Gains on sale of property and equipment	0		57		0	
Reversal of reserve for possible loan losses	1,160		-		1,166	
Recoveries of bad debts previously written-off	14		10		30	
Gains on sale of parent company's stocks	5,838		-		5,838	
Extraordinary losses	1,214	0.2	6,765	1.2	7,759	0.7
Losses on sale, disposal and devaluation of property and equipment	129		296		5,550	
Impairment loss	-		3,099		-	
Provision for reserve for price fluctuations	1,085		3,369		2,209	
Provision for reserve for policyholder dividends	6,568	1.1	6,653	1.2	13,421	1.2
Income before income taxes	14,370	2.4	8,982	1.6	11,908	1.0
Income taxes (current)	(1,104)	(0.2)	1,633	0.3	(5,473)	(0.5)
Income taxes (deferred)	6,545	1.1	2,585	0.4	10,201	0.9
Net income	8,929	1.5	4,764	0.8	7,179	0.6
Unappropriated retained earnings at beginning of period	26,414		28,509		26,414	
Interim dividend	-		-		2,589	
Transfer from land revaluation	57		743		(246)	
Unappropriated retained earnings at end of period	35,401		34,017		30,758	

Supplementary Materials for the Six Months Ended September 30, 2005

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Insurance Business Highlights

2. Indices Concerning Accounting

3. Investment in General Account Assets for the Six Months Ended September 30, 2005

1. Insurance Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005						As of March 31, 2005	
	Number	Amount	Number	% Change	% Change from previous FYE	Amount	% Change	% Change from previous FYE	Number	Amount
Individual insurance	3,720	121,539	3,473	93.4	96.7	131,966	108.6	103.9	3,594	127,065
Individual annuities	1,469	43,750	1,402	95.4	97.6	41,370	94.6	97.1	1,437	42,597
Subtotal	5,190	165,289	4,876	94.0	96.9	173,337	104.9	102.2	5,031	169,662
Group insurance	-	106,176	-	-	-	105,502	99.4	99.5	-	106,003
Group annuities	-	7,074	-	-	-	7,166	101.3	99.7	-	7,187

Notes: 1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

3. % Changes are presented in comparison with the same term of previous fiscal year (hereinafter, same if not mentioned otherwise).

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Six months ended September 30, 2004					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	165	104.9	14,526	100.4	11,088	3,438
Individual annuities	2	16.3	(50)	-	71	(122)
Subtotal	168	98.2	14,476	98.7	11,159	3,316
Group insurance	-	-	232	12.3	232	-
Group annuities	-	-	2	5,969.4	2	-

Category	Six months ended September 30, 2005					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	155	93.9	14,885	102.5	12,088	2,797
Individual annuities	1	76.3	(131)	-	58	(190)
Subtotal	157	93.6	14,754	101.9	12,147	2,606
Group insurance	-	-	398	171.4	398	-
Group annuities	-	-	0	12.5	0	-

Category	Year ended March 31, 2005					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	335	105.5	29,024	103.8	22,675	6,348
Individual annuities	4	25.0	(114)	-	138	(252)
Subtotal	339	101.6	28,910	102.7	22,814	6,095
Group insurance	-	-	275	11.8	275	-
Group annuities	-	-	2	4,562.5	2	-

Notes: 1. Number of new policies included increase from conversion.

2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(3) Annualized Premiums

a) Policies in force

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005			As of March 31, 2005	
	Amount	% Change	Amount	% Change	% Change from previous FYE	Amount	% Change
Individual insurance and annuities	751,940	94.8	712,657	94.8	97.4	731,527	94.7
3rd sector products, included	104,620	102.5	107,446	102.7	101.3	106,068	103.1

b) New policies

(Millions of Yen, %)

Category	Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005	
	Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance and annuities	23,529	89.6	21,311	90.6	46,434	92.8
3rd sector products, included	6,979	108.5	6,919	99.1	14,114	109.3

Notes: 1. The new policies include net increase from conversion.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing single premiums by the insurance period.

(4) Policy Amount by Dividend Type (Individual insurance and annuities)

a) Policy amount in force

(100 Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	86,816	52.5	75,808	43.7	81,169	47.8
Semi-participating	43,800	26.5	42,675	24.6	43,091	25.4
Non-participating	34,673	21.0	54,852	31.6	45,401	26.8
Total	165,289	100.0	173,337	100.0	169,662	100.0

b) New policy amount

(100 Millions of Yen, %)

Category	Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	2	0.0	2	0.0	2	0.0
Semi-participating	2,227	20.0	1,531	12.6	3,741	16.4
Non-participating	8,930	80.0	10,613	87.4	19,070	83.6
Total	11,159	100.0	12,147	100.0	22,814	100.0

Notes: 1. Semi-participating policies only pay dividends related to investment every five years.
2. The new policy amounts do not include net increase from conversion.

(5) Average Amount of New Policies and Amount in Force (Individual insurance)

(Thousands of Yen)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Average amount of new policies	7,476	8,540	7,466
Average amount in force	3,266	3,798	3,535

Note: The average amount of new policies does not include increase from conversion.

(6) New Policy Rate (New policy amount / amount in force at the beginning of fiscal year)

(%)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Individual insurance	9.58	9.51	19.59
Individual annuities	0.16	0.14	0.31
Subtotal	6.94	7.16	14.19
Group insurance	0.21	0.38	0.25

Notes: 1. The above figures do not include increase from conversion.
2. The figures of the six months ended September 30, 2005 and 2004 are not annualized.

(7) Surrender and Lapse Rate (Surrender and lapse amount / amount in force at the beginning of fiscal year)

(%)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Individual insurance	5.44	6.05	11.43
Individual annuities	1.18	1.02	2.25
Subtotal	4.25	4.79	8.86
Group insurance	0.02	0.03	0.10

Note: The figures of the six months ended September 30, 2005 and 2004 are not annualized.

(8) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Six months ended September 30, 2004				Six months ended September 30, 2005				Year ended March 31, 2005	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	101	83.8	6,297	106.8	97	96.1	7,691	122.1	205	13,228
Individual annuities	18	57.8	529	55.6	14	81.1	436	82.4	35	1,012
Subtotal	120	78.4	6,827	99.7	112	93.8	8,127	119.0	240	14,240
Group insurance	-	-	21	113.1	-	-	34	158.0	-	111

Note: Surrender and lapse amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

(9) Average Premium Amount of New Policies (Individual insurance, Monthly payment)

(Yen)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Average premium Amount	13,398	12,769	12,907

Note: The above figures do not include increase from conversion.

(10) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Amount of negative spread	18,843	21,956	39,170
Investment yield on core profit (annualized)	2.22%	2.04%	2.17%
Average assumed investment yield (annualized)	2.87%	2.81%	2.85%
Individual insurance & Individual annuities, included	3.10%	3.03%	3.08%
Policy reserve in general account	5,813,435	5,708,704	5,753,499

Notes: 1. Method of calculating negative spread:
(Investment yield on core profit [1.01%] - Average assumed investment yield [1.40%])
x Policy reserve in general account [5,708.7 billion yen]
2. While investment yield on core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.
3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.
4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.
5. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(11) Mortality Rate (Based on principal policies of individual insurance)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Rate based on number of policies	2.80‰	3.00‰	5.88‰
Rate based on policy amount	1.24‰	1.17‰	2.47‰

Notes: 1. The above figures represent the rates of paid policies against passed policies.
2. 1‰ (per mille) represents 1/1000.

2. Indices Concerning Accounting

(1) Reserve for Outstanding Claims

(Millions of Yen)

Category		As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Insurance claims	Death benefits	7,513	7,869	7,950
	Accidental death benefits	415	269	437
	Disability benefits	837	819	815
	Maturity benefits	541	565	508
	Others	31	162	91
	Subtotal	9,339	9,686	9,803
Annuity payments		345	441	353
Insurance benefits		5,774	5,858	5,772
Surrender payments		4,245	4,647	4,242
Deferred insurance benefits		57	83	61
Total, include others		20,241	21,173	20,682

(2) Policy Reserve

(Millions of Yen)

Category			As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Policy reserve (excluding contingency reserve)	Individual insurance		2,544,551	2,456,147	2,491,800
		General Accounts	2,543,804	2,455,468	2,491,077
		Separate Accounts	746	679	723
	Individual annuities		2,545,370	2,538,609	2,547,586
		General Accounts	2,545,370	2,538,609	2,547,586
		Separate Accounts	-	-	-
	Group insurance		10,454	10,327	10,957
		General Accounts	10,454	10,327	10,957
		Separate Accounts	-	-	-
	Group annuities		707,448	716,630	718,743
		General Accounts	707,445	716,630	718,743
		Separate Accounts	3	-	-
	Others		3,870	3,838	3,864
		General Accounts	3,870	3,838	3,864
		Separate Accounts	-	-	-
	Subtotal		5,811,694	5,725,553	5,772,952
		General Accounts	5,810,944	5,724,874	5,772,229
		Separate Accounts	749	679	723
Contingency reserve	I		43,673	44,287	43,871
	II		12,552	14,786	12,552
	III		-	10	-
	Subtotal		56,226	59,084	56,424
	Total		5,867,920	5,784,638	5,829,377
	General Accounts		5,867,171	5,783,959	5,828,654
	Separate Accounts		749	679	723

(3) Policy Reserve Calculating Methods and Ratios

(Millions of Yen)

Category		As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Calculating methods	Policies subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
	Policies not subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards"		100.0%	100.0%	100.0%

Notes: 1. The calculating methods and the ratios are set for individual insurance and individual annuity. The concept of accumulation method is not targeted at policy reserve for group insurance and group annuity, so these insurance policies are not included.

2. The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

(4) Other Reserves

(Millions of Yen)

Category		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for possible loan losses		2,834	(1,161)	3,088	259	2,828	(1,166)
	General reserve	1,752	(559)	1,567	(184)	1,752	(559)
	Specific reserve	1,081	(601)	1,520	443	1,076	(607)
Reserve for employees' retirement benefits		31,826	324	33,245	(517)	33,763	2,261
Reserve for directors' retirement benefits		1,001	20	1,184	117	1,066	85
Reserve for price fluctuations		8,677	1,085	13,170	3,369	9,801	2,209

Note: Increase (Decrease) is presented in comparison with the end of the previous fiscal year.

(5) Insurance Premiums

a. Payment method

(Millions of Yen)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Individual insurance	275,135	263,547	545,130
[Single premiums]	39,765	46,401	82,369
[Annual payment]	6,438	6,101	12,029
[Semi-annual payment]	769	690	1,493
[Monthly payment]	228,162	210,353	449,237
Individual annuities	51,521	46,389	101,537
[Single premiums]	2,383	1,734	4,465
[Annual payment]	0	0	2
[Semi-annual payment]	-	-	-
[Monthly payment]	49,137	44,653	97,069
Group insurance	17,312	17,009	35,800
Group annuities	49,560	95,920	104,530
Total, including others	394,066	423,424	788,108

b. Year

(Millions of Yen)

Category		Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Individual insurance and annuities	First year	59,243	64,347	120,773
	Second and subsequent years	267,412	245,588	525,895
	Subtotal	326,656	309,936	646,668
Group insurance	First year	114	60	188
	Second and subsequent years	17,197	16,948	35,611
	Subtotal	17,312	17,009	35,800
Group annuities	First year	318	88	341
	Second and subsequent years	49,241	95,831	104,188
	Subtotal	49,560	95,920	104,530
Total, including others	First year	59,696	64,521	121,345
	Second and subsequent years	334,369	358,903	666,762
	Total	394,066	423,424	788,108
	% Change	(4.7%)	7.5%	(0.7%)

(6) Insurance Claims

(Millions of Yen)

Category	Six months ended September 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2005	Year ended March 31, 2005
Death benefits	23,876	13,446	2,077	9,317	-	-	1	24,843	49,946
Accidental death benefits	666	612	-	12	-	-	-	624	1,373
Disability benefits	1,100	560	62	481	-	-	-	1,103	2,166
Maturity benefits	244,588	185,112	-	-	46,319	-	-	231,432	447,049
Others	44	112	-	-	-	-	0	112	128
Total	270,276	199,843	2,139	9,811	46,319	-	1	258,115	500,665

(7) Annuity Payments

(Millions of Yen)

Six months ended September 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2005	Year ended March 31, 2005
52,835	-	51,092	214	6,692	40	-	58,039	105,123

(8) Insurance Benefits

(Millions of Yen)

Category	Six months ended September 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2005	Year ended March 31, 2005
Death benefits	2,786	467	2,514	1	-	-	-	2,983	5,839
Hospitalization benefits	11,275	10,796	131	15	-	-	37	10,981	22,541
Operation benefits	5,397	4,908	79	-	-	-	-	4,988	10,585
Injury benefits	34	19	-	9	-	-	-	28	60
Survival benefits	20,238	17,498	-	-	-	60	-	17,558	46,374
Others	15,797	37	12	12	17,274	-	0	17,337	30,046
Total	55,531	33,727	2,737	39	17,274	60	38	53,877	115,448

(9) Surrender Payments

(Millions of Yen)

Six months ended September 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2005	Year ended March 31, 2005
76,675	31,371	16,750	38	27,764	135	-	76,061	150,011

(10) Operating Expenses

(Millions of Yen)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Sales Activity Related Expenses	13,284	12,820	25,937
In-house sales representative expenses	12,675	12,415	24,741
Sales agent expenses	305	144	571
Selection expenses	303	259	624
Sales Administrative Expenses	3,862	3,866	7,752
Administrative / operational expenses	3,047	3,058	6,052
Expenses for training of in-house sales representatives	782	776	1,622
Advertising expenses	33	30	77
General Administrative Expenses	24,315	24,930	49,055
Personnel expenses	10,499	10,477	21,051
Non-Personnel Expenses	12,931	13,469	26,238
[Donation and others]	[12]	[12]	[21]
Contributions	338	337	677
Burden charges	545	645	1,088
Total	41,463	41,616	82,745

Notes: 1. *Major non-personnel expenses are system-related costs, shop costs and welfare expenses.*

2. *The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.*

3. *The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.*

(11) Operating Expense Ratio (Against insurance premiums)

Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
10.5%	9.8%	10.5%

3. Investment in General Account Assets for the Six Months Ended September 30, 2005

(1) Six Months Ended September 30, 2005 Investment

a. Investment performances

Taiyo Life's general account assets as of September 30, 2005 totaled ¥6,403.6 billion, up ¥132.6 billion from the previous fiscal year-end. Of these assets, net unrealized gains on "available-for-sale securities" resulting from application of the fair value accounting increased by ¥153.7 billion from the previous fiscal year-end, to ¥318.6 billion. Out of such net unrealized gains, ¥203.6 billion was added directly to shareholders' equity as net unrealized gains on securities.

In terms of major asset allocation, while decreasing loans by ¥74.5 billion from the previous fiscal year-end, the Company focused on investments to domestic public and corporate bonds to pursue stable income flow. As a result, its outstanding balance increased by ¥65.4 billion *(See Note)* from the previous fiscal year-end. Among domestic and foreign stocks, while replacing individual domestic stocks to improve stock portfolio, the Company made new investments to foreign stocks, so the outstanding balance of foreign stocks and other securities increased by ¥43.3 billion *(See Note)* from the previous fiscal year-end.

Note: Increase or decrease in securities is calculated based on the outstanding assets before marking to market.

b. Investment income/ expenses

Investment income of general account assets for six months ended September 30, 2005 totaled ¥89.9 billion, maintained the level of the same term of the previous fiscal year. This is mainly because gains on sales of securities increased by ¥5.9 billion, while interest, dividend and income from real estate for rent declined ¥6.1 billion year on year due to lower investment yields of income assets.
Investment expenses totaled ¥24.0 billion, down ¥5.7 billion, due mainly to reductions of ¥3.7 billion in losses from derivative, net and ¥2.4 billion in devaluation losses on securities.
As a result, net investment income totaled ¥65.9 billion, up ¥5.4 billion from the same term of the previous fiscal year.

Net unrealized gains on securities were ¥324.5 billion, up ¥137.5 billion from the previous fiscal year-end, since net unrealized gains on domestic stocks increased, due mainly to a rise in stock prices.

(2) Assets Composition

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	231,291	3.7	133,207	2.1	174,036	2.8
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	81,898	1.3	94,251	1.5	83,342	1.3
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	27,848	0.4	50	0.0	50	0.0
Securities	3,898,198	62.0	4,326,710	67.6	4,075,050	65.0
Domestic bonds	2,486,026	39.6	2,632,177	41.1	2,570,793	41.0
Domestic stocks	505,861	8.0	679,112	10.6	547,561	8.7
Foreign securities	809,634	12.9	895,916	14.0	840,419	13.4
Foreign bonds	668,073	10.6	687,847	10.7	681,037	10.9
Foreign stocks and other securities	141,561	2.3	208,069	3.2	159,382	2.5
Other securities	96,676	1.5	119,503	1.9	116,275	1.9
Loans	1,775,752	28.3	1,624,588	25.4	1,699,167	27.1
Policy loans	116,245	1.8	110,197	1.7	113,965	1.8
Commercial loans	1,659,507	26.4	1,514,390	23.6	1,585,201	25.3
Property and equipment	184,495	2.9	170,535	2.7	176,076	2.8
Deferred tax assets	23,115	0.4	-	-	3,349	0.1
Deferred tax assets concerning revaluation	1,983	0.0	4,121	0.1	2,868	0.0
Other assets	62,825	1.0	53,248	0.8	59,817	1.0
Reserve for possible loan losses	(2,834)	(0.0)	(3,088)	(0.0)	(2,828)	(0.0)
Total	6,284,576	100.0	6,403,625	100.0	6,270,929	100.0
Foreign currency denominated assets included	809,308	12.9	850,999	13.3	796,806	12.7

(3) Changes in the Amount of Assets by Categories

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Cash and deposits, call loans	82,701	(40,828)	25,446
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	26,806	10,908	28,250
Securities under proprietary accounts	-	-	-
Monetary trusts	(3,032)	-	(30,830)
Securities	(13,877)	251,659	162,974
Domestic bonds	70,060	61,383	154,827
Domestic stocks	(44,062)	131,551	(2,362)
Foreign securities	(53,167)	55,497	(22,382)
Foreign bonds	(60,192)	6,809	(47,228)
Foreign stocks and other securities	7,024	48,687	24,845
Other securities	13,291	3,227	32,891
Loans	(188,809)	(74,578)	(265,394)
Policy loans	(3,836)	(3,768)	(6,116)
Commercial loans	(184,972)	(70,810)	(259,278)
Property and equipment	(1,938)	(5,541)	(10,357)
Deferred tax assets	14,746	(3,349)	(5,019)
Deferred tax assets concerning revaluation	151	1,253	1,036
Other assets	(26,763)	(6,568)	(29,772)
Reserve for possible loan losses	1,161	(259)	1,166
Total	(108,852)	132,696	(122,499)
Foreign currency denominated assets included	(57,668)	54,192	(70,170)

(4) Investment Income

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Interests, dividends and income from real estate for rent	67,058	60,938	131,012
Interest income from deposits	1	1	4
Interest income and dividends from securities	40,290	39,392	81,262
Interest income from loans	22,718	17,302	41,620
Income from real estate for rent	3,780	3,689	7,496
Other income from interest and dividends	266	553	628
Gain on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	27	-	466
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	22,977	28,968	45,284
Gains on sale of domestic bonds	844	661	2,069
Gains on sale of domestic stocks	14,131	17,171	27,612
Gains on sale of foreign securities	7,993	9,584	13,631
Other	7	1,551	1,971
Gains on redemption of securities	-	-	-
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	90	-	98
Other investment income	141	88	686
Total	90,295	89,995	177,548

(5) Investment Expenses

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Interest expenses	801	808	1,601
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	0	-
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	8,677	8,846	24,669
Losses on sale of domestic bonds	2,108	851	4,179
Losses on sale of domestic stocks	3,425	4,784	13,319
Losses on sale of foreign securities	3,144	3,155	6,993
Others	-	55	177
Devaluation losses on securities	2,584	176	2,297
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	609	22	207
Devaluation losses on foreign securities	1,973	-	1,898
Others	1	154	191
Amortization of securities	-	-	-
Losses from derivatives, net	14,521	10,728	24,790
Foreign exchange losses, net	-	69	-
Provision for reserve for possible loan losses	-	265	-
Write-offs of loans	22	15	7
Depreciation of real estate for rent	1,599	1,341	2,978
Other investment expenses	1,543	1,764	3,647
Total	29,750	24,016	59,992

(6) Net Investment Income

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Total	60,544	65,979	117,556

[Reference] Breakdown of gains / losses from derivatives, net

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Interest-rate-related gains / losses	32	28	65
Currency-related gains / losses	(13,392)	(8,540)	(19,797)
Stock-related gains / losses	(1,161)	(2,216)	(5,058)
Bond-related gains / losses	-	-	-
Other gains / losses	-	-	-
Total	(14,521)	(10,728)	(24,790)

(7) Securities

(Millions of Yen, %)

Category		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds		738,119	18.9	670,091	15.5	738,145	18.1
Municipal bonds		452,684	11.6	541,997	12.5	493,338	12.1
Corporate bonds		1,295,222	33.2	1,420,088	32.8	1,339,309	32.9
	Public corporation bonds, included	943,181	24.2	1,084,097	25.1	1,015,381	24.9
Domestic Stocks		505,861	13.0	679,112	15.7	547,561	13.4
Foreign securities		809,634	20.8	895,916	20.7	840,419	20.6
	Foreign bonds	668,073	17.1	687,847	15.9	681,037	16.7
	Foreign stocks	141,561	3.6	208,069	4.8	159,382	3.9
Other securities		96,676	2.5	119,503	2.8	116,275	2.9
Total		3,898,198	100.0	4,326,710	100.0	4,075,050	100.0

(8) Stock Holdings by Industry

(Millions of Yen, %)

Category		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Fishery, agriculture and forestry		-	-	313	0.0	-	-
Mining		-	-	6,491	1.0	1,116	0.2
Construction		12,163	2.4	15,885	2.3	14,868	2.7
Manufacturing industries	Food products	5,769	1.1	5,573	0.8	5,350	1.0
	Textiles and clothing	4,780	0.9	8,544	1.3	8,281	1.5
	Pulp and paper	5,163	1.0	6,361	0.9	5,877	1.1
	Chemicals	48,307	9.5	35,609	5.2	39,739	7.3
	Medicals	6,238	1.2	11,755	1.7	12,321	2.3
	Oil and coal products	-	-	1,483	0.2	-	-
	Rubber products	-	-	3,284	0.5	3,415	0.6
	Glass and stone products	1,802	0.4	7,063	1.0	5,269	1.0
	Steel	22,289	4.4	41,931	6.2	25,849	4.7
	Non-steel metals	3,183	0.6	8,280	1.2	7,128	1.3
	Metal products	425	0.1	572	0.1	2,046	0.4
	Machinery	61,763	12.2	120,794	17.8	72,358	13.2
	Electric appliances	76,496	15.1	47,280	7.0	47,699	8.7
	Transportation vehicles	13,524	2.7	21,659	3.2	22,260	4.1
	Precision machinery	7,424	1.5	12,953	1.9	10,032	1.8
	Others	5,686	1.1	5,552	0.8	4,034	0.7
Electric and gas utilities		20,593	4.1	15,846	2.3	19,751	3.6
Transportation / information telecommunications	Ground transportation	48,361	9.6	53,643	7.9	50,441	9.2
	Water transportation	3,933	0.8	8,270	1.2	7,667	1.4
	Air transportation	-	-	110	0.0	190	0.0
	Warehouses / transportation	451	0.1	915	0.1	770	0.1
	Information / telecommunications	13,623	2.7	17,689	2.6	12,800	2.3
Commerce	Wholesaling	10,772	2.1	20,374	3.0	14,257	2.6
	Retailers	13,612	2.7	13,106	1.9	9,252	1.7
Financial services / insurance	Banking	48,110	9.5	74,814	11.0	52,926	9.7
	Securities and commodity futures trading	20,118	4.0	22,451	3.3	21,271	3.9
	Insurance	12,509	2.5	18,170	2.7	14,657	2.7
	Other financial services	6,653	1.3	18,718	2.8	15,147	2.8
Real estate		25,531	5.0	43,382	6.4	33,460	6.1
Service companies		6,570	1.3	10,225	1.5	7,316	1.3
Total		505,861	100.0	679,112	100.0	547,561	100.0

(9) Securities by Contractual Maturity Dates

(Millions of Yen)

Category	As of September 30, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	65,391	152,658	116,226	89,889	167,410	146,543	738,119
Municipal bonds	84,596	60,132	101,689	90,218	105,572	10,474	452,684
Corporate bonds	85,884	172,474	335,235	201,877	363,943	135,807	1,295,222
Domestic Stocks						505,861	505,861
Foreign securities	21,561	181,191	190,381	128,825	95,606	192,067	809,634
Foreign bonds	21,561	181,021	176,662	128,825	95,606	64,396	668,073
Foreign stocks and other securities	-	170	13,718	-	-	127,671	141,561
Other securities	1,899	265	-	7,075	-	87,436	96,676
Total	259,333	566,723	743,532	517,886	732,532	1,078,190	3,898,198

(Millions of Yen)

Category	As of September 30, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	86,846	81,137	83,174	99,711	173,683	145,538	670,091
Municipal bonds	24,739	75,931	83,690	68,270	279,001	10,364	541,997
Corporate bonds	70,188	313,536	255,635	158,416	459,212	163,097	1,420,088
Domestic Stocks						679,112	679,112
Foreign securities	76,447	95,916	220,023	73,881	160,587	269,060	895,916
Foreign bonds	76,356	93,388	208,521	73,881	160,587	75,110	687,847
Foreign stocks and other securities	90	2,527	11,501	-	-	193,949	208,069
Other securities	61	2,872	4,658	-	-	111,911	119,503
Total	258,283	569,393	647,182	400,280	1,072,485	1,379,084	4,326,710

(Millions of Yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	56,315	105,581	135,329	81,152	211,080	148,685	738,145
Municipal bonds	45,243	68,569	88,011	89,838	191,312	10,363	493,338
Corporate bonds	69,928	206,199	301,978	199,344	409,791	152,066	1,339,309
Domestic Stocks						547,561	547,561
Foreign securities	48,524	138,067	216,579	108,519	110,992	217,734	840,419
Foreign bonds	48,359	138,067	202,843	108,519	110,992	72,253	681,037
Foreign stocks and other securities	165	-	13,735	-	-	145,481	159,382
Other securities	2,556	100	4,795	-	-	108,823	116,275
Total	222,568	518,518	746,694	478,855	923,177	1,185,236	4,075,050

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(10) Loans

(Millions of Yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Policy loans	116,245	110,197	113,965
Policyholders loans	113,696	107,577	111,438
Premium loans	2,548	2,620	2,527
Commercial loans	1,659,507	1,514,390	1,585,201
[Loans to non-residents included]	[110,049]	[100,974]	[107,566]
Loans to corporations	1,226,970	1,101,198	1,169,491
[Loans to domestic corporations included]	[1,119,614]	[1,002,196]	[1,063,897]
Loans to Japanese government, government-related organizations and international organizations	14,120	9,519	10,746
Loans to Japanese local governments and public entities	17,587	13,441	11,848
Mortgage loans	243,687	241,954	243,590
Consumer loans	136,590	128,353	129,350
Others	20,550	19,924	20,174
Total	1,775,752	1,624,588	1,699,167

(11) Loans to Domestic Companies by Company Size

(Millions of Yen, %)

Category		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
			Percentage		Percentage		Percentage
Large-sized corporations	Number of debtors	178	73.9	182	74.6	181	73.9
	Amount	1,000,837	89.4	886,036	88.4	938,654	88.2
Medium-sized corporations	Number of debtors	7	2.9	7	2.9	7	2.9
	Amount	13,997	1.3	7,139	0.7	10,975	1.0
Small- and medium-sized corporations	Number of debtors	56	23.2	55	22.5	57	23.3
	Amount	104,779	9.4	109,019	10.9	114,268	10.7
Total	Number of debtors	241	100.0	244	100.0	245	100.0
	Amount	1,119,614	100.0	1,002,196	100.0	1,063,897	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1,000 million yen or more	With more than 50 employees, and	With a capital of 1,000 million yen or more	With more than 100 employees, and	With a capital of 1,000 million yen or more	With more than 100 employees, and	With a capital of 1,000 million yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1,000 million yen		With a capital of more than 50 million yen and less than 1,000 million yen		With a capital of more than 50 million yen and less than 1,000 million yen		With a capital of more than 100 million yen and less than 1,000 million yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(12) Loans by Industry

(Millions of Yen, %)

	Industry		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
			Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic	Manufacturing industries		187,129	11.3	166,277	11.0	171,309	10.8
		Food products	390	0.0	740	0.0	565	0.0
		Textiles and clothing	2,229	0.1	2,315	0.2	2,322	0.1
		Timber and wood products, pulp and paper	5,042	0.3	2,446	0.2	4,005	0.3
		Printing	-	-	-	-	-	-
		Chemicals	22,228	1.3	21,376	1.4	21,737	1.4
		Oil and coal	8,437	0.5	7,312	0.5	7,375	0.5
		Ceramic and stone products	2,731	0.2	2,383	0.2	2,640	0.2
		Steel	77,646	4.7	73,181	4.8	73,696	4.6
		Non-steel metals	4,843	0.3	4,148	0.3	4,292	0.3
		Metal products	-	-	-	-	-	-
		Machinery	10,992	0.7	11,045	0.7	12,222	0.8
		Electric appliances	23,711	1.4	16,008	1.1	16,709	1.1
		Transportation vehicles	27,491	1.7	22,665	1.5	23,362	1.5
		Precision machinery	1,384	0.1	2,362	0.2	2,379	0.2
		Others	-	-	290	0.0	-	-
	Agriculture, forestry and fisheries		-	-	-	-	-	-
	Mining		-	-	-	-	-	-
	Construction		14,583	0.9	11,865	0.8	12,273	0.8
	Electricity, gas heat supply and water supply		64,453	3.9	47,627	3.1	56,524	3.6
	Information and telecommunication		13,122	0.8	11,589	0.8	12,831	0.8
	Transportation		80,218	4.8	70,570	4.7	76,814	4.8
	Wholesalers		141,383	8.5	109,121	7.2	124,524	7.9
	Retailers		14,854	0.9	18,456	1.2	15,033	0.9
	Financial services/insurance		426,905	25.7	397,938	26.3	420,139	26.5
	Real estate		80,760	4.9	72,741	4.8	77,289	4.9
	Service companies		121,879	7.3	113,244	7.5	115,653	7.3
	Local governments		2,331	0.1	3,748	0.2	2,126	0.1
	Mortgage and consumer and others		400,828	24.2	390,232	25.8	393,115	24.8
	Others		1,007	0.1	-	-	-	-
	Total		1,549,458	93.4	1,413,416	93.3	1,477,635	93.2
Overseas	Government organizations		2,693	0.2	1,973	0.1	1,973	0.1
	Financial institutions		19,835	1.2	8,001	0.5	16,593	1.0
	Commerce and industry companies		87,520	5.3	91,000	6.0	89,000	5.6
	Total		110,049	6.6	100,974	6.7	107,566	6.8
Grand total			1,659,507	100.0	1,514,390	100.0	1,585,201	100.0

(13) Loans by Contractual Maturity Dates

(Millions of Yen)

Category	As of September 30, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	78,254	89,114	70,451	43,456	63,495	63,165	407,937
Fixed rates loans	204,611	277,460	225,988	150,419	301,984	91,104	1,251,569
Total	282,865	366,575	296,440	193,876	365,479	154,270	1,659,507

(Millions of Yen)

Category	As of September 30, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	63,414	92,244	45,374	62,281	43,550	61,089	367,953
Fixed rates loans	197,896	231,013	173,218	260,199	207,197	76,911	1,146,437
Total	261,310	323,258	218,592	322,481	250,748	138,000	1,514,390

(Millions of Yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	100,203	82,255	56,159	59,997	40,524	62,411	401,553
Fixed rates loans	150,056	290,110	186,654	189,307	280,991	86,527	1,183,647
Total	250,260	372,366	242,814	249,305	321,516	148,939	1,585,201

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(14) Foreign Investments

a. Investments by asset category

(i) Foreign currency denominated assets (yen amount not fixed)

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	769,187	71.5	754,264	67.2	738,813	69.2
Foreign stocks	32,049	3.0	74,770	6.7	44,453	4.2
Cash, deposits & others	8,071	0.8	21,964	2.0	13,540	1.3
Total	809,308	75.3	850,999	75.8	796,806	74.6

(ii) Foreign currency denominated assets of which the amount in yen is fixed

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Cash, deposits & others	-	-	-	-	-	-
Total	-	-	-	-	-	-

(iii) Yen-denominated assets

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to nonresidents	110,049	10.2	100,974	9.0	107,566	10.1
Foreign bonds	54,317	5.1	58,674	5.2	61,737	5.8
Foreign stocks & other securities	101,530	9.4	111,501	9.9	101,443	9.5
Others	-	-	-	-	-	-
Total	265,897	24.7	271,151	24.2	270,747	25.4

(iv) Total [(i)+(ii)+(iii)]

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign investments and loans	1,075,205	100.0	1,122,150	100.0	1,067,553	100.0
(Real estate held abroad included)	-	-	-	-	-	-

Note: "Foreign currency denominated assets of which the amount in yen is fixed" are assets whose amounts in yen to be received at the settlement are fixed by making exchange contracts, and are included in the Balance Sheet.

b. Foreign currency denominated assets by currency

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
US dollar	292,604	36.2	316,333	37.2	282,191	35.4
Euro	341,947	42.3	335,901	39.5	336,099	42.2
British pound	30,191	3.7	16,632	2.0	22,125	2.8
Canadian dollar	68,227	8.4	87,421	10.3	68,529	8.6
Swedish krona	69,443	8.6	67,148	7.9	74,519	9.4
Hong Kong dollar	6,894	0.9	27,561	3.2	13,340	1.7
Others	-	-	0	0.0	0	0.0
Total	809,308	100.0	850,999	100.0	796,806	100.0

c. Investments by region

(Millions of Yen, %)

Region	As of September 30, 2004							
	Foreign securities		Foreign bonds		Foreign stocks & other securities		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	346,735	42.8	320,498	48.0	26,236	18.5	17,988	16.3
Europe	304,650	37.6	293,119	43.9	11,530	8.1	58,350	53.0
Oceania	-	-	-	-	-	-	-	-
Asia	7,070	0.9	-	-	7,070	5.0	9,017	8.2
Latin America	122,790	15.2	26,066	3.9	96,723	68.3	23,000	20.9
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	28,388	3.5	28,388	4.2	-	-	1,693	1.5
Total	809,634	100.0	668,073	100.0	141,561	100.0	110,049	100.0

(Millions of Yen, %)

Region	As of September 30, 2005							
	Foreign securities		Foreign bonds		Foreign stocks & other securities		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	371,488	41.5	321,234	46.7	50,254	24.2	9,000	8.9
Europe	319,660	35.7	308,158	44.8	11,501	5.5	59,000	58.4
Oceania	-	-	-	-	-	-	-	-
Asia	27,629	3.1	-	-	27,629	13.3	1,001	1.0
Latin America	145,369	16.2	26,685	3.9	118,683	57.0	31,000	30.7
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	31,769	3.5	31,769	4.6	-	-	973	1.0
Total	895,916	100.0	687,847	100.0	208,069	100.0	100,974	100.0

(Millions of Yen, %)

Region	As of March 31, 2005							
	Foreign securities		Foreign bonds		Foreign stocks & other securities		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	334,604	39.8	302,385	44.4	32,218	20.2	14,234	13.2
Europe	328,459	39.1	317,015	46.5	11,443	7.2	58,350	54.2
Oceania	-	-	-	-	-	-	-	-
Asia	13,545	1.6	-	-	13,545	8.5	6,009	5.6
Latin America	130,145	15.5	27,970	4.1	102,174	64.1	28,000	26.0
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	33,666	4.0	33,666	4.9	-	-	973	0.9
Total	840,419	100.0	681,037	100.0	159,382	100.0	107,566	100.0

(15) Valuation Gains on Trading Securities

(Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	27,135	709	-	-	-	(1,692)
Monetary trusts	27,135	709	-	-	-	(1,692)

Note: *"Monetary trusts" is composed of securities held in monetary trust.*

(16) Fair Value Information on Securities (those with current fair value out of securities excluding trading securities)

(Millions of Yen)

Category	As of September 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Held-to-maturity securities	263,140	260,756	(2,384)	1,773	4,158
Domestic bonds	196,017	193,377	(2,639)	1,518	4,157
Monetary claims purchased	62,123	62,378	255	255	0
Certificates of deposit	5,000	5,000	0	0	-
Policy reserve matching bonds	1,385,442	1,385,718	275	11,935	11,660
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,109,310	2,229,214	119,903	145,212	25,308
Domestic bonds	887,929	904,566	16,636	20,165	3,528
Domestics stocks	415,103	493,261	78,157	93,916	15,758
Foreign securities	694,158	718,727	24,569	29,355	4,786
Foreign bonds	643,407	668,073	24,665	27,184	2,518
Foreign stocks and other securities	50,750	50,654	(96)	2,171	2,267
Other securities	92,232	92,883	650	1,744	1,093
Money claims purchased	19,886	19,774	(111)	30	141
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,757,894	3,875,689	117,794	158,921	41,127
Domestic bonds	2,469,389	2,483,662	14,273	33,619	19,346
Domestic stocks	415,103	493,261	78,157	93,916	15,758
Foreign securities	694,158	718,727	24,569	29,355	4,786
Foreign bonds	643,407	668,073	24,665	27,184	2,518
Foreign stock and other securities	50,750	50,654	(96)	2,171	2,267
Other securities	92,232	92,883	650	1,744	1,093
Monetary claims purchased	82,009	82,153	143	286	142
Certificates of deposit	5,000	5,000	0	0	-
Others	-	-	-	-	-

Notes: *1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of September 30, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	5,114
Available-for-sale securities	102,274
Unlisted domestic stocks (except OTC-traded stocks)	7,485
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	4,788
Total	107,388

(Millions of Yen)

Category	As of September 30, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	305,909	305,920	11	2,190	2,179
Domestic bonds	223,335	223,130	(205)	1,868	2,074
Monetary claims purchased	77,573	77,790	217	322	105
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,666,718	1,672,603	5,884	14,084	8,200
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,015,354	2,334,031	318,677	329,074	10,397
Domestic bonds	730,821	742,122	11,300	15,000	3,700
Domestics stocks	398,737	660,739	262,001	263,604	1,602
Foreign securities	762,960	794,988	32,028	36,970	4,941
Foreign bonds	661,348	687,847	26,498	29,787	3,288
Foreign stocks and other securities	101,611	107,141	5,529	7,182	1,653
Other securities	106,116	119,503	13,387	13,456	69
Money claims purchased	16,718	16,677	(41)	43	84
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,987,983	4,312,555	324,572	345,350	20,778
Domestic bonds	2,620,876	2,637,855	16,978	30,953	13,974
Domestic stocks	398,737	660,739	262,001	263,604	1,602
Foreign securities	762,960	794,988	32,028	36,970	4,941
Foreign bonds	661,348	687,847	26,498	29,787	3,288
Foreign stock and other securities	101,611	107,141	5,529	7,182	1,653
Other securities	106,116	119,503	13,387	13,456	69
Monetary claims purchased	94,292	94,468	175	365	190
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of September 30, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	112,981
Unlisted domestic stocks (except OTC-traded stocks)	11,997
Unlisted foreign stocks (except OTC-traded stocks)	-
Unlisted foreign bonds	-
Others	100,983
Total	119,356

(Millions of Yen)

Category			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
			As of March 31, 2005				
Held-to-maturity securities			277,845	280,401	2,555	3,831	1,275
	Domestic bonds		207,943	209,924	1,981	3,255	1,274
	Monetary claims purchased		64,901	65,476	574	575	0
	Certificates of deposit		5,000	4,999	(0)	-	0
Policy reserve matching bonds			1,603,661	1,623,123	19,462	25,691	6,228
Stocks of subsidiaries and affiliated companies			-	-	-	-	-
Available-for-sale securities			2,007,608	2,172,643	165,035	181,475	16,439
	Domestic bonds		743,779	759,188	15,409	18,744	3,335
	Domestics stocks		406,799	529,165	122,365	127,984	5,618
	Foreign securities		726,573	749,573	22,999	29,862	6,863
		Foreign bonds	658,266	681,037	22,771	27,552	4,781
		Foreign stocks and other securities	68,307	68,535	228	2,310	2,081
	Other securities		112,080	116,275	4,195	4,771	576
	Money claims purchased		18,375	18,440	65	111	46
	Certificates of deposit		-	-	-	-	-
	Others		-	-	-	-	-
Total			3,889,115	4,076,168	187,053	210,997	23,944
Domestic bonds			2,555,384	2,592,237	36,853	47,691	10,838
Domestic stocks			406,799	529,165	122,365	127,984	5,618
Foreign securities			726,573	749,573	22,999	29,862	6,863
	Foreign bonds		658,266	681,037	22,771	27,552	4,781
	Foreign stock and other securities		68,307	68,535	228	2,310	2,081
Other securities			112,080	116,275	4,195	4,771	576
Monetary claims purchased			83,277	83,917	639	687	47
Certificates of deposit			5,000	4,999	(0)	-	0
Others			-	-	-	-	-

Notes: *1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category		As of March 31, 2005
Held-to-maturity securities		-
	Unlisted foreign bonds	-
	Others	-
Policy reserve matching bonds		-
Stock of subsidiaries and affiliated companies		6,375
Available-for-sale securities		102,984
	Unlisted domestic stocks (except OTC-traded stocks)	12,020
	Unlisted foreign stocks (except OTC-traded stocks)	90,000
	Unlisted foreign bonds	-
	Others	963
Total		109,360

*The followings are unrealized profits and losses on the carrying value for the yen-translated foreign securities out of securities without current fair value, and the securities with current fair value.

(Millions of Yen)

Category	As of September 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	263,140	260,756	(2,384)	1,773	4,158
Domestic bonds	196,017	193,377	(2,639)	1,518	4,157
Monetary claims purchased	62,123	62,378	255	255	0
Certificates of deposit	5,000	5,000	0	0	-
Policy reserve matching bonds	1,385,442	1,385,718	275	11,935	11,660
Stocks of subsidiaries and affiliated companies	5,114	5,114	-	-	-
Available-for-sale securities	2,211,584	2,331,449	119,865	145,212	25,347
Domestic bonds	887,929	904,566	16,636	20,165	3,528
Domestics stocks	422,589	500,747	78,157	93,916	15,758
Foreign securities	785,103	809,634	24,530	29,355	4,824
Foreign bonds	643,407	668,073	24,665	27,184	2,518
Foreign stocks and other securities	141,696	141,561	(135)	2,171	2,306
Other securities	96,025	96,676	650	1,744	1,093
Money claims purchased	19,886	19,774	(111)	30	141
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,865,282	3,983,038	117,756	158,921	41,165
Domestic bonds	2,469,389	2,483,662	14,273	33,619	19,346
Domestic stocks	427,703	505,861	78,157	93,916	15,758
Foreign securities	785,103	809,634	24,530	29,355	4,824
Foreign bonds	643,407	668,073	24,665	27,184	2,518
Foreign stock and other securities	141,696	141,561	(135)	2,171	2,306
Other securities	96,025	96,676	650	1,744	1,093
Monetary claims purchased	82,009	82,153	143	286	142
Certificates of deposit	5,000	5,000	0	0	-
Others	50	50	-	-	-

(Millions of Yen)

Category	As of September 30, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	305,909	305,920	11	2,190	2,179
Domestic bonds	223,335	223,130	(205)	1,868	2,074
Monetary claims purchased	77,573	77,790	217	322	105
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,666,718	1,672,603	5,884	14,084	8,200
Stocks of subsidiaries and affiliated companies	6,375	6,375	-	-	-
Available-for-sale securities	2,128,336	2,447,007	318,671	329,074	10,403
Domestic bonds	730,821	742,122	11,300	15,000	3,700
Domestics stocks	410,735	672,737	262,001	263,604	1,602
Foreign securities	863,893	895,916	32,023	36,970	4,946
Foreign bonds	661,348	687,847	26,498	29,787	3,288
Foreign stocks and other securities	202,545	208,069	5,524	7,182	1,658
Other securities	106,116	119,503	13,387	13,456	69
Money claims purchased	16,718	16,677	(41)	43	84
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	4,107,340	4,431,907	324,567	345,350	20,783
Domestic bonds	2,620,876	2,637,855	16,978	30,953	13,974
Domestic stocks	417,110	679,112	262,001	263,604	1,602
Foreign securities	863,893	895,916	32,023	36,970	4,946
Foreign bonds	661,348	687,847	26,498	29,787	3,288
Foreign stock and other securities	202,545	208,069	5,524	7,182	1,658
Other securities	106,116	119,503	13,387	13,456	69
Monetary claims purchased	94,292	94,468	175	365	190
Certificates of deposit	5,000	4,999	(0)	-	0
Others	50	50	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts include securities other than trading securities and their carrying value and the current fair value were 50 million yen as of September 30, 2004 and 2005 (There were no unrealized gains/losses).

(Millions of Yen)

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	277,845	280,401	2,555	3,831	1,275
Domestic bonds	207,943	209,924	1,981	3,255	1,274
Monetary claims purchased	64,901	65,476	574	575	0
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,603,661	1,623,123	19,462	25,691	6,228
Stocks of subsidiaries and affiliated companies	6,375	6,375	-	-	-
Available-for-sale securities	2,110,593	2,275,560	164,967	181,475	16,507
Domestic bonds	743,779	759,188	15,409	18,744	3,335
Domestics stocks	418,820	541,186	122,365	127,984	5,618
Foreign securities	817,487	840,419	22,932	29,862	6,930
Foreign bonds	658,266	681,037	22,771	27,552	4,781
Foreign stocks and other securities	159,220	159,382	161	2,310	2,148
Other securities	112,080	116,275	4,195	4,771	576
Money claims purchased	18,375	18,440	65	111	46
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,998,475	4,185,461	186,986	210,997	24,011
Domestic bonds	2,555,384	2,592,237	36,853	47,691	10,838
Domestic stocks	425,196	547,561	122,365	127,984	5,618
Foreign securities	817,487	840,419	22,932	29,862	6,930
Foreign bonds	658,266	681,037	22,771	27,552	4,781
Foreign stock and other securities	159,220	159,382	161	2,310	2,148
Other securities	112,080	116,275	4,195	4,771	576
Monetary claims purchased	83,277	83,917	639	687	47
Certificates of deposit	5,000	4,999	(0)	-	0
Others	50	50	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities and their carrying value and the current fair value were 50 million yen as of March 31, 2005 (There were no unrealized gains/losses).

(17) Fair Value Information on Monetary Trusts

(Millions of Yen)

Category	As of September 30, 2004					As of September 30, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	27,848	27,848	-	-	-	50	50	-	-	-

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts	50	50	-	-	-

* Monetary trusts for investment

(Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses
Monetary trusts for investment	27,798	477	-	-	-	(1,560)

* Monetary trusts for held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of September 30, 2004					As of September 30, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Held-to-maturity securities	-	-	-	-	-	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-	50	50	-	-	-
Jointly operated and designed monetary trusts	50	50	-	-	-	50	50	-	-	-
Total	50	50	-	-	-	50	50	-	-	-

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-
Jointly operated and designed monetary trusts	50	50	-	-	-
Total	50	50	-	-	-

(18) Fair Value Information on Real Estate (balance of land, unrealized gains/losses, etc.)

(Millions of Yen)

Category	As of September 30, 2004					As of September 30, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	105,722	96,387	(9,334)	2,725	12,060	101,079	91,562	(9,516)	3,498	13,014
Leasehold	156	116	(40)	10	51	156	110	(46)	10	57
Total	105,878	96,503	(9,374)	2,736	12,111	101,235	91,673	(9,562)	3,508	13,071

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	103,597	91,751	(11,846)	3,425	15,271
Leasehold	156	114	(41)	10	52
Total	103,753	91,866	(11,887)	3,436	15,324

Note: Current fair value are calculated based on the posted price.

(19) Fair Value Information on Derivative Transactions (total transactions which hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions hedge accounting appplied and not applied)

(Millions of Yen)

Category	As of September 30, 2004					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	4,531	(13,003)	-	-	-	(8,472)
Hedge accounting not appplied	341	(560)	(1,410)	-	-	(1,629)
Total	4,872	(13,564)	(1,410)	-	-	(10,102)

Note: *Accrued interest of interest-related net gains/losses applied hedge accounting [513 million yen], currency-related net gains/losses with fair value hedge accounting [(13,003) million yen], and net gains/losses not applied hedge accounting are recorded on the statement of operations.*

Category	As of September 30, 2005					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	1,726	(17,030)	-	-	-	(15,303)
Hedge accounting not appplied	-	(635)	(1,710)	-	-	(2,345)
Total	1,726	(17,665)	(1,710)	-	-	(17,649)

Note: *Accrued interest of interest-related net gains/losses applied hedge accounting [96 million yen], currency-related net gains/losses with fair value hedge accounting [(17,030) million yen], and net gains/losses not applied hedge accounting are recorded on the statement of operations.*

Category	As of March 31, 2005					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	3,664	(13,975)	-	-	-	(10,310)
Hedge accounting not appplied	131	(103)	(1,607)	-	-	(1,579)
Total	3,795	(14,079)	(1,607)	-	-	(11,890)

Note: *Accrued interest of interest-related net gains/losses applied hedge accounting [415 million yen], currency-related net gains/losses with fair value hedge accounting [(13,975) million yen], and net gains/losses not applied hedge accounting are recorded on the statement of operations.*

(ii) Interest-rate-related derivative transactions

(Millions of Yen)

Category	Type	As of September 30, 2004				As of September 30, 2005				As of March 31, 2005			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Interest rate swaps												
	Receipts fixed, payments floating	222,221	159,750	4,872	4,872	185,939	125,572	1,726	1,726	214,923	117,288	3,795	3,795
	Payments fixed, receipts floating	-	-	-	-	-	-	-	-	-	-	-	-
	Receipts floating, payments floating	-	-	-	-	-	-	-	-	-	-	-	-
Total					4,872				1,726				3,795

Note: *Valuation gains(losses) indicates the current market or fair value.*

(Reference) Balance of notional principal of interest rate swapping by term to maturity

(Millions of Yen)

Type	As of September 30, 2004						
	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating	62,470	75,808	53,841	13,100	17,000	-	222,221
Average rate received	2.98%	2.56%	1.27%	1.85%	1.53%	-	2.24%
Average rate paid	0.13%	0.51%	0.37%	0.73%	0.63%	-	0.39%

Type	As of September 30, 2005						
	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating	60,367	55,066	29,665	19,650	21,190	-	185,939
Average rate received	2.89%	1.17%	1.58%	1.65%	1.50%	-	1.88%
Average rate paid	0.51%	0.39%	0.59%	0.55%	0.51%	-	0.49%

Type	As of March 31, 2005						
	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating	97,635	46,742	39,245	18,100	13,200	-	214,923
Average rate received	3.12%	1.24%	1.50%	1.82%	1.44%	-	2.20%
Average rate paid	0.27%	0.45%	0.57%	0.65%	0.69%	-	0.42%

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of September 30, 2004				As of September 30, 2005				As of March 31, 2005			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Exchange contract												
	Sold	554,890	-	568,427	(13,537)	532,273	-	549,939	(17,665)	570,338	-	584,418	(14,079)
	US dollar	200,765	-	202,965	(2,200)	184,273	-	190,080	(5,807)	191,221	-	197,302	(6,081)
	Euro	252,337	-	258,707	(6,369)	243,875	-	248,795	(4,919)	259,914	-	265,529	(5,614)
	British pound	11,978	-	12,140	(161)	-	-	-	-	8,967	-	9,046	(79)
	Canadian dollar	45,521	-	47,899	(2,377)	58,579	-	65,222	(6,643)	56,961	-	58,770	(1,808)
	Swedish krona	44,282	-	46,709	(2,427)	45,546	-	45,841	(295)	53,274	-	53,769	(495)
	Hong Kong dollar	5	-	5	(0)	-	-	-	-	-	-	-	-
	Currency options												
	Sold												
	Call	5,613	-			-	-			-	-		
		[28]		29	(1)	[-]		-	-	[-]		-	-
	US dollar	5,613	-			-	-			-	-		
		[28]		29	(1)	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	5,310	-			-	-			-	-		
		[28]		3	(25)	[-]		-	-	[-]		-	-
	US dollar	5,310	-			-	-			-	-		
		[28]		3	(25)	[-]		-	-	[-]		-	-
Total					(13,564)				(17,665)				(14,079)

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.
2. Exchange rate as of the end of each fiscal year is used for futures rate .
3. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.
4. Valuation gans (losses) indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements, the difference between the option premium and the current fair value for option transactions, and the current fair value for swap transactions.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of September 30, 2004				As of September 30, 2005				As of March 31, 2005			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Stock index futures												
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	69,892	-			79,983	-			79,993	-		
		[4,376]		2,965	(1,410)	[2,237]		527	(1,710)	[3,168]		1,561	(1,607)
Total					(1,410)				(1,710)				(1,607)

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.
2. Valuation gains (losses) indicates the difference between the option premium and the current market or fair value.

(v) Bond-related derivative transactions

The Company did not have any balances as of September 30, 2005 and 2004, and March 31, 2005.

(vi) Others

The Company did not have any balances as of September 30, 2005 and 2004, and March 31, 2005.

4. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of Yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
	Amount	Amount	Amount
Individual variable insurance	5,485	6,137	5,626
Individual variable annuities	-	-	-
Group annuities	3	-	-
Total of separate account	5,488	6,137	5,626

(2) Status of Individual Variable Insurance (Separate Accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term-life)	355	407	326	358	341	373
Variable insurance (whole-life)	550	1,933	543	1,722	546	1,924
Total	905	2,341	869	2,081	887	2,298

b. Asset composition

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	157	2.9	158	2.6	139	2.5
Securities	5,299	96.6	5,952	97.0	5,453	96.9
Domestic bonds	1,745	31.8	1,804	29.4	1,807	32.1
Domestic stocks	1,691	30.8	2,321	37.8	1,844	32.8
Foreign securities	1,863	34.0	1,826	29.8	1,802	32.0
Foreign bonds	530	9.7	669	10.9	622	11.1
Foreign stock and other securities	1,332	24.3	1,157	18.9	1,180	21.0
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Others	28	0.5	26	0.4	32	0.6
Reserve for possible loan losses	-	-	-	-	-	-
Total	5,485	100.0	6,137	100.0	5,626	100.0

c. Net investment gains/losses

(Millions of Yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
	Amount	Amount	Amount
Interests, dividends and income from real estate for rent	48	54	101
Gains on sale of securities	113	126	183
Gains on redemption of securities	-	-	-
Valuation gains on securities	588	1,011	645
Foreign exchange gains, net	0	0	1
Gains from derivatives, net	-	-	-
Other investment income	0	0	0
Losses on sale of securities	55	133	97
Amortization of securities	-	-	-
Devaluation losses on securities	676	518	633
Foreign exchange losses, net	0	1	1
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment gains/losses	18	539	199

d. Valuation gains/losses on trading securities

(Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	5,299	(88)	5,952	493	5,453	12

e. Fair value information on securities

(Millions of Yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
	Current Fair Value and Carrying Value	Current Fair Value and Carrying Value	Current Fair Value and Carrying Value
Domestic bonds	1,745	1,804	1,807
Domestic stocks	1,691	2,321	1,844
Foreign securities	1,863	1,826	1,802
Foreign bonds	530	669	622
Foreign stocks and other securities	1,332	1,157	1,180
Other securities	-	-	-
Total	5,299	5,952	5,453

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. This table excludes securities with no current fair values.

f. Fair value information on monetary trusts

The Company did not have any balances of monetary trusts as of September 30, 2005 and 2004, and March 31, 2005.

g. Fair value information on derivative transactions

Interest-rate-related derivative transactions
Currency-related derivative transactions
Stock-related derivative transactions
Bond-related derivative transactions
Others

} The Company did not have any balances of these transactions as of September 30, 2005 and 2004, and March 31, 2005.

(3) Status of Individual Variable Annuities (Separate Accounts)

The Company did not have any balances of individual variable annuities separate accounts as of September 30, 2005 and 2004, and March 31, 2005.

5. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of Yen)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Core Revenues	577,701	549,469	1,097,863
Income from Insurance Premiums	394,103	423,442	788,174
Insurance premiums	394,066	423,424	788,108
Ceded reinsurance recoveries	37	18	66
Investment Income	67,254	61,566	131,935
Interest, dividends and income from real estate for rent	67,058	60,938	131,012
Other investment income	141	88	686
Gains on separate accounts, net	54	539	235
Other Ordinary Income	115,597	64,460	176,507
Income related to withheld insurance claims and other payments for future annuity payments	197	142	489
Income due to withheld insurance payments	15,545	15,456	37,108
Reversal of reserve for outstanding claims	583	-	141
Reversal of policy reserves (except contingency reserve)	98,437	47,398	137,179
Reversal of reserve for employees' retirement benefits	-	517	-
Other ordinary profit	833	945	1,588
Other Core Revenues	746	-	1,246
Core Expenses	558,694	533,158	1,064,039
Insurance Claims and Other Payments	493,363	469,709	931,372
Insurance claims	270,276	258,115	500,665
Annuity payments	52,835	58,039	105,123
Insurance benefits	55,531	53,877	115,448
Surrender payments	76,675	76,061	150,011
Other payments	37,914	23,452	59,864
Reinsurance payments	129	163	259
Provision for Policy and Other Reserves	54	538	102
Investment Expenses	3,944	3,729	8,228
Interest expense	801	808	1,601
Provision for general reserve for possible loans loses	-	(184)	-
Depreciation of real estate for rent	1,599	1,341	2,978
Other investment expenses	1,543	1,764	3,647
Operating Expenses	41,463	41,616	82,745
Other Ordinary Expenses	19,868	17,563	41,591
Payments related to withheld insurance claims	13,374	11,436	27,076
Taxes	2,710	2,713	5,445
Depreciation	2,721	2,651	5,322
Provision for reserve for employees' retirement benefits	324	-	2,261
Other ordinary losses	738	762	1,484
Other Core Expenses	-	0	-

Core Profit	19,007	16,311	33,823

(2) Reconciliation to Ordinary Profit

(Millions of Yen)

Category		Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Core profit	(A)	19,007	16,311	33,823
Capital gains		23,068	28,968	45,383
Gains from monetary trusts, net		-	-	-
Gains on investments in trading securities, net		-	-	-
Gains on sale of securities		22,977	28,968	45,284
Gains from derivatives, net		-	-	-
Foreign exchange gains, net		90	-	98
Others		-	-	-
Capital losses		26,502	19,820	52,537
Losses from monetary trusts, net		718	-	780
Losses on investments in trading securities, net		-	-	-
Losses on sale of securities		8,677	8,846	24,669
Devaluation losses on securities		2,584	176	2,297
Losses from derivatives, net		14,521	10,728	24,790
Foreign exchange losses, net		-	69	-
Others		-	-	-
Total capital gains/losses	(B)	(3,434)	9,147	(7,154)
Core profit reflecting capital gains/losses	(A) + (B)	15,572	25,459	26,669
Other one-time gains		-	-	-
Ceding reinsurance recoveries		-	-	-
Reversal of contingency reserve		-	-	-
Others		-	-	-
Other one-time losses		433	3,125	616
Reinsurance premiums		-	-	-
Provision for contingency reserve		411	2,660	609
Provision for specific reserve for possible loans loses		-	449	-
Provision for specific reserve for loans to refinancing countries		-	-	-
Write-off of loans		22	15	7
Others		-	-	-
Other one-time gains/losses	(C)	(433)	(3,125)	(616)
Ordinary profit	(A) + (B) + (C)	15,139	22,333	26,053

Notes: 1. *As regards six months ended September 30, 2004, income gains of 746 million yen on gains from monetary trusts are included in other core revenues of core profit instead of gains from monetary trusts, net.*

2. *As regards six months ended September 30, 2005, income losses of (0) million yen on gains from monetary trusts are included in other core expenses of core profit instead of losses from monetary trusts, net.*

3. *As regards year ended March 31, 2005, income gains of 1,246 million yen on gains from monetary trusts are included in other core revenues of core profit instead of gains from monetary trusts, net.*

6. Disclosed Claims under the Insurance Business Law

(Millions of Yen)

Category		As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Claims against bankrupt and quasi-bankrupt obligors	a	497	364	539
Claims with collection risk	b	1,082	1,842	1,081
Claims for special attention	c	5,703	5,085	6,148
Subtotal	a + b + c	7,283	7,293	7,770
% of Total		0.41%	0.45%	0.46%
Claims against normal obligors	d	1,775,740	1,623,088	1,697,371
Total	a + b + c + d	1,783,024	1,630,381	1,705,141

Notes: 1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

7. Risk Monitored Loans (Under the Insurance Business Law)

(Millions of Yen)

Category		As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Loans to bankrupt companies	a	179	179	174
Past due loans	b	1,399	2,027	1,446
Loans overdue for three months or more	c	5,485	5,024	5,316
Restructured loans	d	218	61	832
Total % of total loans	a + b + c + d = e	7,283 0.41%	7,293 0.45%	7,770 0.46%
Specific reserve for possible loan losses	f	1,081	1,518	1,076
General reserve for possible loan losses	g	1,752	1,567	1,752
Amount covered by collateral and guarantees	h	5,785	5,515	5,846
Subtotal	e – f – g – h	(1,336)	(1,309)	(904)
Coverage ratio A	[f + g] / e	38.9%	42.3%	36.4%
Coverage ratio B	[f + g + h] / e	118.4%	117.9%	111.6%

Notes: 1. Certain Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Past due loans decreased due to write-offs in the amounts of 47 million yen, 15 million yen and 17 million yen as of September 30, 2004, September 30, 2005 and March 31, 2005, respectively.

2. Loans to bankrupt companies are loans to obligors that are subject to bankruptcy, corporate reorganization, or rehabilitation or other similar proceedings on which a company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the obligor) on which a company has stopped accruing interest based on self-assessment.

4. Loans overdue for three months or more are loans, other than the loans described in Note 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in Note 2, 3, or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims, and/or other terms in favor of the obligor for purposes of restructuring or supporting the obligor.

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
General reserve for possible loan losses	1,752	1,567	1,752
Specific reserve for possible loan losses	1,081	1,520	1,076
Specific reserve for loans to refinancing countries	-	-	-
Total	2,834	3,088	2,828

(2) Specific Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Transfer	1,081	1,520	1,076
Reversal	1,683	1,070	1,683
Net transfer	(601)	449	(606)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of September 30, 2004, September 30, 2005 and March 31, 2005.

b. Loan outstanding by country

The Company held no loan outstanding by country as of September 30, 2004, September 30, 2005 and March 31, 2005.

(4) Write-off of Loans

(Millions of Yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Write-off of loans	22	15	7

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Taiyo Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment of loans as of September 30, 2005, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of Yen)

Classifications	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	1,721,992	1,723,073	1,605,976	1,607,494	1,673,985	1,675,061
Class II	59,935	59,935	22,800	22,800	30,058	30,058
Class III	1,096	14	1,604	86	1,098	22
Class IV	22	-	15	-	7	-
Total exposures	1,783,046	1,783,024	1,630,397	1,630,381	1,705,149	1,705,141

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

8. Solvency Margin Ratio

(Millions of Yen)

Items		As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Total solvency margin	(A)	498,190	667,812	522,259
Equity (less certain items)		115,438	116,586	112,111
Reserve for price fluctuations		8,677	13,170	9,801
Contingency reserve		56,226	59,084	56,424
Reserve for possible loan losses		1,752	1,567	1,752
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		107,878	286,804	148,471
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(9,374)	(9,562)	(11,887)
Excess of amount of policy surrender payment		94,865	79,703	86,653
Unallotted portion of reserve for policyholder dividends		22,038	22,179	21,880
Future profits		5,957	5,856	5,856
Deferred tax assets		39,729	37,421	36,196
Subordinated debt		55,000	55,000	55,000
Deductible items		-	-	-
Total risk $\sqrt{R_1^2+(R_2+R_3+R_7)^2}+R_4$	(B)	118,982	134,947	120,655
Insurance risk	R_1	34,159	36,505	36,098
Assumed investment yield risk	R_2	25,662	24,780	25,249
Investment risk	R_3	85,278	101,726	86,770
Business risk	R_4	2,901	3,260	2,962
Minimum guarantee risk	R_7	-	18	-
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		837.4%	989.7%	865.7%

Notes: 1. Figures as of March 31, 2005 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures as of September 30, 2004 and as of September 30, 2005 were calculated, using the calculation methods based on the above provisions and considered appropriate by the Company.

2. "Equity (less certain items)" above represents equity on the balance sheet less net unrealized gains on available-for-sale securities and estimated appropriation paid in cash.

9. Adjusted Net Assets

(Millions of Yen)

Item	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Adjusted net assets	407,845	606,852	464,232

Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

November 17, 2005
Taiyo Life Insurance Company

Supplementary Data for the Six Months Ended September 30, 2005
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Six Months Ended September 30, 2005	% Change from Fiscal Year Ended Mar. 31, 2005	% Change from Six Months Ended Sept. 30, 2004	Fiscal Year Ended March 31, 2005	Six Months Ended September 30, 2004
Annualized Premiums of New Policies	(MY)	21,311	-	(9.4%)	46,434	23,529
3rd Sector Products	(MY)	6,919	-	(0.9%)	14,114	6,979
Annualized Premiums of Total Policies	(MY)	712,657	(2.6%)	(5.2%)	731,527	751,940
3rd Sector Products	(MY)	107,446	1.3%	2.7%	106,068	104,620
Income from Insurance Premiums	(MY)	423,442	-	7.4%	788,174	394,103
Individual Insurance and Annuities	(MY)	309,936	-	(5.1%)	646,668	326,656
Group Insurance and Annuities	(MY)	112,929	-	68.9%	140,330	66,872
New Policy Amount	(MY)	1,475,419	-	1.9%	2,891,002	1,447,608
Policy Amount in Force	(MY)	17,333,730	2.2%	4.9%	16,966,276	16,528,955
Surrender and Lapse Amount	(MY)	812,767	-	19.0%	1,424,081	682,736
Surrender and Lapse Rate	(%)	4.79	-	0.54 points	8.86	4.25

Notes:
1. Annualized premiums include individual insurance and annuities and exclude the net increase from conversion.
2. New policy amount and policy amount in force include individual insurance and annuities.
3. Surrender and lapse amount does not include reinstatement.
4. Surrender and lapse rates for the six months ended September 30, 2005 and 2004 are not annualized.

(2) Assets

		As of September 30, 2005	% Change from Mar. 31, 2005	% Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
Total Assets	(MY)	6,409,761	2.1%	1.9%	6,276,553	6,290,064
Adjusted Net Asset	(MY)	606,852	30.7%	48.8%	464,232	407,845
Adjusted Net Asset/ General Account Assets	(%)	9.5	2.1 points	3.0 points	7.4	6.5
Solvency Margin Ratio	(%)	989.7	124.0 points	152.3 points	865.7	837.4

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread

		Six Months Ended September 30, 2005	% Change from Fiscal Year Ended Mar. 31, 2005	% Change from Six Months Ended Sept. 30, 2004	Fiscal Year Ended March 31, 2005	Six Months Ended September 30, 2004
Core Profit	(MY)	16,311	-	(14.2%)	33,823	19,007

		Fiscal Year Ending March 31, 2006 (Forecast)	Fiscal Year Ended March 31, 2005
Negative Spread	(MY)	46,000	39,170

(4) Policy and Other Reserves

		As of September 30, 2005	Change from Mar. 31, 2005	Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
Policy Reserve (Note)	(MY)	5,725,553	(47,398)	(86,140)	5,772,952	5,811,694
General Account	(MY)	5,724,874	(47,354)	(86,069)	5,772,229	5,810,944
Separate Account	(MY)	679	(43)	(70)	723	749
Reserve for Price Fluctuations	(MY)	13,170	3,369	4,493	9,801	8,677
Contingency Reserve	(MY)	59,084	2,660	2,858	56,424	56,226
Contingency Reserve 1	(MY)	44,287	416	614	43,871	43,673
Contingency Reserve 2	(MY)	14,786	2,234	2,234	12,552	12,552
Contingency Reserve 3	(MY)	10	-	-	-	-
Contingency Reserve Fund	(MY)	-	-	-	-	-
Price Fluctuation Reserve Fund	(MY)	-	-	-	-	-
Appropriated Retained Earnings for General Purpose	(MY)	40,000	-	-	40,000	40,000

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. Appropriated retained earnings for general purposes as of March 31, 2005 is total amount after the appropriation of profit.

(5) Unrealized Gains/ Losses

		As of September 30, 2005	Change from Mar. 31, 2005	Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
Securities	(MY)	324,572	137,519	206,777	187,053	117,794
Domestic Stocks	(MY)	262,001	139,636	183,843	122,365	78,157
Domestic Bonds	(MY)	16,978	(19,874)	2,705	36,853	14,273
Foreign Securities	(MY)	32,028	9,028	7,459	22,999	24,569
Real Estate (domestic land and lease)	(MY)	(9,562)	2,325	(187)	(11,887)	(9,374)

(6) Impairment of Fixed Assets

		Six Months Ended September 30, 2005	% Change from Fiscal Year Ended Mar. 31, 2005	% Change from Six Months Ended Sept. 30, 2004	Fiscal Year Ended March 31, 2005	Six Months Ended September 30, 2004
Impairment Loss	(MY)	3,099	-	-	-	-

(7) Investment for the Six Months Ended September 30, 2005

		Net Increase (decrease)	Second Half Year Ending March 31, 2006 (Planned)
Domestic Stocks	(MY)	(8,085)	Level-Off (Increase when the stock market falls)
Domestic Bonds	(MY)	65,492	Increase
Foreign Stocks	(MY)	43,324	Slight increase
Foreign Bonds	(MY)	3,082	Decrease
Real Estate	(MY)	(5,541)	Level-Off

Note: Net increase (decrease) is based on carring value before mark-to-market.

(8) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of September 30, 2005

		As of September 30, 2005		
NIKKEI Average	(yen)		approx.	8,190
TOPIX	(point)		approx.	825
Yen-Denominated Bonds	(%)	Parallel-shift case	approx.	1.6
	(%)	Steepening case	approx.	1.6
Foreign Securities	(yen)		approx.	109

Notes:

1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (September 30, 2005: 1.47%).

2. These figures are calculated based on asset holdings as of September 30, 2005 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of September 30, 2005 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.

4. The indices of Foreign Securities is calculated based on a U.S. dollar/ yen rate basis (September 30, 2005: 113.19 yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(9) Performance Forecast for the Fiscal Year Ending March 31, 2006

		Fiscal Year Ending March 31, 2006
Income from Insurance Premiums	(BY)	780
Core Profit	(BY)	33
Policy Amount in Force	(BY)	17,940

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(10) Cross Holdings with Domestic Banks as of September 30, 2005

a. Contributions from Domestic Banks

		As of September 30, 2005
Funds	(MY)	None
Subordinated Loans and Debentures	(MY)	30,000

b. Contributions to Domestic Banks

		As of September 30, 2005
Bank Stocks Held	(MY)	74,814
Preferred Stocks issued by Foreign Subsidiaries	(MY)	100,000
Subordinated Loans and Debentures	(MY)	228,637

Note: Preferred stocks issued by foreign subsidiaries is included in the preferred securities issued by foreign subsidiaries from the term under review.

(11) Number of Employees

		As of September 30, 2005	% Change from Mar. 31, 2005	% Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
In-house Sales Representatives	(number)	8,997	(1.3%)	3.1%	9,111	8,727
Administrative personnel	(number)	2,769	3.3%	0.2%	2,681	2,764

(12) OTC Sales thorough Banks

Taiyo Life is not applicable. T&D Financial Life, a member of T&D Life Group, is applicable, since they sell its products OTC through banks.

(13) Future Plans for Capital Raising

We believe that Taiyo Life is currently maintaining an ample capital level. Therefore, we have no plans to seek third-party funds to raise capital.

File No.82-34783

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2005)

November 17, 2005

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 17, 2005
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2005 (April 1, 2005 - September 30, 2005)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended September 30, 2005	¥558,424 million	0.3	¥45,244 million	(4.7)	¥43,684 million	(15.9)	¥19,905 million	51.5
Six months ended September 30, 2004	¥556,801 million	(7.1)	¥47,454 million	(28.0)	¥51,965 million	8.1	¥13,138 million	(54.5)
Year ended March 31, 2005	¥1,059,090 million	(11.0)	¥95,834 million	(8.5)	¥102,731 million	(4.3)	¥33,309 million	(12.5)

	Net Income Per Share
Six months ended September 30, 2005	¥13,270.12
Six months ended September 30, 2004	¥8,759.20
Year ended March 31, 2005	¥22,144.24

Notes:

1. *Average number of outstanding shares during the term: for the six months ended September 30, 2005: 1,500,000; for the six months ended September 30, 2004: 1,500,000; for the fiscal year ended March 31, 2005: 1,500,000*
2. *Changes in method of accounting: Applicable. Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Consolidated Financial Summary for the Six Months Ended September 30, 2005"*
3. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2005	¥-	-
Six months ended September 30, 2004	¥9,141.00	-
Year ended March 31, 2005	-	¥14,901.00

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of September 30, 2005	¥6,106,722 million	¥437,832 million	7.2%	¥291,888.52
As of September 30, 2004	¥5,938,831 million	¥272,213 million	4.6%	¥181,475.70
As of March 31, 2005	¥5,983,742 million	¥317,951 million	5.3%	¥211,905.43

Notes:

1. *Number of outstanding shares at the end of the term: as of September 30, 2005: 1,500,000; as of September 30, 2004: 1,500,000; as of March 31, 2005: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

2. Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

Daido Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2006"* section in this material *"Consolidated Financial Summary for the Six Months Ended September 30, 2005"*.

Daido Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of Yen)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	%	Amount	%	Amount	%
Assets:						
Cash and deposits	304,175	5.1	249,006	4.1	232,888	3.9
Cash	84		70		138	
Deposit	304,091		248,935		232,750	
Call loans	125,000	2.1	115,000	1.9	75,000	1.3
Monetary claims purchased	127,996	2.2	152,382	2.5	88,996	1.5
Monetary trusts	168,917	2.9	222,697	3.6	214,777	3.6
Securities	3,897,935	65.6	4,095,173	67.1	4,131,705	69.0
Government bonds	315,707		254,879		488,611	
Municipal bonds	1,065,332		996,650		1,028,048	
Corporate bonds	1,134,831		1,095,174		1,105,210	
Domestic stocks	360,729		487,680		411,367	
Foreign securities	538,663		572,944		578,819	
Other securities	482,669		687,844		519,648	
Loans	1,081,202	18.2	1,064,562	17.4	1,040,474	17.4
Policy loans	80,397		81,206		80,871	
Commercial loans	1,000,804		983,356		959,602	
Property and equipment	155,284	2.6	145,298	2.4	147,283	2.5
Land	87,693		82,291		82,737	
Buildings	65,846		60,709		62,710	
Equipment	1,197		1,193		1,180	
Construction in progress	546		1,104		655	
Due from agencies	1,552	0.0	1,477	0.0	1,536	0.0
Due from reinsurers	1,303	0.0	1,201	0.0	1,309	0.0
Other assets	55,714	0.9	61,501	1.0	50,652	0.8
Accounts receivable	11,176		16,643		11,875	
Prepaid expenses	4,060		3,948		1,832	
Accrued income	19,701		17,677		20,157	
Deposit for rent	3,784		3,825		3,784	
Margin for futures contracts	1,371		—		411	
Derivatives	76		435		150	
Deferred valuation losses on hedge	96		329		1,420	
Suspense payable	5,961		9,109		928	
Other assets	9,484		9,532		10,091	
Deferred tax assets	21,933	0.4	—	—	950	0.0
Reserve for possible loan losses	(2,183)	(0.0)	(1,580)	(0)	(1,833)	(0.0)
Total assets	5,938,831	100.0	6,106,722	100.0	5,983,742	100.0

(Millions of Yen)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	%	Amount	%	Amount	%
Liabilities:						
Policy reserves	5,470,465	92.1	5,446,550	89.2	5,488,102	91.7
Reserve for outstanding claims	40,942		42,292		47,621	
Policy reserve	5,293,568		5,276,589		5,308,712	
Reserve for policyholder dividends	135,954		127,668		131,768	
Due to reinsurers	607	0.0	429	0.0	651	0.0
Short-term subordinated bonds	—	—	15,000	0.2	20,000	0.3
Other liabilities	96,764	1.6	45,898	0.8	56,836	1.0
Cash collateral receiving under security lending contracts	23,215		5,048		10,124	
Income taxes payable	10,804		1,938		1,604	
Accounts payable	5,056		10,706		10,786	
Accrued expenses	8,340		8,532		8,908	
Unearned income	4,266		3,546		3,955	
Deposit received	467		601		3,953	
Guarantee deposits	5,630		5,636		5,537	
Margin for futures contracts	—		450		—	
Derivatives	5,374		5,851		8,389	
Deferred valuation gains on hedge	48		—		—	
Suspense receipt	3,561		3,584		3,576	
Other liabilities	30,000		—		—	
Reserve for employees' retirement benefits	65,588	1.1	66,034	1.1	65,936	1.1
Reserve for directors' and corporate auditors' retirement benefits	1,562	0.0	1,645	0.0	1,679	0.0
Reserve for price fluctuations	31,629	0.6	36,045	0.6	32,584	0.6
Deferred tax liabilities	—	—	57,285	0.9	—	—
Total liabilities	5,666,617	95.4	5,668,889	92.8	5,665,790	94.7
Stockholder's equity:						
Common stock	75,000	1.3	75,000	1.2	75,000	1.2
Capital surplus	54	0.0	54	0.0	54	0.0
Retained earnings	95,311	1.6	112,942	1.9	101,770	1.7
Legal reserve for future losses	2,856		7,345		5,598	
Appropriated retained earnings	55,673		74,623		55,667	
Provision for advanced depreciation on real estate	1,559		1,559		1,559	
Provision for 100th anniversary project	113		64		107	
General reserve	54,000		73,000		54,000	
Unappropriated retained earnings	36,781		30,973		40,504	
Net unrealized gains on securities	101,848	1.7	249,836	4.1	141,126	2.4
Total Stockholder's equity	272,213	4.6	437,832	7.2	317,951	5.3
Total liabilities and stockholder's equity	5,938,831	100.0	6,106,722	100.0	5,983,742	100.0

Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of Yen)

	Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005	
	Amount	%	Amount	%	Amount	%
Ordinary revenues	556,801	100.0	558,424	100.0	1,059,090	100.0
Income from insurance premiums	434,401		435,365		884,804	
Insurance premiums	433,662		434,681		883,507	
Ceded reinsurance recoveries	738		684		1,296	
Investment income	76,765		83,365		146,685	
Interest, dividends and income from real estate for rent	59,305		52,369		119,382	
Interest income from deposits	1,764		2,530		3,791	
Interest income and dividends from securities	42,904		36,645		86,982	
Interest income from loans	11,480		9,930		22,043	
Interest from real estate for rent	3,024		3,169		6,324	
Other income from interest and dividends	132		93		240	
Gains from monetary trust, net	3,929		923		3,199	
Gains on investment in trading securities, net	3,750		9,561		4,885	
Gains on sales of securities	8,251		5,856		10,189	
Gains on redemption of securities	—		467		153	
Other investment income	1,311		1,309		2,636	
Gains on separate accounts, net	215		12,877		6,237	
Other ordinary income	45,634		39,694		27,600	
Income related to withheld insurance claims and other payments for future annuity payments	73		199		563	
Income due to withheld insurance payments	1,121		1,376		2,410	
Reversal of reserve for outstanding claims	4,990		5,329		—	
Reversal of policy reserve	39,058		32,123		23,913	
Other ordinary profit	390		665		714	
Ordinary expenses	509,346	91.5	513,179	91.9	963,256	91.0
Insurance claims and other payments	422,516		432,693		805,080	
Insurance claims	159,602		170,879		288,656	
Annuity payments	12,704		13,227		26,158	
Insurance benefits	96,133		92,680		186,623	
Surrender payments	115,555		98,811		215,048	
Other payments	37,874		56,583		87,237	
Reinsurance premiums	646		510		1,356	
Provision for policy and other reserves	480		460		2,633	
Provision for reserve for outstanding claims	—		—		1,688	
Interest portion of reserve for policyholder dividends	480		460		945	
Investment expenses	23,951		18,571		32,919	
Interest expenses	18		11		32	
Losses on sales of securities	6,678		943		8,348	
Devaluation losses on securities	1,495		512		1,863	
Losses from derivatives, net	8,629		10,420		8,509	
Foreign exchange losses, net	2,787		2,323		5,002	
Write-off of loans	3		—		10	
Depreciation of real estate for rent	1,394		1,364		2,819	
Other investment expenses	2,943		2,994		6,331	
Operating expenses	55,603		55,077		108,881	
Other ordinary expenses	6,794		6,376		13,740	
Payments related to withheld insurance claims	1,124		794		2,169	
Taxes	3,334		3,298		6,696	
Depreciation	1,992		2,015		4,057	
Provision for reserve for employees' retirement benefits	162		97		510	
Other ordinary losses	181		170		307	
Ordinary profit	47,454	8.5	45,244	8.1	95,834	9.0

(Millions of Yen)

	Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005	
	Amount	%	Amount	%	Amount	%
Extraordinary gains	7,610	1.4	432	0.1	8,716	0.8
Gains on sales of property and equipment	110		162		952	
Reversal of reserve for possible loan losses	1,522		253		1,771	
Recoveries of bad debts previously written-off	73		16		88	
Gains on sales of parent company's stocks	5,838		—		5,838	
Reversal of reserve for losses on sales of loans	64		—		64	
Extraordinary losses	1,242	0.2	4,300	0.8	7,640	0.7
Losses on sales, disposal and devaluation of property and equipment	376		525		5,813	
Impairment loss	—		270		—	
Provision for reserve for price fluctuations	808		3,461		1,763	
Provision for 100th anniversary project	57		43		63	
Provision for reserve for policyholder dividends	17,791	3.2	13,280	2.4	30,550	2.8
Income before income taxes	36,030	6.5	28,096	5.0	66,359	6.3
Income taxes (current)	11,413	2.0	11,396	2.0	22,789	2.2
Income taxes (deferred)	11,477	2.1	(3,205)	(0.6)	10,260	1.0
Net income	13,138	2.4	19,905	3.6	33,309	3.1
Unappropriated retained earnings at beginning of period	23,585		11,024		23,585	
Interim dividend	—		—		13,711	
Transfer to legal reserve for future losses with respect to interim dividend	—		—		2,742	
Transfer from provision for 100th anniversary project	57		43		63	
Unappropriated retained earnings at end of period	36,781		30,973		40,504	

Supplementary Materials for the Six Months Ended September 30, 2005

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights (Non-Consolidated)

2. Investment in General Account Assets for Six Months Ended Sep. 30, 2005 (Non-Consolidated)

1. Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number, 100 Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005						As of March 31, 2005	
			Number			Amount				
	Number	Amount		% Change	% change from Previous FYE		% Change	% change from Previous FYE	Number	Amount
Individual insurance	1,996,486	382,691	2,000,862	100.2	99.9	385,608	100.8	100.2	2,003,167	384,875
Individual annuities	141,527	11,849	146,805	103.7	101.4	12,202	103.0	101.1	144,715	12,066
Sub total	2,138,013	394,541	2,147,667	100.5	100.0	397,810	100.8	100.2	2,147,882	396,942
Group insurance	-	120,274	-	-	-	122,123	101.5	101.1	-	120,749
Group annuities	-	21,953	-	-	-	20,440	93.1	95.6	-	21,383

Notes:

1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number, 100 Millions of Yen, %)

Category	Six Months Ended September 30, 2005					
	Number		Amount			
		Change (%)		Change (%)	New Policies	Increase from Conversion
Individual insurance	118,762	99.1	20,995	95.8	20,972	22
Individual annuities	4,872	101.1	461	107.8	461	(0)
Sub total	123,634	99.2	21,457	96.0	21,434	22
Group insurance	-	-	124	113.7	124	
Group annuities	-	-	0	8.9	0	

Category	Six Months Ended September 30, 2004				Year Ended March 31, 2005			
	Number	Amount			Number	Amount		
			New Policies	Increase from Conversion			New Policies	Increase from Conversion
Individual insurance	119,792	21,914	21,884	30	237,293	42,605	42,552	52
Individual annuities	4,817	428	428	0	10,701	936	935	1
Sub total	124,609	22,342	22,312	30	247,994	43,542	43,488	53
Group insurance	-	109	109		-	290	290	
Group annuities	-	0	0		-	4	4	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

(a) Policies in force

(100 Millions of Yen, %)

Category	As of September 30, 2004	As of September 30, 2005			As of March 31, 2005
	Amount	Amount	% Change	% Change from Previous FYE	Amount
Individual insurance and annuities	6,597	6,785	102.9	101.2	6,708
3rd sector products, included	623	611	98.0	99.0	616

(b) New Policies

(100 Millions of Yen, %)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005		Year ended March 31, 2005
	Amount	Amount	% Change	Amount
Individual insurance and annuities	398	416	104.5	820
3rd sector products, included	18	20	106.4	37

Notes:

1. The new policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(4) Term Insurance policies by Dividend Type (Individual insurance and annuities)

a) Policy amount in force

(100 Millions of Yen, %)

Category	As of September 30, 2004				Year Ended September 30, 2004			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	797,695	56.2	215,197	61.2	26,664	27.0	6,341	30.0
Semi-participating	303,610	21.4	78,284	22.2	16,114	16.3	4,858	22.9
Non-participating	317,271	22.4	58,375	16.6	55,960	56.7	9,983	47.1
Total	1,418,576	100.0	351,857	100.0	98,738	100.0	21,183	100.0

Category	As of September 30, 2005				Year Ended September 30, 2005			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	763,857	53.0	205,146	57.6	22,931	24.4	5,592	27.4
Semi-participating	305,738	21.2	80,659	22.6	17,598	18.8	5,133	25.2
Non-participating	372,779	25.8	70,522	19.8	53,362	56.8	9,678	47.4
Total	1,442,374	100.0	356,327	100.0	93,891	100.0	20,403	100.0

Category	As of March 31, 2005				Year Ended March 31, 2005			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	781,964	54.5	210,668	59.4	48,838	25.9	11,843	28.8
Semi-participating	304,695	21.3	79,168	22.3	32,044	17.0	9,361	22.7
Non-participating	347,011	24.2	64,959	18.3	107,692	57.1	20,001	48.5
Total	1,433,670	100.0	354,796	100.0	188,574	100.0	41,206	100.0

Notes: 1. Semi-participating policies only pay dividends related to investment every five years.
2. The new policy amounts do not include net increase from conversions.

(5) Average Amount of New Policies and Amount in Force (Individual insurance)

(Thousands of Yen)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Average amount of new policies	18,524	17,868	18,167
Average amount in force	19,168	19,272	19,213

Note: The average amount of new policies does not include increase from conversion.

(6) New Policy Rate (New policy amount / amount in force at the beginning of fiscal year

(%)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Individual insurance	5.74	5.45	11.2
Individual annuities	3.83	4.02	8.4
Subtotal	5.69	5.41	11.1
Group insurance	0.09	0.10	0.2

Notes: 1. The above figures do not include increase from conversion.
2. The figures of the six months ended September 30, 2005 and 2004 are not annualized.

(7) Surrender and Lapse Rate (Surrender and lapse amount / amount in force at the beginning of fiscal year)

(%)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Individual insurance	4.63	4.54	8.76
Individual annuities	2.15	2.28	4.27
Subtotal	4.56	4.47	8.64
Group insurance	1.89	0.90	2.49

Note: The figures of the six months ended September 30, 2005 and 2004 are not annualized.

(Reference) Surrender and lapse rate without adjustments (%)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Individual insurance and annuities	4.06	3.97	7.70

(8) Surrender and Lapse Amount

(Number, 100 Millions of Yen, %)

Category	Six Months Ended September 30, 2004			
	Number		Amount	
		Percentage		Percentage
Individual insurance	97,380	89.9	15,706	87.7
Individual annuities	2,306	78.0	229	71.8
Subtotal	99,686	89.5	15,935	87.4
Group insurance	-	-	614	86.9

Category	Six Months Ended September 30, 2005				Year Ended March 31, 2005	
	Number		Amount		Number	Amount
		Percentage		Percentage		
Individual insurance	94,557	97.1	15,505	98.7	182,195	29,815
Individual annuities	2,491	108.0	246	107.5	4,666	449
Subtotal	97,048	97.4	15,752	98.8	186,861	30,265
Group insurance	-	-	64	10.5	-	819

(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(Yen)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Average Premium Amount	228,191	227,627	230,914

Note: The above figures do not include increase from conversion.

(10) Average Assumed Investment Yield and Negative Spread

(Millions of Yen, %)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Amount of negative spread	10,659	16,364	19,479
Investment yield on core profit (annualized)	2.21%	1.95%	2.23%
Average assumed investment yield (annualized)	2.63%	2.60%	2.61%
Individual insurance & Individual annuities, included	3.63%	3.48%	3.55%
Policy reserve in general account	5,058,151	5,047,148	5,034,291

Notes:

1. *Negative spread is calculated by the following method:*
   For six months ended September 30, 2005 and 2004:
   (Investment yield on core-profit-average assumed investment yield) x policy reserves in general accounts x 1/2
   For the year ended March 31, 2005:
   (Investment yield on core-profit-average assumed investment yield) x policy reserves in general accounts
2. *Investment yield on core profit is calculated by the following method:*
   (Net investment gains / losses (general account only) in core profit - interest portion of reserve for policyholder dividends) / policy reserves in general account.
3. *Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.*
4. *Investment yield for six months ended September 30, 2005 is annualized.*
5. *Policy reserves in general accounts are calculated by the following method:*
   (Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*

**Policy reserves represent policy reserves within general accounts except contingency reserve.*

(11) Mortality Rate for Individual Insurance

(‰)

Category	Six months ended September 30, 2004	Six months ended September 30, 2005	Year ended March 31, 2005
Rate based on number of policies	1.93	1.88	4.01
Rate based on policy amount	1.98	2.00	4.14

Notes: 1. Rate of paid policies against earned policies
2. 1‰ (per mille) represents 1/1000.

(12) Reserve for Outstanding Claims

(Millions of Yen)

Category		As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Insurance claims	Death benefits	26,828	26,691	30,297
	Accidental death benefits	651	437	888
	Disability benefits	4,936	5,606	5,541
	Maturity benefits	838	687	1,107
	Others	41	36	46
	Sub total	33,296	33,459	37,881
Annuity payments		87	118	118
Insurance benefits		3,410	3,327	5,627
Surrender payments		3,721	4,992	3,584
Total		40,942	42,292	47,621

(13) Policy Reserve

(Millions of Yen)

Category		As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Policy reserve (excluding contingency reserve)	Individual insurance [General Accounts] [Separate Accounts]	2,584,901 [2,560,449] [24,452]	2,695,053 [2,668,886] [26,167]	2,642,663 [2,618,303] [24,360]
	Individual annuities [General Accounts] [Separate Accounts]	420,517 [419,830] [686]	443,148 [442,386] [761]	434,148 [433,448] [699]
	Group insurance [General Accounts] [Separate Accounts]	10,245 [10,245] -	10,821 [10,821] -	10,483 [10,483] -
	Group Annuity [General Accounts] [Separate Accounts]	2,194,970 [2,080,121] [114,848]	2,043,590 [1,938,743] [104,846]	2,137,914 [2,025,793] [112,121]
	Others [General Accounts] [Separate Accounts]	5,627 [5,627] -	5,502 [5,502] -	5,608 [5,608] -
	Subtotal [General Accounts] [Separate Accounts]	5,216,261 [5,076,274] [139,987]	5,198,114 [5,066,339] [131,775]	5,230,818 [5,093,637] [137,181]
Contingency reserve	Contingency reserve I	44,269	44,492	44,480
	Contingency reserve II	33,036	33,609	33,413
	Contingency reserve III	-	372	-
	Sub total	77,306	78,474	77,893
Total [General Accounts] [Separate Accounts]		5,293,568 [5,153,580] [139,987]	5,276,589 [5,144,814] [131,775]	5,308,712 [5,171,531] [137,181]

(14) Policy Reserve Calculating Methods and Ratios

Category		As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Calculating methods	Policies subject to standard policy reserve method	Standard policy reserve method	Standard policy reserve method	Standard policy reserve method
	Policies not subject to standard policy reserve method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "Amount of the Company's Policy Reserve (excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"		100%	100%	100%

Notes:

1. *Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.*
2. *The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.*

(15) Other Reserves

(Millions of Yen)

Category		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
		Amount	Increase (decrease)	Amount	Increase (decrease)	Amount	Increase (decrease)
Reserve for Possible Loan Losses	General reserve	408	(647)	199	(118)	317	(737)
	Specific reserve	1,775	(889)	1,380	(134)	1,515	(1,149)
	Specific reserves for loans to refinancing countries	-	-	-	-	-	-
Reserve for employees' retirement benefits		65,588	162	66,034	97	65,936	510
Reserve for directors' and corporate auditors' retirement benefits		1,562	31	1,645	(33)	1,679	147
Reserve for losses on sale of loans		-	(64)	-	-	-	(64)
Reserve for price fluctuations		31,629	808	36,045	3,461	32,584	1,763

(16) Insurance Premium

a. Payment Method

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Individual insurance	311,038	316,363	628,955
[Single premiums]	19,642	14,964	43,110
[Annual payment]	77,070	85,312	155,464
[Semi-annual payment]	609	573	1,195
[Monthly payment]	213,715	215,512	429,185
Individual annuities	16,222	15,849	32,259
[Single premiums]	1,554	45	4,140
[Annual payment]	2,107	2,664	5,661
[Semi-annual payment]	75	71	152
[Monthly payment]	12,484	13,066	25,305
Group insurance	21,431	21,498	46,581
Group annuities	83,799	79,848	170,296
Total	433,662	434,681	883,507

b. Year

(Millions of Yen)

Category		Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Individual insurance and annuities	First year	57,449	53,924	122,214
	Second and subsequent year	269,811	278,288	542,001
	Sub total	327,260	332,212	664,215
Group insurance	First year	101	66	176
	Second and subsequent year	21,329	21,432	46,405
	Sub total	21,431	21,498	46,581
Group annuities	First year	288	425	908
	Second and subsequent year	83,510	79,423	169,387
	Sub total	83,799	79,848	170,296
Total	First year	57,882	54,443	123,376
	Second and subsequent year	375,779	380,237	760,130
	Total	433,662	434,681	883,507
	% change	(9.7%)	0.2%	(4.7%)

(17) Insurance Claims

(Millions of Yen)

Category	Six Months Ended Sep. 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended Sep. 30, 2005	Year Ended Mar. 31, 2005
Death benefits	82,213	74,286	20	13,006	-	-	122	87,436	168,360
Accidental death benefits	1,104	1,207	-	165	-	-	10	1,383	1,931
Disability benefits	7,154	5,923	-	644	-	-	-	6,567	13,396
Maturity benefits	68,161	34,348	0	-	40,145	58	-	74,552	103,967
Others	969	-	-	-	908	-	31	940	1,000
Total	159,602	115,765	20	13,816	41,053	58	164	170,879	288,656

(18) Annuity Payments

(Millions of Yen)

Six Months Ended Sep. 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended Sep. 30, 2005	Year Ended Mar. 31, 2005
12,704	48	4,181	50	8,891	55	-	13,227	26,158

(19) Insurance Benefits

(Millions of Yen)

Category	Six Months Ended Sep. 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended Sep. 30, 2005	Year Ended Mar. 31, 2005
Death benefits	674	24	770	1	-	-	-	796	1,375
Hospitalization benefits	6,031	5,623	23	154	-	-	28	5,829	11,848
Operation benefits	2,982	3,052	16	-	-	-	-	3,069	5,922
Injury benefits	95	43	-	52	-	-	-	95	187
Survival benefits	557	482	-	-	-	50	-	532	1,900
Others	85,791	31	507	13	81,798	0	4	82,356	165,388
Total	96,133	9,257	1,316	223	81,798	51	33	92,680	186,623

(20) Surrender Payments

(Millions of Yen)

Six Months Ended Sep. 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended Sep. 30, 2005	Year Ended March 30, 2005
115,555	82,733	7,953	12	7,901	210	-	98,811	215,048

(21) Operating Expenses

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Sales Activity Related Expenses	15,982	15,704	31,514
In-house sales representative expenses	9,419	9,150	18,626
Sales agent expenses	6,237	6,228	12,257
Selection expenses	325	324	630
Sales Administrative Expenses	10,447	10,506	20,255
Administrative / operational expenses	9,738	9,930	18,946
Advertising expenses	709	575	1,309
General Administrative Expenses	29,173	28,866	57,111
Personnel expenses	9,040	9,109	17,782
Expenses for premium collection, computer systems, equipments, offices and others	19,003	18,477	37,071
[Donation / contribution and others]	[37]	[33]	[48]
Contribution to the Policyholder Protection Fund	425	432	851
Contribution to the Policyholder Protection Corporation	705	847	1,406
Total	55,603	55,077	108,881

Notes:

1. *Selection expenses represent mainly expense for medical examinations at the time of contract.*
2. *The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.*
3. *The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.*

(22) Operating Expense Ratio (Against insurance premiums)

Item	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Operating expense ratio	12.8%	12.7%	12.3%

2. Investment in General Account Assets for the Six Months Ended September 30, 2005 (Non-Consolidated)

(1) Six Months Ended September 30, 2005 Investment Performance

As of September 30, 2005, general account assets amounted to ¥5,966.6 billion (¥5,838.9 billion), up ¥127.7 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the interim period ended September 30, 2005, the amount of domestic bonds decreased due mainly to the limitation of new investments. In addition, Daido Life decreased the amount of investments in foreign currency-denominated bonds and increased the outstanding balance in investment trusts and monetary trusts investing in domestic stocks.

At the end of the interim term ended September 30, 2005, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 38.4% (44.0%); domestic stocks, 7.3% (6.2%); foreign securities, 9.1% (9.3%); and loans, 17.8% (17.8%).

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥52.3 billion. Net gains on investment in trading securities amounted to ¥9.5 billion. Gains on sales of securities totaled ¥5.8 billion, while losses on sales of securities totaled ¥0.9 billion. Net gains from monetary trusts amounted to ¥0.9 billion. Net losses from derivatives were ¥10.4 billion and devaluation losses on securities were ¥0.5 billion.

(2) Asset Composition

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	429,165	7.4	363,995	6.1	305,575	5.2
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	127,996	2.2	152,382	2.6	88,996	1.5
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	168,917	2.9	222,697	3.7	214,777	3.7
Securities	3,755,366	64.8	3,955,965	66.3	3,990,036	68.3
Domestic bonds	2,460,944	42.5	2,292,187	38.4	2,567,074	44.0
Domestic bonds	308,537	5.3	435,645	7.3	359,451	6.2
Foreign securities	503,214	8.7	540,287	9.1	543,861	9.3
Foreign bonds	318,952	5.5	247,728	4.2	307,830	5.3
Foreign stocks and other securities	184,262	3.2	292,558	4.9	236,031	4.0
Other securities	482,669	8.3	687,844	11.5	519,648	8.9
Loans	1,081,202	18.7	1,064,562	17.8	1,040,474	17.8
Policy loans	80,397	1.4	81,206	1.4	80,871	1.4
Commercial loans	1,000,804	17.3	983,356	16.5	959,602	16.4
Property and equipment	154,087	2.7	144,105	2.4	146,103	2.5
Deferred tax asset	21,933	0.4	-	-	950	0.0
Other assets	54,769	0.9	64,568	1.1	53,883	0.9
Reserve for possible loan losses	(2,183)	(0.0)	(1,580)	(0.0)	(1,833)	(0.0)
Total assets	5,791,254	100.0	5,966,698	100.0	5,838,964	100.0
Foreign currency denominated assets	294,276	5.1	324,691	5.4	312,347	5.3

(3) Changes in the Amount of Assets by Categories

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Cash and deposits, call loans	74,523	58,420	(49,066)
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	54,998	63,385	15,998
Securities under proprietary accounts	-	-	-
Monetary trusts	(80,002)	7,920	(34,142)
Securities	(66,157)	(34,071)	168,512
Domestic bonds	(29,938)	(274,886)	76,191
Domestic stocks	(30,600)	76,194	20,313
Foreign securities	(111,548)	(3,574)	(70,901)
Foreign bonds	(118,025)	(60,101)	(129,146)
Foreign stocks and other securities	6,476	56,527	58,245
Other securities	105,930	168,195	142,909
Loans	(40,933)	24,088	(81,662)
Policy loans	510	334	985
Commercial loans	(41,444)	23,754	(82,647)
Property and equipment	(2,028)	(1,997)	(10,011)
Deferred tax asset	5,142	(950)	(15,839)
Other assets	(16,150)	10,684	(17,036)
Reserve for possible loan losses	1,537	253	1,887
Total assets	(69,071)	127,733	(21,360)
Foreign currency denominated assets	(137,004)	12,344	(118,933)

(4) **Investment Income**

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Interests, dividends and income from real estate for rent	59,305	52,369	119,382
Interest income from deposits	1,764	2,530	3,791
Interest income and dividends from securities	42,904	36,645	86,982
Interest income from loans	11,480	9,930	22,043
Income from real estate for rent	3,024	3,169	6,324
Other income from interest and dividends	132	93	240
Gain on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	3,929	923	3,199
Gains on investments in trading securities, net	3,750	9,561	4,885
Gains on sale of securities	8,251	5,856	10,189
Gains on sale of domestic bonds	76	155	145
Gains on sale of domestic stocks	1,104	2,366	2,097
Gains on sale of foreign securities	7,071	3,334	7,946
Other	-	-	-
Gains on redemption of securities	-	467	153
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	-	-	-
Other investment income	1,311	1,309	2,636
Total	76,549	70,487	140,447

(5) **Investment Expenses**

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Interest expense	18	11	32
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	6,678	943	8,348
Losses on sale of domestic bonds	1,023	12	1,096
Losses on sale of domestic stocks	1,370	2	1,439
Losses on sale of foreign securities	4,284	928	5,812
Other	-	-	-
Devaluation losses on securities	1,495	512	1,863
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	1,430	434	1,732
Devaluation losses on foreign securities	-	27	23
Other	65	50	107
Amortization of securities	-	-	-
Losses from derivatives, net	8,629	10,420	8,509
Foreign exchange losses, net	2,787	2,323	5,002
Provision for reserve for possible loan losses	-	-	-
Provision of specific reserve	-	-	-
Provision of general reserve	-	-	-
Write-off of loans	3	-	10
Depreciation of real estate for rent	1,394	1,364	2,819
Other investment expenses	2,943	2,994	6,331
Total	23,951	18,571	32,919

(6) **Net Investment Income**

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Net investment income	52,598	51,916	107,527

[Reference] Breakdown of gains / losses from derivatives, net

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Interest-rate-related gains / losses	(18)	(1)	(28)
Currency-related gains / losses	(8,949)	(9,156)	(9,208)
Stock-related gains / losses	1,066	(1,435)	2,206
Bond-related gains / losses	(727)	172	(1,478)
Other gains / losses	-	-	-
Total	(8,629)	(10,420)	(8,509)

(7) Investment Yield and Average Daily Balance by Asset Categories

a. Investment Income by asset categories

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Cash and deposits, call loans	25	34	48
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	10	45	23
Securities under proprietary accounts	-	-	-
Monetary trusts	3,588	765	2,555
Domestic bonds	24,002	21,209	46,530
Domestic stocks	2,206	2,633	6,545
Foreign securities	8,361	10,863	16,880
Loans	11,461	9,936	22,028
Commercial loans	9,515	8,022	18,153
Property and equipment	1,098	1,346	2,138
Total general accounts	52,598	51,916	107,527
Other than stocks	50,391	49,282	100,982
Foreign investments	10,694	11,074	19,407

b. Average daily balance

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Mobths Ended September 30, 2005	Year Ended March 31, 2005
Cash and deposits, call loans	351,679	333,242	392,681
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	53,195	137,944	69,433
Securities under proprietary accounts	-	-	-
Monetary trusts	225,907	179,865	201,124
Domestic bonds	2,443,538	2,370,362	2,444,330
Domestic stocks	223,497	235,535	224,246
Foreign securities	557,070	530,457	533,680
Loans	1,111,551	1,031,263	1,086,225
Commercial loans	1,031,653	950,425	1,005,770
Property and equipment	155,118	145,484	154,169
Total general accounts	5,680,556	5,653,126	5,697,222
Other than stocks	5,457,059	5,417,590	5,472,975
Foreign investments	717,324	677,687	686,509

Notes:

1. Average daily balance represents the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

3. Above figures on derivative transactions are included in each asset category.

(8) Securities

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds	272,668	7.3	209,355	5.3	445,001	11.2
Municipal bonds	1,063,593	28.3	995,035	25.2	1,026,314	25.7
Corporate bonds	1,124,682	29.9	1,087,797	27.5	1,095,758	27.5
Public corporation bonds	528,625	14.1	533,448	13.5	520,523	13.0
Domestic stocks	308,537	8.2	435,645	11.0	359,451	9.0
Foreign securities	503,214	13.4	540,287	13.7	543,861	13.6
Foreign bonds	318,952	8.5	247,728	6.3	307,830	7.7
Foreign stocks and other securities	184,262	4.9	292,558	7.4	236,031	5.9
Other securities	482,669	12.9	687,844	17.4	519,648	13.0
Total	3,755,366	100.0	3,955,965	100.0	3,990,036	100.0
Subordinated debentures	46,555	1.2	27,243	0.7	45,118	1.1

Securities by holding purposes categories

(Millions of Yen)

Category	As of September 30, 2004				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	96,006	176,662	-	272,668
Municipal bonds	-	617,052	446,540	-	1,063,593
Corporate bonds	-	790,431	334,251	-	1,124,682
Public corporation bonds	-	414,208	114,416	-	528,625
Domestic stocks	-	-	304,433	4,104	308,537
Foreign securities	69,663	69,387	364,163	-	503,214
Foreign bonds	-	69,387	249,564	-	318,952
Foreign stocks and other securities	69,663	-	114,599	-	184,262
Other securities	-	-	482,669	-	482,669
Total	69,663	1,572,877	2,108,721	4,104	3,755,366

(Millions of Yen)

Category	As of September 30, 2005				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	77,656	131,699	-	209,355
Municipal bonds	-	565,131	429,903	-	995,035
Corporate bonds	-	669,961	417,835	-	1,087,797
Public corporation bonds	-	378,064	155,383	-	533,448
Domestic stocks	-	-	431,954	3,690	435,645
Foreign securities	113,982	56,195	370,108	-	540,287
Foreign bonds	-	56,195	191,532	-	247,728
Foreign stocks and other securities	113,982	-	178,575	-	292,558
Other securities	-	-	687,844	-	687,844
Total	113,982	1,368,944	2,469,346	3,690	3,955,965

(Millions of Yen)

Category	As of March 31, 2005				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	83,164	361,836	-	445,001
Municipal bonds	-	572,837	453,477	-	1,026,314
Corporate bonds	-	675,332	420,426	-	1,095,758
Public corporation bonds	-	375,366	145,156	-	520,523
Domestic stocks	-	-	355,760	3,690	359,451
Foreign securities	92,598	72,659	378,603	-	543,861
Foreign bonds	-	72,659	235,170	-	307,830
Foreign stocks and other securities	92,598	-	143,432	-	236,031
Other securities	-	-	519,648	-	519,648
Total	92,598	1,403,993	2,489,752	3,690	3,990,036

(9) Securities by Contractual Maturity Dates

(Millions of Yen)

Category	As of September 30, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	104,324	78,172	15,160	36,969	10,756	27,285	272,668
Municipal bonds	176,747	212,439	369,260	196,653	94,294	14,197	1,063,593
Corporate bonds	116,162	179,263	248,803	249,299	82,201	248,951	1,124,682
Domestic stocks						308,537	308,537
Foreign securities	28,132	59,328	90,570	75,841	46,459	202,881	503,214
Foreign bonds	28,062	58,514	85,218	69,063	33,183	44,909	318,952
Foreign stocks and other securities	70	814	5,351	6,777	13,275	157,972	184,262
Other securities	12,697	2,735	1,553	4,756	4,473	456,452	482,669
Total	438,064	531,939	725,349	563,520	238,185	1,258,307	3,755,366

(Millions of Yen)

Category	As of September 30, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	104,021	39,424	8,024	30,056	—	27,828	209,355
Municipal bonds	84,436	253,765	338,283	173,995	130,317	14,235	995,035
Corporate bonds	82,170	222,289	273,009	206,042	55,534	248,752	1,087,797
Domestic stocks						435,645	435,645
Foreign securities	11,918	75,805	79,793	59,484	39,126	274,159	540,287
Foreign bonds	11,918	74,570	71,648	34,458	21,667	33,464	247,728
Foreign stocks and other securities	—	1,234	8,144	25,025	17,458	240,694	292,558
Other securities	—	280	7,627	2,233	7,584	670,118	687,844
Total	282,546	591,565	706,737	471,811	232,562	1,670,740	3,955,965

(Millions of Yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	311,749	56,330	8,724	31,686	8,519	27,990	445,001
Municipal bonds	113,984	236,135	336,092	195,615	130,210	14,275	1,026,314
Corporate bonds	94,115	177,670	282,662	243,055	51,211	247,043	1,095,758
Domestic stocks						359,451	359,451
Foreign securities	16,064	64,185	105,480	66,238	49,527	242,364	543,861
Foreign bonds	16,064	63,052	98,719	52,733	35,060	42,200	307,830
Foreign stocks and other securities	—	1,133	6,760	13,505	14,467	200,164	236,031
Other securities	12,608	286	6,438	1,276	4,166	494,871	519,648
Total	548,523	534,608	739,397	537,874	243,635	1,385,997	3,990,036

**includes securities with maturity dates unfixed.*

(10) Stock Holdings by Industry

(Millions of Yen, %)

Cetegory		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		726	0.2	827	0.2	795	0.2
Mining		14	0.0	14	0.0	14	0.0
Construction		13,051	4.2	17,700	4.1	14,831	4.1
Manufacturing industries							
	Food products	5,605	1.8	7,659	1.8	6,993	1.9
	Textiles and clothing	8,029	2.6	12,506	2.9	9,177	2.6
	Pulp and paper	697	0.2	914	0.2	720	0.2
	Chemicals	24,138	7.8	11,353	2.6	10,689	3.0
	Medicals	36,566	11.9	44,602	10.2	38,995	10.8
	Oil and coal products	-	-	-	-	-	-
	Rubber products	8,054	2.6	9,503	2.2	8,107	2.3
	Glass and stone products	429	0.1	662	0.2	481	0.1
	Steel	1,299	0.4	1,668	0.4	1,747	0.5
	Non-steel metals	-	-	-	-	-	-
	Metal products	363	0.1	525	0.1	404	0.1
	Machinery	25,243	8.2	30,498	7.0	27,441	7.6
	Electric appliances	11,803	3.8	21,987	5.0	22,213	6.2
	Transportation vehicles	932	0.3	910	0.2	1,033	0.3
	Precision machinery	4,532	1.5	5,326	1.2	5,312	1.5
	Others	1,583	0.5	2,029	0.5	2,102	0.6
Electric and gas utilities		15,922	5.2	30,699	7.0	26,471	7.4
Transportation/ information telecommunications							
	Ground transportation	8,039	2.6	9,111	2.1	8,326	2.3
	Water transportation	8	0.0	8	0.0	8	0.0
	Air transportation	-	-	-	-	-	-
	Warehouses/ transportation	152	0.0	219	0.1	175	0.0
	Information/ telecommunications	9,932	3.2	12,833	2.9	11,480	3.2
Commerce							
	Wholesalers	6,204	2.0	7,853	1.8	7,074	2.0
	Retailers	5,033	1.6	5,679	1.3	5,434	1.5
Financial services / insurance							
	Banking	82,096	26.6	143,205	32.9	97,917	27.2
	Securities and commodity futures trading	23,249	7.5	28,971	6.7	25,410	7.1
	Insurance	2,707	0.9	3,881	0.9	3,336	0.9
	Other financial services	6,284	2.0	18,426	4.2	17,752	4.9
Real estate		1,703	0.6	2,398	0.6	1,837	0.5
Service companies		4,129	1.3	3,665	0.8	3,165	0.9
Total		308,537	100.0	435,645	100.0	359,451	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(11) Municipal Bonds by Region

(Millions of Yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Hokkaido	27,254	25,472	27,211
Tohoku	165,038	154,267	159,476
Kanto	198,280	175,308	182,473
Chubu	203,009	174,313	180,091
Kinki	132,846	133,224	143,700
Chugoku	107,442	111,056	115,058
Shikoku	89,819	85,062	80,964
Kyushu	137,423	128,410	130,364
Other (Joint municipal bonds)	2,479	7,918	6,972
Total	1,063,593	995,035	1,026,314

(12) Loans

(Millions of Yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Policy loans	80,397	81,206	80,871
Policyholder loans	78,754	79,571	79,335
Premium loans	1,643	1,634	1,536
Commercial loans	1,000,804	983,356	959,602
Loans to non-residents	(8,577)	(11,135)	(11,394)
Loans to corporations	726,476	708,327	730,302
Loans to domestic corporations	(721,484)	(700,716)	(722,433)
Loans to Japanese government, government-related organizations and international organizations	22,780	74,957	13,333
Loans to Japanese local governments and public entities	3,654	8,193	2,406
Mortgage loans	22,948	17,091	18,183
Consumer loans	163,754	131,653	148,809
Others	61,189	43,133	46,567
Total	1,081,202	1,064,562	1,040,474

(13) Loans to Domestic Companies by Company Size

(Millions of Yen, %)

Category		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
			Percentage		Percentage		Percentage
Large corporations	Number of debtors	145	49.3	142	53.0	140	50.7
	Amount of loans	645,551	89.5	618,697	88.3	634,957	87.9
Medium-sized corporations	Number of debtors	-	-	1	0.4	-	-
	Amount of loans	-	-	38	0.0	-	-
Small corporations	Number of debtors	149	50.7	125	46.6	136	49.3
	Amount of loans	75,932	10.5	81,980	11.7	87,475	12.1
Total	Number of debtors	294	100.0	268	100.0	276	100.0
	Amount of loans	721,484	100.0	700,716	100.0	722,433	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(14) Loans by Industry

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic Loans						
Manufacturing Industries	102,482	10.2	93,921	9.6	95,214	9.9
Food products	6,141	0.6	5,778	0.6	5,941	0.6
Textiles and clothing	5,405	0.5	5,121	0.5	5,258	0.5
Timber and wood products	268	0.0	180	0.0	224	0.0
Pulp and paper	550	0.1	500	0.1	550	0.1
Printing	-	-	-	-	-	-
Chemicals	12,417	1.2	10,747	1.1	12,377	1.3
Oil and coal	2,560	0.3	1,410	0.1	1,610	0.2
Ceramic and stone products	700	0.1	700	0.1	700	0.1
Steel	24,638	2.5	20,304	2.1	20,399	2.1
Non-steel metals	3,000	0.3	3,000	0.3	3,000	0.3
Metal products	555	0.1	13	0.0	408	0.0
Machinery	7,257	0.7	5,635	0.6	7,016	0.7
Electric appliances	26,775	2.7	24,277	2.5	23,775	2.5
Transportation vehicles	-	-	-	-	-	-
Precision machinery	2,712	0.3	6,005	0.6	4,608	0.5
Others	9,502	0.9	10,248	1.0	9,345	1.0
Agriculture	-	-	-	-	-	-
Forestry	-	-	-	-	-	-
Fisheries	-	-	-	-	-	-
Mining	-	-	-	-	-	-
Construction	3,687	0.4	3,515	0.4	4,560	0.5
Utilities	82,498	8.2	77,330	7.9	79,516	8.3
Information and telecommunications	5,474	0.5	8,133	0.8	6,020	0.6
Transportation	45,288	4.5	42,751	4.3	43,463	4.5
Wholesalers	78,386	7.8	73,185	7.4	74,378	7.8
Retailers	10,623	1.1	10,980	1.1	10,973	1.1
Financial services/ insurance	304,363	30.4	281,312	28.6	302,251	31.5
Real estate	58,131	5.8	72,659	7.4	62,468	6.5
Service companies	62,079	6.2	55,792	5.7	63,574	6.6
Local governments	873	0.1	6,710	0.7	774	0.1
Mortgage and consumer and others	237,816	23.8	185,020	18.8	205,009	21.4
Other	521	0.1	60,909	6.2	-	-
Total	992,227	99.1	972,221	98.9	948,207	98.8
Foreign Loans						
Governments, etc.	3,585	0.4	3,525	0.4	3,525	0.4
Financial institutions	2,530	0.3	5,187	0.5	5,427	0.6
Commerce and industry companies	2,461	0.2	2,423	0.2	2,442	0.3
Other	-	-	-	-	-	-
Total	8,577	0.9	11,135	1.1	11,394	1.2
Total	1,000,804	100.0	983,356	100.0	959,602	100.0

(15) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed)

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	182,465	27.4	141,680	19.9	171,083	24.3
Foreign stocks	3,091	0.5	3,850	0.5	3,278	0.5
Non yen-denominated cash, cash equivalents and other assets	108,719	16.3	179,160	25.2	137,985	19.6
Total	294,276	44.2	324,691	45.7	312,347	44.4

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	120,576	18.1	116,530	16.4	115,015	16.4
Total	120,576	18.1	116,530	16.4	115,015	16.4

(c) Denominated in yen

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	8,577	1.3	11,135	1.6	11,394	1.6
Foreign bonds	136,486	20.5	106,047	14.9	136,747	19.5
Foreign stocks	77,140	11.6	122,273	17.2	99,462	14.2
Other	28,837	4.3	29,700	4.2	27,853	4.0
Total	251,042	37.7	269,157	37.9	275,457	39.2

(d) Total

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Total foreign investments	665,895	100.0	710,380	100.0	702,820	100.0

2) Foreign currency denominated assets by currency

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. dollar	153,562	52.2	207,586	63.9	176,980	56.7
Euro	127,174	43.2	105,354	32.4	123,272	39.5
Canadian dollar	5,944	2.0	6,940	2.1	5,372	1.7
British pound	7,594	2.6	4,810	1.5	6,721	2.2
Swiss franc	-	-	-	-	-	-
Australian dollar	-	-	-	-	-	-
Swedish krone	-	-	-	-	-	-
Hong Kong dollar	-	-	-	-	-	-
Singapore dollar	-	-	-	-	-	-
Norwegian krone	-	-	-	-	-	-
Denmark krone	-	-	-	-	-	-
Total	294,276	100.0	324,691	100.0	312,347	100.0

3) Investments by region

(Millions of Yen, %)

Category	As of September 30, 2004							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	102,050	20.3	80,803	25.3	21,246	11.5	-	-
Europe	154,919	30.8	149,259	46.8	5,660	3.1	2,000	23.3
Oceania	5,590	1.1	5,590	1.8	-	-	-	-
Asia	-	-	-	-	-	-	200	2.3
Latin America	237,351	47.2	79,996	25.1	157,355	85.4	2,992	34.9
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	3,303	0.7	3,303	1.0	-	-	3,385	39.5
Total	503,214	100.0	318,952	100.0	184,262	100.0	8,577	100.0

(Millions of Yen, %)

Category	As of September 30, 2005							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	89,070	16.5	63,324	25.6	25,745	8.8	-	-
Europe	143,362	26.5	123,618	49.9	19,744	6.7	5,000	44.9
Oceania	5,568	1.0	5,568	2.2	-	-	-	-
Asia	-	-	-	-	-	-	200	1.8
Latin America	299,012	55.3	51,944	21.0	247,068	84.5	2,610	23.4
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	3,272	0.6	3,272	1.3	-	-	3,325	29.9
Total	540,287	100.0	247,728	100.0	292,558	100.0	11,135	100.0

(Millions of Yen, %)

Category	As of March 31, 2005							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	94,188	17.3	71,380	23.2	22,807	9.7	-	-
Europe	154,047	28.3	144,532	47.0	9,515	4.0	5,000	43.9
Oceania	5,588	1.0	5,588	1.8	-	-	-	-
Asia	-	-	-	-	-	-	200	1.8
Latin America	282,172	51.9	78,464	25.5	203,708	86.3	2,869	25.2
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	7,865	1.4	7,865	2.6	-	-	3,325	29.2
Total	543,861	100.0	307,830	100.0	236,031	100.0	11,394	100.0

(16) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31,2005	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	69,663	(1,127)	113,982	9,496	92,598	(3,840)
Domestic bonds	-	-	-	-	-	-
Domestic stocks	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-
Foreign stocks, etc.	69,663	4,232	113,982	9,496	92,598	1,520
Monetary trusts	-	(5,360)	-	-	-	(5,360)

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of Yen)

Category	As of September 30, 2004				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,572,877	1,620,842	47,964	55,163	7,198
Domestic securities	1,503,490	1,549,352	45,862	53,005	7,142
Foreign securities	69,387	71,490	2,102	2,158	56
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,076,753	2,234,673	157,920	169,455	11,535
Domestic bonds	922,840	957,454	34,613	34,721	107
Domestic stocks	200,764	294,365	93,600	98,045	4,444
Foreign securities	273,611	282,705	9,094	10,280	1,185
Bonds	241,506	249,564	8,058	8,587	529
Stocks, etc.	32,104	33,140	1,035	1,692	656
Other securities	451,576	472,705	21,129	22,344	1,214
Monetary claims purchased	127,996	127,996	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	79,964	79,446	(518)	4,064	4,582
Total	3,649,631	3,855,516	205,884	224,619	18,734
Domestic bonds	2,426,330	2,506,806	80,475	87,726	7,250
Domestic stocks	200,764	294,365	93,600	98,045	4,444
Foreign securities	342,998	354,195	11,196	12,438	1,242
Bonds	310,893	321,054	10,160	10,746	585
Stocks, etc.	32,104	33,140	1,035	1,692	656
Other securities	451,576	472,705	21,129	22,344	1,214
Monetary claims purchased	127,996	127,996	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	79,964	79,446	(518)	4,064	4,582

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 177 million yen as of September 30, 2004.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of September 30, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,104
Available-for-sale securities	99,998
Unlisted domestic stocks (excluding over-the-counter stocks)	10,068
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	29,930
Total	104,102

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value

(Millions of Yen)

Category	As of September 30, 2005				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	1,381,332	1,411,744	30,411	36,363	5,951
Domestic bonds	1,312,749	1,342,097	29,348	35,206	5,858
Foreign bonds	56,195	57,288	1,092	1,156	63
Monetary claims purchased	12,387	12,358	(29)	-	29
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,263,719	2,648,207	384,488	388,110	3,622
Domestic bonds	950,054	979,438	29,384	29,892	508
Domestic stocks	210,041	414,410	204,368	205,601	1,233
Foreign securities	249,355	260,613	11,257	11,790	532
Bonds	182,126	191,532	9,406	9,555	149
Stocks, etc.	67,229	69,080	1,850	2,234	383
Other securities	551,201	670,084	118,882	119,209	326
Monetary claims purchased	139,994	139,994	-	-	-
Certificates of deposit	30,000	30,000	-	-	-
Monetary trusts	133,070	153,666	20,595	21,616	1,020
Total	3,645,052	4,059,952	414,899	424,474	9,574
Domestic bonds	2,262,803	2,321,536	58,732	65,099	6,366
Domestic stocks	210,041	414,410	204,368	205,601	1,233
Foreign securities	305,551	317,901	12,350	12,947	596
Bonds	238,322	248,821	10,499	10,712	213
Stocks, etc.	67,229	69,080	1,850	2,234	383
Other securities	551,201	670,084	118,882	119,209	326
Monetary claims purchased	152,382	152,352	(29)	-	29
Certificates of deposit	30,000	30,000	-	-	-
Monetary trusts	133,070	153,666	20,595	21,616	1,020

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of September 30, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	138,246
Unlisted domestic stocks (excluding over-the-counter stocks)	17,544
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	120,702
Total	141,937

Note:

1. Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value

(Millions of Yen)

Category	As of March 31, 2005				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,403,993	1,451,088	47,094	51,262	4,167
Domestic bonds	1,331,334	1,376,227	44,893	49,058	4,165
Foreign bonds	72,659	74,861	2,201	2,204	2
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,350,784	2,568,344	217,560	224,380	6,820
Domestic bonds	1,195,565	1,235,740	40,174	40,204	30
Domestic stocks	211,180	338,900	127,719	129,870	2,151
Foreign securities	281,223	292,179	10,956	12,347	1,391
Bonds	225,008	235,170	10,161	10,878	716
Stocks, etc.	56,214	57,009	794	1,469	674
Other securities	472,206	505,873	33,666	34,424	758
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489
Total	3,754,777	4,019,432	264,654	275,643	10,988
Domestic bonds	2,526,900	2,611,967	85,067	89,263	4,195
Domestic stocks	211,180	338,900	127,719	129,870	2,151
Foreign securities	353,883	367,041	13,157	14,551	1,394
Bonds	297,668	310,031	12,363	13,082	719
Stocks, etc.	56,214	57,009	794	1,469	674
Other securities	472,206	505,873	33,666	34,424	758
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 204 million yen as of March 31, 2005.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	113,728
Unlisted domestic stocks (excluding over-the-counter stocks)	16,860
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	36,868
Total	117,419

Note: Securities included in jointly operated designated monetary trusts are not included herein.

c. Fair value information consisting of those stated in the previous table-b and foreign exchange and other gains (losses) for table-a.

(Millions of Yen)

Category	As of September 30, 2004				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,572,877	1,620,842	47,964	55,163	7,198
Domestic bonds	1,503,490	1,549,352	45,862	53,005	7,142
Foreign bonds	69,387	71,490	2,102	2,158	56
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	4,104	4,104	-	-	-
Available-for-sale securities	2,176,752	2,336,164	159,411	171,532	12,120
Domestic bonds	922,840	957,454	34,613	34,721	107
Domestic stocks	210,832	304,433	93,600	98,045	4,444
Foreign securities	353,686	364,163	10,477	12,215	1,737
Bonds	241,506	249,564	8,058	8,587	529
Stocks, etc.	112,179	114,599	2,419	3,627	1,208
Other securities	461,431	482,669	21,238	22,485	1,247
Monetary claims purchased	127,996	127,996	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	79,964	79,446	(518)	4,064	4,582
Total	3,753,733	3,961,110	207,376	226,695	19,319
Domestic bonds	2,426,330	2,506,806	80,475	87,726	7,250
Domestic stocks	214,937	308,537	93,600	98,045	4,444
Foreign securities	423,073	435,653	12,579	14,373	1,793
Bonds	310,893	321,054	10,160	10,746	585
Stocks, etc.	112,179	114,599	2,419	3,627	1,208
Other securities	461,431	482,669	21,238	22,485	1,247
Monetary claims purchased	127,996	127,996	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	79,964	79,446	(518)	4,064	4,582

(Millions of Yen)

Category	As of September 30, 2005				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,381,332	1,411,744	30,411	36,363	5,951
Domestic bonds	1,312,749	1,342,097	29,348	35,206	5,858
Foreign bonds	56,195	57,288	1,092	1,156	63
Monetary claims purchased	12,387	12,358	(29)	-	29
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	3,690	3,690	-	-	-
Available-for-sale securities	2,401,966	2,793,008	391,041	394,970	3,929
Domestic bonds	950,054	979,438	29,384	29,892	508
Domestic stocks	227,586	431,954	204,368	205,601	1,233
Foreign securities	353,746	370,108	16,362	17,201	838
Bonds	182,126	191,532	9,406	9,555	149
Stocks, etc.	171,620	178,575	6,955	7,645	689
Other securities	567,513	687,844	120,330	120,658	327
Monetary claims purchased	139,994	139,994	-	-	-
Certificates of deposit	30,000	30,000	-	-	-
Monetary trusts	133,070	153,666	20,595	21,616	1,020
Total	3,786,990	4,208,443	421,453	431,334	9,881
Domestic bonds	2,262,803	2,321,536	58,732	65,099	6,366
Domestic stocks	231,277	435,645	204,368	205,601	1,233
Foreign securities	409,942	427,397	17,455	18,357	902
Bonds	238,322	248,821	10,499	10,712	213
Stocks, etc.	171,620	178,575	6,955	7,645	689
Other securities	567,513	687,844	120,330	120,658	327
Monetary claims purchased	152,382	152,352	(29)	-	29
Certificates of deposit	30,000	30,000	-	-	-
Monetary trusts	133,070	153,666	20,595	21,616	1,020

(Millions of Yen)

Category	As of March 31, 2005				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,403,993	1,451,088	47,094	51,262	4,167
Domestic bonds	1,331,334	1,376,227	44,893	49,058	4,165
Foreign bonds	72,659	74,861	2,201	2,204	2
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	3,690	3,690	-	-	-
Available-for-sale securities	2,464,512	2,685,402	220,890	228,298	7,407
Domestic bonds	1,195,565	1,235,740	40,174	40,204	30
Domestic stocks	228,040	355,760	127,719	129,870	2,151
Foreign securities	364,517	378,603	14,085	15,976	1,890
Bonds	225,008	235,170	10,161	10,878	716
Stocks, etc.	139,508	143,432	3,923	5,098	1,174
Other securities	485,781	519,648	33,867	34,713	845
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489
Total	3,872,197	4,140,182	267,985	279,560	11,575
Domestic bonds	2,526,900	2,611,967	85,067	89,263	4,195
Domestic stocks	231,731	359,451	127,719	129,870	2,151
Foreign securities	437,177	453,464	16,287	18,180	1,893
Bonds	297,668	310,031	12,363	13,082	719
Stocks, etc.	139,508	143,432	3,923	5,098	1,174
Other securities	485,781	519,648	33,867	34,713	845
Monetary claims purchased	88,996	88,996	-	-	-
Certificates of deposit	25,000	25,000	-	-	-
Monetary trusts	76,610	81,653	5,042	7,532	2,489

Note: Securities included in jointly operated designated monetary trusts are not included herein.

3) Fair value information on monetary trusts

(Millions of Yen)

Category	As of September 30, 2004					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	169,408	168,917	168,917	-	-	-

Category	As of September 30, 2005					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	202,101	222,697	222,697	-	-	-

Category	As of March 31, 2005					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	209,734	214,777	214,777	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	-	(5,360)	-	-
Investment type focused on stocks	-	(5,360)	-	-

Category	As of March 31, 2005	
	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	-	(5,360)
Investment type focused on stocks	-	(5,360)

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of Yen)

Category	As of September 30, 2004					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	169,408	168,917	168,917	(491)	4,096	4,587
Investment type focused on bonds	10,936	11,080	11,080	144	181	36
Investment type focused on stocks	70,156	69,492	69,492	(663)	3,881	4,545
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	3,016	3,044	3,044	27	33	5
Investment type focused on collateral short-term money trust	50,000	50,000	50,000	-	-	-
Jointly operated and designated monetary trusts	35,300	35,300	35,300	-	-	-
Total	169,408	168,917	168,917	(491)	4,096	4,587

(Millions of Yen)

Category	As of September 30, 2005					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	202,101	222,697	222,697	20,595	21,616	1,020
Investment type focused on bonds	91,135	91,206	91,206	70	123	52
Investment type focused on stocks	61,666	82,191	82,191	20,525	21,493	967
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly operated and designated monetary trusts	49,300	49,300	49,300	-	-	-
Total	202,101	222,697	222,697	20,595	21,616	1,020

(Millions of Yen)

Category	As of March 31, 2005					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	209,734	214,777	214,777	5,042	7,532	2,489
Investment type focused on bonds	11,026	11,247	11,247	220	230	9
Investment type focused on stocks	67,008	71,829	71,829	4,821	7,302	2,480
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	80,000	80,000	80,000	-	-	-
Jointly operated and designated monetary trusts	51,700	51,700	51,700	-	-	-
Total	209,734	214,777	214,777	5,042	7,532	2,489

Notes:

1. Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

2. Net unrealized gains(losses) above includes each of the gains/ losses on derivative transactions classified as monetary trusts at the end of each fiscal year. These gains/ losses on derivative transactions are recorded in the income statements.

c. Fair value information for securities within monetary trusts in the previous table-a and b.

Monetary trusts within trading securities (Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005	
	Carrying value	Net valuation gains (losses)	Carrying value	Net valuation gains (losses)
Trading securities	-	(5,360)	-	-
Stocks	-	(5,360)	-	-

Category	As of March 31, 2005	
	Carrying value	Net valuation gains (losses)
Trading securities	-	(5,360)
Stocks	-	(5,360)

Monetary trusts within held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of September 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	79,964	79,446	(518)	4,064	4,582
Domestic bonds	10,833	10,977	144	181	36
Domestic stocks	68,133	67,437	(695)	3,849	4,545
Other securities	737	750	13	13	-
Foreign bonds	260	280	20	20	-
Foreign securities	-	-	-	-	-
Total	79,964	79,446	(518)	4,064	4,582

Category	As of September 30, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	133,070	153,666	20,595	21,616	1,020
Domestic bonds	72,707	72,778	70	123	52
Domestic stocks	60,363	80,888	20,525	21,493	967
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	-	-	-	-	-
Total	133,070	153,666	20,595	21,616	1,020

Category	As of March 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	76,610	81,653	5,042	7,532	2,489
Domestic bonds	10,829	11,050	220	230	9
Domestic stocks	65,781	70,602	4,821	7,302	2,480
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	-	-	-	-	-
Total	76,610	81,653	5,042	7,532	2,489

Note: Securities in jointly operated and designated monetary trusts are not included.

4) Fair value information on real estate (Millions of Yen)

Category	As of September 30, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	87,693	75,164	(12,529)	23,143	35,672
Leasehold	913	611	(301)	304	606
Total	88,606	75,775	(12,830)	23,447	36,278

Category	As of September 30, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	82,291	72,298	(9,992)	22,444	32,436
Leasehold	913	525	(387)	233	620
Total	83,204	72,824	(10,379)	22,677	33,057

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	82,737	72,458	(10,278)	22,505	32,784
Leasehold	913	589	(323)	291	614
Total	83,650	73,048	(10,601)	22,797	33,399

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

5) Fair value information on derivative transactions

a) Gains (losses) on derivatives with and without hedge accounting

As of September 30, 2004 (Millions of Yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	(48)	(1,999)	-	-	-	(2,048)
Hedge accounting not applied	(207)	(1,981)	(556)	(513)	-	(3,258)
Total	(255)	(3,981)	(556)	(513)	-	(5,307)

As of September 30, 2005

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	(329)	(2,188)	-	-	-	(2,518)
Hedge accounting not applied	(94)	(3,237)	-	435	-	(2,898)
Total	(423)	(5,426)	-	435	-	(5,416)

As of March 31, 2005

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	(1,420)	(3,669)	-	-	-	(5,090)
Hedge accounting not applied	(155)	(2,676)	148	(467)	-	(3,150)
Total	(1,575)	(6,345)	148	(467)	-	(8,240)

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of September 30, 2004: a loss of 1,999 million yen; as of September 30, 2005: a loss of 2,188 million yen; as of March 31, 2005: a loss of 3,669 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

b) Interest-related transactions (Millions of Yen)

Type	As of September 30, 2004				As of September 30, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	144,982	142,382	(255)	(255)	142,382	139,782	(423)	(423)
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				(255)				(423)

Type	As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions				
Interest rate swaps:				
Receipts fixed, payments floating	-	-	-	-
Receipts floating, payments fixed	144,982	142,382	(1,575)	(1,575)
Receipts floating, payments floating	-	-	-	-
Others:				
Sold	-	-	-	-
Bought	-	-	-	-
Total				(1,575)

***Interest rate swaps by contractual maturity dates**

(Millions of Yen, %)

Category		As of September 30, 2004				As of September 30, 2005			
		Total	1 year or shorter	1 year to 3 years	Over 3 years	Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating:									
	Notional amount	-	-	-	-	-	-	-	-
	Average fixed rate (receipt)	-	-	-	-	-	-	-	-
	Average fixed rate (payment)	-	-	-	-	-	-	-	-
Receipts floating, payments fixed:									
	Notional amount	144,982	2,600	4,000	138,382	142,382	2,600	1,400	138,382
	Average fixed rate (receipt) (%)	0.06	0.07	0.07	0.06	0.07	0.07	0.07	0.07
	Average fixed rate (payment) (%)	0.94	1.97	1.97	0.89	0.92	1.97	1.97	0.89

Category		As of March 31, 2005			
		Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating:					
	Notional amount	-	-	-	-
	Average fixed rate (receipt)	-	-	-	-
	Average fixed rate (payment)	-	-	-	-
Receipts floating, payments fixed:					
	Notional amount	144,982	2,600	4,000	138,382
	Average fixed rate (receipt) (%)	0.07	0.07	0.07	0.06
	Average fixed rate (payment) (%)	0.94	1.97	1.97	0.89

c) Currency-related transactions

(Millions of Yen)

Category	As of September 30, 2004				As of September 30, 2005			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	224,457	-	228,438	(3,980)	214,028	-	219,454	(5,426)
U.S. dollar	126,495	-	127,830	(1,334)	130,737	-	134,056	(3,319)
Euro	90,205	-	92,666	(2,461)	75,078	-	76,819	(1,741)
Canadian dollar	2,052	-	2,185	(133)	4,363	-	4,700	(337)
British pound	5,703	-	5,754	(51)	3,849	-	3,877	(28)
Bought:	297	-	296	(0)	616	-	617	0
U.S. dollar	209	-	208	(0)	203	-	203	0
Euro	87	-	88	0	413	-	413	(0)
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				(3,981)				(5,426)

Category	As of March 31, 2005			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year		
Over-the-counter transactions				
Foreign exchange contracts:				
Sold:	234,265	-	240,611	(6,346)
U.S. dollar	140,444	-	144,339	(3,895)
Euro	88,000	-	90,307	(2,307)
Canadian dollar	2,064	-	2,155	(90)
British pound	3,755	-	3,808	(53)
Bought:	140	-	140	0
U.S. dollar	140	-	140	0
Euro	-	-	-	-
Canadian dollar	-	-	-	-
British pound	-	-	-	-
Total				(6,345)

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

d) Stock-related transactions

(Millions of Yen)

Category	As of September 30, 2004				As of September 30, 2005			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Exchange-traded transactions								
Stock index futures:								
Sold	-	-	-	-	-	-	-	-
Bought	17,050	-	16,493	(556)	-	-	-	-
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(556)				-

Category	As of March 31, 2005			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year		
Exchange-traded transactions				
Stock index futures:				
Sold	-	-	-	-
Bought	29,977	-	30,126	148
Stock options:				
Sold				
Call	-	-	-	-
Put	-	-	-	-
Bought				
Call	-	-	-	-
Put	-	-	-	-
Total				148

e) Bond-related transactions

(Millions of Yen)

Category	As of September 30, 2004				As of Septemeber 30, 2005			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Exchange-traded transactions								
Bond futures contracts:								
Sold	37,566	-	38,079	(513)	30,993	-	30,558	435
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(513)				435

Category	As of March 31, 2005			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year		
Exchange-traded transactions				
Bond futures contracts:				
Sold	34,385	-	34,852	(467)
Bought	-	-	-	-
Bond futures options:				
Sold				
Call	-	-	-	-
Put	-	-	-	-
Bought				
Call	-	-	-	-
Put	-	-	-	-
Total				(467)

f) Others

The Company held no other derivative instruments as of September 30, 2004, September 30, 2005, and March 31, 2005

3. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of Separate Account Assets

(Millions of Yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Individual variable insurance	24,528	26,530	24,361
Individual variable annuities	14,639	16,228	15,056
Group annuities	114,980	104,952	112,121
Total	154,148	147,711	151,538

(2) Status of Individual Variable Insurance (Separate accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term life)	392	1,397	359	1,286	373	1,339
Variable insurance (whole life)	9,641	76,564	9,256	73,111	9,403	74,483
Total	10,033	77,961	9,615	74,398	9,776	75,822

b. Asset composition

(Millions of Yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	0	0.0	0	0.0	1,056	4.3
Securities	22,771	92.8	24,044	90.6	22,617	92.8
Domestic bonds	6,815	27.8	7,104	26.8	6,362	26.1
Domestic stocks	9,906	40.4	11,171	42.1	10,567	43.4
Foreign securities	6,050	24.7	5,767	21.7	5,687	23.3
Foreign bonds	2,749	11.2	2,209	8.3	2,765	11.4
Foreign stocks and other securities	3,300	13.5	3,558	13.4	2,922	12.0
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	1,756	7.2	2,485	9.4	687	2.8
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	24,528	100.0	26,530	100.0	24,361	100.0

c. Net investment income

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Interests, dividends and income from real estate for rent	233	197	419
Gains on sale of securities	401	734	816
Gains on redemption of securities	-	-	-
Valuation gains on securities	-	2,223	61
Foreign exchange gains, net	-	-	-
Gains from derivatives, net	-	-	-
Other investment income	1	0	5
Losses on sale of securities	265	497	520
Amortization of securities	-	-	-
Devaluation losses on securities	540	-	-
Foreign exchange losses, net	0	3	1
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment income	(169)	2,654	779

Note: Above net investment income are stated on the statements of operations as an item of the gains (losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities (Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	22,771	(540)	24,044	2,223
Domestic bonds	6,815	38	7,104	(68)
Domestic stocks	9,906	(833)	11,171	2,019
Foreign bonds	2,749	116	2,209	(11)
Foreign stocks and other securities	3,300	136	3,558	284
Monetary trusts	-	-	-	-

Category	As of March 31, 2005	
	Current fair value and carrying value	Valuation gains (losses)
Trading securities	22,617	61
Domestic bonds	6,362	136
Domestic stocks	10,567	(437)
Foreign bonds	2,765	118
Foreign stocks and other securities	2,922	243
Monetary trusts	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2004 and 2005 as well as March 31, 2005.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2004 and 2005 as well as March 31, 2005.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2004 and 2005 as well as March 31, 2005.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2004 and 2005 as well as March 31, 2005.

(e) Others

The Company held no other derivative instruments as of September 30, 2004 and 2005 as well as March 31, 2005.

(3) Status of Individual Variable Annuities (Separate accounts)

a. Total number of policies and total policy amount in force (Number, Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005	
	Number	Amount	Number	Amount
Variable annuities (variable investment type)	223	1,052	198	880
Variable annuities (guaranteed investment type)	178	546	174	538
Total	401	1,599	372	1,418

Category	As of March 31, 2005	
	Number	Amount
Variable annuities (variable investment type)	207	939
Variable annuities (guaranteed investment type)	177	543
Total	384	1,482

b. Asset composition

(Millions of Yen, %)

Category	As of September 30, 2004					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1	0.0	0	0.0	1	0.0
Securities	4,438	89.1	4,013	90.8	4,864	92.9
Domestic bonds	3,189	64.0	876	19.8	2,604	49.7
Domestic stocks	712	14.3	2,115	47.8	1,484	28.4
Foreign securities	537	10.8	1,022	23.1	775	14.8
Foreign bonds	269	5.4	405	9.2	532	10.2
Foreign stocks and other securities	268	5.4	617	14.0	242	4.6
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	540	10.8	407	9.2	370	7.1
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	4,980	100.0	4,422	100.0	5,236	100.0

Category	As of September 30, 2005					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	0	0.0	0	0.0	1	0.0
Securities	4,657	88.6	4,867	93.3	5,383	93.6
Domestic bonds	3,387	64.4	1,064	20.4	2,860	49.7
Domestic stocks	750	14.3	2,667	51.2	1,794	31.2
Foreign securities	519	9.9	1,135	21.8	728	12.7
Foreign bonds	202	3.9	335	6.4	385	6.7
Foreign stocks and other securities	317	6.0	799	15.3	342	5.9
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	600	11.4	347	6.7	369	6.4
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,259	100.0	5,215	100.0	5,754	100.0

Category	As of March 31, 2005					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	527	10.4	352	7.7	369	6.9
Securities	4,532	89.2	4,224	91.8	4,977	92.6
Domestic bonds	3,215	63.3	877	19.1	2,609	48.6
Domestic stocks	812	16.0	2,292	49.8	1,577	29.4
Foreign securities	505	9.9	1,055	22.9	790	14.7
Foreign bonds	276	5.4	412	9.0	538	10.0
Foreign stocks and other securities	228	4.5	642	14.0	251	4.7
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	20	0.4	24	0.5	26	0.5
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,079	100.0	4,602	100.0	5,373	100.0

c. Net investment income

(Millions of Yen)

Category	Six Months Ended September 30, 2004			Six Months Ended September 30, 2005		
	Variable investment type		Guaranteed investment type	Variable investment type		Guaranteed investment type
	Emphasis on stable return	Emphasis on high return		Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	45	36	48	39	38	44
Gains on sale of securities	33	79	58	68	108	98
Gains on redemption of securities	-	-	-	-	-	-
Valuation gains on securities	-	-	-	108	520	298
Foreign exchange gains, net	0	0	0	-	-	-
Gains from derivatives, net	-	-	-	-	-	-
Other investment income	0	0	0	0	0	0
Losses on sale of securities	43	46	50	32	55	42
Amortization of securities	-	-	-	-	-	-
Devaluation losses on securities	24	127	78	-	-	-
Foreign exchange losses, net	-	-	-	0	0	0
Losses from derivatives, net	-	-	-	-	-	-
Other investment expenses	0	0	0	0	0	0
Net investment income (loss)	11	(58)	(21)	184	610	397

Category	Year Ended March 31, 2005		
	Variable investment type		Guaranteed investment type
	Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	90	76	96
Gains on sale of securities	62	150	109
Gains on redemption of securities	-	-	-
Valuation gains on securities	46	-	12
Foreign exchange gains, net	-	-	0
Gains from derivatives, net	-	-	-
Other investment income	0	0	0
Losses on sale of securities	75	85	84
Amortization of securities	-	-	-
Devaluation losses on securities	-	6	-
Foreign exchange losses, net	0	0	-
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment income (loss)	124	135	134

Note: Above net investment income (loss) are stated on the statements of operations as an item of the gains (losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities

Individual variable annuities (Variable investment type / Emphasis on stable return) (Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	4,438	(24)	4,657	108	4,532	46
Domestic bonds	3,189	15	3,387	(38)	3,215	42
Domestic stocks	712	(63)	750	124	812	(30)
Foreign bonds	269	11	202	(0)	276	10
Foreign stocks, etc.	268	11	317	22	228	24
Monetary trusts	-	-	-	-	-	-

Individual variable annuities (Variable investment type / Emphasis on high return) (Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	4,013	(127)	4,867	520	4,224	(6)
Domestic bonds	876	6	1,064	(12)	877	13
Domestic stocks	2,115	(181)	2,667	474	2,292	(98)
Foreign bonds	405	21	335	(5)	412	23
Foreign stocks, etc.	617	26	799	63	642	54
Monetary trusts	-	-	-	-	-	-

Individual variable annuities (Guaranteed investment type) (Millions of Yen)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	4,864	(78)	5,383	298	4,977	12
Domestic bonds	2,604	10	2,860	(31)	2,609	31
Domestic stocks	1,484	(124)	1,794	311	1,577	(68)
Foreign bonds	532	25	385	(4)	538	29
Foreign stocks, etc.	242	10	342	22	251	20
Monetary trusts	-	-	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2004 and 2005 as well as March 31, 2005.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2004 and 2005 as well as March 31, 2005.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2004 and 2005 as well as March 31, 2005.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2004 and 2005 as well as March 31, 2005.

(e) Others

The Company held no other derivative instruments as of September 30, 2004 and 2005 as well as March 31, 2005.

4. Reconciliation to Core Profit and Ordinary Profit

a. Reconciliation to core profit

(Millions of yen)

	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Core Revenues	541,717	542,663	1,042,252
Income from insurance premiums	434,401	435,365	884,804
Insurance premiums	433,662	434,681	883,507
Ceded reinsurance recoveries	738	684	1,296
Investment income	60,833	67,023	128,410
Interest, dividends and income from real estate for rent	59,305	52,369	119,382
Gains on redemption of securities	-	467	153
Other investment income	1,311	1,309	2,636
Gains on separate accounts, net	215	12,877	6,237
Other ordinary income	46,482	40,274	29,037
Income related to withheld insurance claims and other payments for future annuity payments	73	199	563
Income due to withheld insurance payments	1,121	1,376	2,410
Reversal of reserve for outstanding claims	4,990	5,329	-
Reversal of reserve for employees' retirement benefits	39,906	32,703	25,349
Reversal of reserve for directors' and corporate auditors' retirement benefits	-	-	-
Other ordinary income	390	665	714
Other core revenues	-	-	-
Core Expenses	489,751	498,978	939,520
Insurance claims and other payments	422,516	432,693	805,080
Insurance claims	159,602	170,879	288,656
Annuity payments	12,704	13,227	26,158
Insurance benefits	96,133	92,680	186,623
Surrender payments	115,555	98,811	215,048
Other payments	37,874	56,583	87,237
Reinsurance payments	646	510	1,356
Provision for policy and other reserves	480	460	2,633
Investment expenses	4,356	4,370	9,184
Interest expense	18	11	32
Losses on redemption of securities	-	-	-
Provision for reserve for possible loan losses	-	-	-
Depreciation of real estate for rent	1,394	1,364	2,819
Other investment expenses	2,943	2,994	6,331
Losses on separate accounts, net	-	-	-
Operating expenses	55,603	55,077	108,881
Other ordinary expenses	6,794	6,376	13,740
Payments related to withheld insurance claims	1,124	794	2,169
Taxes	3,334	3,298	6,696
Depreciation	1,992	2,015	4,057
Provision for reserve for employees' retirement benefits	162	97	510
Other ordinary expenses	181	170	307
Other core expenses	-	-	-
Core Profit	51,965	43,684	102,731

b. Reconciliation to Non-consolidated Ordinary Profit

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Fiscal Year Ended March 31, 2005
Core profit (A)	51,965	43,684	102,731
Capital gains	15,932	16,341	18,274
Gains from monetary trusts, net	3,929	923	3,199
Gains on investments in trading securities, net	3,750	9,561	4,885
Gains on sale of securities	8,251	5,856	10,189
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	-	-	-
Others	-	-	-
Capital losses	19,590	14,200	23,724
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	6,678	943	8,348
Devaluation losses on securities	1,495	512	1,863
Losses from derivatives, net	8,629	10,420	8,509
Foreign exchange losses, net	2,787	2,323	5,002
Others	-	-	-
Total capital gains/losses (B)	(3,658)	2,140	(5,449)
Core profit reflecting capital gains / losses (A+B)	48,306	45,825	97,281
Other one-time gains	(848)	(580)	(1,436)
Ceding reinsurance recoveries	-	-	-
Reversal of contingency reserve	(848)	(580)	(1,436)
Others	-	-	-
Other one-time losses	3	-	10
Reinsurance premiums	-	-	-
Provision for contingency reserve	-	-	-
Provision for specific reserve for possible loan losses	-	-	-
Provision for specific reserves for loans to refinancing countries	-	-	-
Write-off of loans	3	-	10
Others	-	-	-
Other one-time gains/losses (C)	(852)	(580)	(1,447)
Ordinary profit (A+B+C)	47,454	45,244	95,834

5. Disclosed Claims Based on Insurance Business Law Standard

(Non-Consolidated) (Millions of Yen, %)

Category	As of Septemebr 30, 2004	As of September 30, 2005	As of March 31, 2005
Claims against bankrupt and quasi-bankrupt obligors	423	129	114
Claims with collection risk	2,637	2,116	2,236
Claims for special attention	827	368	384
Sub-total	3,888	2,614	2,735
[% of Total]	(0.35)	(0.24)	(0.26)
Claims against normal obligors	1,106,221	1,072,324	1,053,247
Total	1,110,110	1,074,938	1,055,983

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Non-Consolidated) (Millions of Yen, %)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Loans to bankrupt companies	92	105	83
Past due loans	2,966	2,140	2,267
Loans over due for three months or more	-	-	-
Restructured loans	827	368	384
Total: a	3,886	2,614	2,734
[% of total loans]	(0.36)	(0.25)	(0.26)
Specific reserve for possible loan losses: b	1,775	1,380	1,515
General reserve for possible loan losses: c	408	199	317
Amount covered by collateral and guarantees: d	1,955	942	943
Sub-total =a-b-c-d	(252)	91	(42)
Coverage ratio A = (b+c) / a	56.2	60.4	67.0
Coverage ratio B = (b+c+d) / a	106.5	96.5	101.5

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of September 30, 2004, September 30, 2005, and March 31, 2005 amounted to 122 million yen, 125 million yen, and 125 million yen respectively. Past due loans also decreased due to write-offs in the amounts of 410 million yen, 440 million, and 453 million yen as of September 30, 2004, September 30, 2005 and March 31, 2005, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
General reserve for possible loan losses	408	199	317
Specific reserve for possible loan losses	1,775	1,380	1,515
Specific reserve for loans to refinancing countries	-	-	-
Total	2,183	1,580	1,833

(2) Specific Reserve for Possible Loan Losses

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Transfer	1,775	1,380	1,515
Reversal	2,650	1,515	2,548
Net transfer	(874)	(134)	(1,033)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of September 30, 2004, September 30, 2005 and March 31, 2005.

b. Loan outstanding by country

The Company held no loan outstanding by country as of September 30, 2004, September 30, 2005 and March 31, 2005.

(4) Write-off of Loans

(Millions of Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Write-off of loans	3	-	10

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Daido Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment of loans as of September 30, 2005, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of Yen)

Classifications	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	1,085,557	1,087,180	1,068,054	1,069,290	1,042,268	1,043,616
Class II	22,804	22,804	5,389	5,389	12,103	12,103
Class III	1,749	125	1,495	258	1,611	262
Class IV	5	-	-	-	21	-
Total exposures	1,110,115	1,110,110	1,074,938	1,074,938	1,056,005	1,055,983

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

7. Solvency Margin Ratio (Non-Consolidated)

(Millions of Yen, %)

Items		As of Sep. 30, 2004	As of Sep. 30, 2005	As of March 31, 2005
Total solvency margin (A)		580,069	838,434	653,148
	Equity (less certain items)	157,384	182,057	166,531
	Reserve for price fluctuations	31,629	36,045	32,584
	Contingency reserve	77,306	78,474	77,893
	Reserve for possible loan losses	408	199	317
	Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	143,470	351,937	198,801
	Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(12,830)	(10,379)	(10,601)
	Excess of amount of policy surrender payment	115,869	123,514	117,440
	Unallotted portion of reserve for policyholder dividends	7,545	7,474	7,474
	Future profits	15,658	13,280	15,155
	Deferred tax assets	43,626	55,830	47,550
	Subordinated debt	-	-	-
	Deductible items	-	-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$ (B)		117,265	149,622	125,949
	Insurance risk R_1	34,572	34,232	34,556
	Assumed investment yield risk R_2	21,426	20,888	21,184
	Investment risk R_3	87,616	120,420	96,756
	Business risk R_4	2,872	3,525	3,049
	Minimum guaranty risk R_7	-	721	-
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		989.3%	1,120.7%	1,037.2%

Notes:

1. *The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.*
2. *Equity represents equity on the balance sheet less each of the followings:*
   a) *As of September.30, 2004 and 2005: net unrealized gains on securities, deferred gain on sale of real estate and appropriation paid in cash.*
   b) *As of March.31, 2005: net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.*
3. *Net unrealized gains (losses) on real estates are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price.*

8. Adjusted Net Assets (Non-Consolidated)

(Millions of Yen)

Items	As of Sep. 30, 2004	As of Sep. 30, 2005	As of March 31, 2005
Adjusted net assets	597,261	844,579	669,601

Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

November 17, 2005
Daido Life Insurance Company

Supplementary Data for the Six Months Ended September 30, 2005
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Six Months Ended September 30, 2005	% Change from Fiscal Year Ended Mar. 31, 2005	% Change from Six Months Ended Sept. 30, 2004	Fiscal Year Ended March 31, 2005	Six Months Ended September 30, 2004
New Policy Amount	(MY)	2,145,706	-	(4.0%)	4,354,238	2,234,285
Policy Amount in Force	(MY)	39,781,091	0.2%	0.8%	39,694,223	39,454,137
Surrender and Lapse Amount	(MY)	1,575,227	-	(1.2%)	3,026,570	1,593,580
Surrender and Lapse Rate	(%)	3.97	-	(0.09points)	7.70	4.06
Income from Insurance Premiums	(MY)	435,365	-	0.2%	884,804	434,401
Individual Insurance and Annuities	(MY)	332,212	-	1.5%	664,215	327,260
Group Insurance and Annuities	(MY)	101,347	-	(3.7%)	216,877	105,230
Annualized Premiums of New Policies	(MY)	41,606	-	4.5%	82,003	39,816
3rd Sector Products	(MY)	2,008	-	6.4%	3,789	1,887
Annualized Premiums of Total Policies	(MY)	678,589	1.2%	2.9%	670,827	659,731
3rd Sector Products	(MY)	61,100	(1.0%)	(2.0%)	61,696	62,335

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. Surrender and lapse rates for the six months ended September 30, 2005 and 2004 are not annualized.
4. Annualized premiums include individual insurance and annuities.

(2) Assets

		As of September 30, 2005	% Change from Mar. 31, 2005	% Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
Total Assets	(MY)	6,106,722	2.1%	2.8%	5,983,742	5,938,831
Adjusted Net Asset	(MY)	844,579	26.1%	41.4%	669,601	597,261
Adjusted Net Asset/ General Account Assets	(%)	14.2	2.7points	3.9points	11.5	10.3
Solvency Margin Ratio	(%)	1,120.7	83.5points	131.4points	1,037.2	989.3

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread

		Six Months Ended September 30, 2005	% Change from Fiscal Year Ended Mar. 31, 2005	% Change from Six Months Ended Sept. 30, 2004	Fiscal Year Ended March 31, 2005	Six Months Ended September 30, 2004
Core Profit	(MY)	43,684	-	(15.9%)	102,731	51,965

		Fiscal Year Ending March 31, 2006 (Forecast)	Fiscal Year Ended March 31, 2005
Negative Spread	(MY)	37,000	19,479

(4) Policy and Other Reserves

		As of September 30, 2005	Change from Mar. 31, 2005	Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
Policy Reserve (Note: 1)	(MY)	5,198,114	(32,703)	(18,146)	5,230,818	5,216,261
General Account	(MY)	5,066,339	(27,297)	(9,934)	5,093,637	5,076,274
Separate Account	(MY)	131,775	(5,406)	(8,212)	137,181	139,987
Reserve for Price Fluctuations	(MY)	36,045	3,461	4,416	32,584	31,629
Contingency Reserve	(MY)	78,474	580	1,168	77,893	77,306
Contingency Reserve 1	(MY)	44,492	12	223	44,480	44,269
Contingency Reserve 2	(MY)	33,609	195	572	33,413	33,036
Contingency Reserve 3	(MY)	372	-	-	-	-
Contingency Reserve Fund	(MY)	-	-	-	-	-
Price Fluctuation Reserve Fund	(MY)	-	-	-	-	-
Appropriated Retained Earnings for General Purpose (Note: 2)	(MY)	73,000	-	19,000	73,000	54,000

Notes:
1. The amount of policy reserve excludes the amount of contingency reserve.
2. Appropriated retained earnings for general purposes as of March 31, 2005 is total amount after the appropriation of profit.

(5) Unrealized Gains/ Losses

		As of September 30, 2005	Change from Mar. 31, 2005	Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
Securities	(MY)	414,899	150,245	209,015	264,654	205,884
Domestic Stocks	(MY)	204,368	76,648	110,767	127,719	93,600
Domestic Bonds	(MY)	58,732	(26,334)	(21,742)	85,067	80,475
Foreign Securities	(MY)	12,350	(807)	1,153	13,157	11,196
Other Securities	(MY)	118,882	85,215	97,752	33,666	21,129
Real Estate (domestic land and lease)	(MY)	(10,379)	222	2,451	(10,601)	(12,830)

Notes:
1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.
2. Unrealized gains / losses on real estate are mainly calculated based on the appraisal price. As for less important property, posted price is used.

(6) Impairment of Fixed Assets

		Six Months Ended September 30, 2005	% Change from Fiscal Year Ended Mar. 31, 2005	% Change from Six Months Ended Sept. 30, 2004	Fiscal Year Ended March 31, 2005	Six Months Ended September 30, 2004
Impairment Loss	(MY)	270	-	-	-	-

(7) Investment for the Six Months Ended September 30, 2005

		Net Increase (decrease)	Second Half Year Ending March 31, 2006 (Planned)
Domestic Stocks	(MY)	(37,132)	Continue to increase net exposure to alternative investments. In case of decline in market prices, possible increase domestic stocks, foreign stocks, and net exposure to foreign currency. Basically maintain current asset composition for others. Possible change according to the prospect of the market.
[Net exposure to domestic stocks including stocks held in investment trusts]	(MY)	90,220	
Domestic Bonds	(MY)	(259,158)	
Foreign Stocks	(MY)	44,337	
Foreign Bonds	(MY)	(62,927)	
Other Securities	(MY)	79,535	
Real Estate	(MY)	765	

Note: Net increase (decrease) indicates net of the total executed amount including stock futures contracts and bond futures contracts. As for monetary trusts the amount is the net cash inflow (outflow) due to newly setup or cancellation.

(8) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of September 30, 2005

		As of September 30, 2005		
NIKKEI Average	(yen)		approx.	6,900
TOPIX	(point)		approx.	720
Yen-Denominated Bonds	(%)	Parallel-shift case	approx.	2.0
	(%)	Steepening case	approx.	2.3
Foreign Securities	(yen)		approx.	104

Notes:

1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (September 30, 2005: 1.48%).

2. These figures are calculated based on asset holdings as of September 30, 2005 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of September 30, 2005 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.

4. The indice of Foreign Securities is calculated based on a U.S. dollar/yen rate basis (September 30, 2005: 113.22 yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(9) Performance Forecasts for the Fiscal Year Ending March 31, 2006

		Fiscal Year Ending March 31, 2006
Income from Insurance Premiums	(BY)	860
Core Profit	(BY)	86
Policy Amount in Force	(BY)	39,970

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(10) Cross Holdings with Domestic Banks as of September 30, 2005

a. Contributions from Domestic Banks

		As of September 30, 2005
Funds	(MY)	None
Subordinated Loans and Debentures	(MY)	None

b. Contributions to Domestic Banks

		As of September 30, 2005
Bank Stocks Held	(MY)	143,205
Preferred Securities issued by Foreign Subsidiaries	(MY)	89,762
Subordinated Loans and Debentures	(MY)	170,742

Note: Preferred stocks issued by foreign subsidiaries is included in the preferred securities issued by foreign subsidiaries from the term under review.

(11) Number of Employees

		As of September 30, 2005	% Change from Mar. 31, 2005	% Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
In-house Sales Representatives	(number)	4,798	(1.8%)	(4.5%)	4,888	5,022
Sales Agents	(number)	13,820	3.0%	3.1%	13,415	13,410
Administrative personnel	(number)	3,197	2.1%	0.4%	3,132	3,183

(12) OTC Sales thorough Banks

Daido Life is not applicable. T&D Financial Life, a member of T&D Life Group, is applicable, since they sell its products OTC through banks.

(13) Future Plans for Capital Raising

We believe that Daido Life is currently maintaining an ample capital level. Therefore, we have no plans to seek third-party funds to raise capital.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2005)

November 17, 2005

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 17, 2005
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2005 (April 1, 2005 - September 30, 2005)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended September 30, 2005	¥149,012 million	147.8	¥(6,102) million	155.3	¥(4,555) million	104.5	¥(6,373) million	-
Six months ended September 30, 2004	¥60,140 million	(44.0)	¥(2,390) million	26.2	¥(2,227) million	(3.5)	¥12,845 million	-
Year ended March 31, 2005	¥150,202 million	(19.9)	¥(12,894) million	383.4	¥(6,746) million	113.9	¥5,058 million	-

	Net Income Per Share
Six months ended September 30, 2005	¥(10,622.88)
Six months ended September 30, 2004	¥21,408.85
Year ended March 31, 2005	¥8,431.55

Notes:

1. *Average number of outstanding shares during the term: for the six months ended September 30, 2005: 600,000; for the six months ended September 30, 2004: 600,000; for the fiscal year ended March 31, 2005: 600,000*
2. *Changes in method of accounting: Applicable. Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Consolidated Financial Summary for the Six Months Ended September 30, 2005"*
3. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2005	¥-	-
Six months ended September 30, 2004	¥-	-
Year ended March 31, 2005	-	¥-

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of September 30, 2005	¥817,414 million	¥19,159 million	2.3%	¥31,932.71
As of September 30, 2004	¥700,247 million	¥33,374 million	4.8%	¥55,624.04
As of March 31, 2005	¥727,258 million	¥25,077 million	3.4%	¥41,796.57

Notes:

1. *Number of outstanding shares at the end of the term: as of September 30, 2005: 600,000; as of September 30, 2004: 600,000; as of March 31, 2005: 600,000*
2. *Number of treasury stock at the end of the term: None*

2. Forecasts for the Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

T&D Financial Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2006"* section in this material *"Consolidated Financial Summary for the Six Months Ended September 30, 2005"*.

T&D Financial Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Assets:		%		%		%
Cash and deposits	44,818	6.4	56,677	6.9	42,396	5.8
Cash	19		9		11	
Deposit	44,799		56,667		42,385	
Monetary trusts	-	-	7,158	0.9	7,036	1.0
Securities	594,362	84.9	713,870	87.3	624,402	85.9
Government bonds	242,067		261,779		245,206	
Corporate bonds	25,144		23,270		23,453	
Domestic stocks	4,548		2,108		1,891	
Foreign securities	57,799		44,882		53,396	
Other securities	264,802		381,829		300,455	
Loans	23,346	3.3	14,304	1.8	14,753	2.0
Policy loans	18,911		9,212		9,486	
Commercial loans	4,434		5,092		5,266	
Property and equipment	1,722	0.2	151	0.0	195	0.0
Land	1,235		-		-	
Buildings	442		125		162	
Equipment	43		25		33	
Due from agencies	0	0.0	0	0.0	0	0.0
Due from reinsurers	3,979	0.6	5,657	0.7	4,764	0.6
Other assets	25,155	3.6	14,685	1.8	26,782	3.7
Accounts receivable	10,907		7,140		15,867	
Prepaid expenses	236		238		157	
Accrued income	1,158		984		965	
Deposit for rent	1,031		856		861	
Suspense payable	70		145		74	
Goodwill	9,750		3,250		6,500	
Other assets	2,002		2,069		2,356	
Deferred tax assets	8,094	1.2	5,052	0.6	7,071	1.0
Reserve for possible loan losses	(1,232)	(0.2)	(144)	(0.0)	(145)	(0.0)
Total assets	700,247	100.0	817,414	100.0	727,258	100.0

(Millions of yen)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Liabilities:		%		%		%
Policy reserves	652,178	93.1	779,202	95.3	684,679	94.2
Reserve for outstanding claims	14,040		6,564		6,728	
Policy reserve	634,048		769,130		674,047	
Reserve for policyholder dividends	4,089		3,506		3,903	
Due to agencies	353	0.1	1,211	0.2	993	0.1
Due to reinsurers	127	0.0	138	0.0	64	0.0
Other liabilities	2,772	0.4	7,120	0.9	5,397	0.8
Income taxes payable	35		27		65	
Accounts payable	819		3,594		3,436	
Accrued expenses	1,013		2,492		978	
Unearned income	3		0		0	
Deposits received	227		267		233	
Guarantee deposits	0		-		-	
Suspense receipt	672		738		683	
Reserve for employees' retirement benefits	11,081	1.6	10,146	1.3	10,639	1.5
Reserve for directors' and corporate auditors' retirement benefits	115	0.0	101	0.0	123	0.0
Reserve for price fluctuations	244	0.0	334	0.0	284	0.0
Total liabilities	666,873	95.2	798,254	97.7	702,181	96.6
Stockholder's equity:						
Common stock	20,000	2.9	20,000	2.5	20,000	2.7
Capital surplus	10,000	1.4	10,000	1.2	10,000	1.4
Retained earnings (deficit)	2,967	0.4	(11,192)	(1.4)	(4,818)	(0.7)
Unappropriated retained earnings	2,967		-		-	
Unappropriated deficit	-		11,192		4,818	
Net unrealized gains on securities	406	0.1	351	0.0	(103)	(0.0)
Total Stockholder's equity	33,374	4.8	19,159	2.3	25,077	3.4
Total liabilities and stockholder's equity	700,247	100.0	817,414	100.0	727,258	100.0

T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Ordinary revenues	60,140	100.0	149,012	100.0	150,202	100.0
Income from insurance premiums	56,158		107,503		126,003	
Insurance premiums	55,204		104,933		123,421	
Ceded reinsurance recoveries	954		2,570		2,582	
Investment income	2,688		38,083		13,165	
Interest, dividends and income from real estate for rent	2,348		2,442		5,338	
Interest income from deposits	0		0		0	
Interest income and dividends from securities	2,123		2,255		4,907	
Interest income from loans	223		186		429	
Interest from real estate for rent	0		-		0	
Other income from interest and dividends	0		0		0	
Gains from monetary trusts, net	-		-		36	
Gains on sales of securities	127		251		486	
Gains on redemption of securities	10		0		11	
Other investment income	202		106		369	
Gains on separate accounts, net	-		35,282		6,922	
Other ordinary income	1,292		3,424		11,033	
Income related to withheld insurance claims and other payments for future annuity payments	921		2,434		2,719	
Income due to withheld insurance payments	91		294		270	
Reversal of reserve for outstanding claims	103		163		7,416	
Reversal of reserve for employees' retirement benefits	168		492		611	
Reversal of reserve for directors' and corporate auditors' retirement benefits	-		21		-	
Other ordinary profit	6		17		16	
Ordinary expenses	62,530	104.0	155,115	104.1	163,096	108.6
Insurance claims and other payments	37,962		43,451		89,181	
Insurance claims	10,994		12,765		22,897	
Annuity payments	2,629		2,563		5,204	
Insurance benefits	6,603		7,319		19,349	
Surrender payments	11,885		14,481		30,366	
Other payments	4,895		5,030		9,341	
Reinsurance premiums	953		1,290		2,021	
Provision for policy and other reserves	8,446		95,086		48,449	
Provision for policy reserve	8,442		95,082		48,441	
Interest portion of reserve for policyholder dividends	4		3		7	
Investment expenses	3,695		2,116		407	
Interest expenses	0		0		0	
Losses from monetary trusts, net	-		1,878		-	
Losses on sales of securities	40		164		202	
Devaluation losses on securities	24		55		24	
Losses on redemption of securities	0		1		0	
Foreign exchange losses, net	0		0		1	
Provision for reserve for possible loan losses	-		-		54	
Depreciation of real estate for rent	12		-		15	
Other investment expenses	48		15		108	
Losses on separate accounts, net	3,567		-		-	
Operating expenses	8,183		9,941		16,348	
Other ordinary expenses	4,241		4,520		8,709	
Payments related to withheld insurance claims	262		260		565	
Taxes	466		722		973	
Depreciation	253		287		529	
Provision for reserve for directors' and corporate auditors' retirement benefits	9		-		18	
Amortization of goodwill	3,250		3,250		6,500	
Other ordinary losses	0		0		121	
Ordinary losses	2,390	(4.0)	6,102	(4.1)	12,894	(8.6)

(Millions of yen)

	Six months ended September 30, 2004		Six months ended September 30, 2005		Year ended March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Extraordinary gains	12	0.0	0	0.0	3	0.0
Gains on sale of property and equipment	3		-		3	
Reversal of reserve for possible loan losses	8		0		-	
Extraordinary losses	576	0.9	2,140	1.4	655	0.4
Losses on sale, disposal and devaluation of property and equipment	526		315		565	
Provision for reserve for price fluctuations	50		50		90	
Other extraordinary losses	-		1,774		-	
Provision for reserve for policyholder dividends	540	0.9	770	0.5	1,005	0.7
Loss before income taxes	3,494	(5.8)	9,012	(6.0)	14,552	(9.7)
Income taxes (current)	(8,015)	(13.3)	(4,413)	(2.9)	(12,583)	(8.4)
Income taxes (deferred)	(8,324)	(13.9)	1,775	1.2	(7,027)	(4.7)
Net income	12,845	21.4	-	-	5,058	3.4
Net loss	-	-	6,373	(4.3)	-	-
Unappropriated deficit at beginning of period	9,877		4,818		9,877	
Unappropriated retained earnings at end of period	2,967		-		-	
Unappropriated deficit at end of period	-		11,192		4,818	

Supplementary Materials for the Six Months Ended September 30, 2005

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

2. Investment in General Account Assets for the Six Months Ended September 30, 2005

1. Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen)

Category	As of September 30, 2004		As of September 30, 2005						As of March 31, 2005	
	Number	Amount	Number			Amount			Number	Amount
				Change (%)	Change from previous FYE (%)		Change (%)	Change from previous FYE (%)		
Individual insurance	354	26,797	310	87.5	91.4	22,900	85.5	90.7	339	25,241
Individual annuities	69	3,448	81	116.1	112.3	4,919	142.7	126.5	72	3,888
Subtotal	424	30,245	391	92.2	95.0	27,820	92.0	95.5	411	29,130
Group insurance	-	20,086	-	-	-	17,006	84.7	92.9	-	18,313
Group annuities	-	585	-	-	-	453	77.4	91.8	-	494

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen)

Category	Six Months Ended September 30, 2004				Six Months Ended September 30, 2005			
	Number	Amount			Number	Amount		
			New policies	Increase from conversion			New policies	Increase from conversion
Individual insurance	13	1,342	1,342	-	3	336	336	-
Individual annuities	3	259	259	-	11	693	693	-
Subtotal	16	1,602	1,602	-	14	1,029	1,029	-
Group insurance	-	5	5		-	-	-	
Group annuities	-	-	-		-	-	-	

Category	Year Ended March 31, 2005			
	Number	Amount		
			New policies	Increase from conversion
Individual insurance	22	2,389	2,389	-
Individual annuities	8	608	608	-
Subtotal	30	2,997	2,997	-
Group insurance	-	15	15	
Group annuities	-	-	-	

Notes:

1. There is no conversion plan from FY2001.

2. The new policy amount for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Annualized Premiums of 3rd Sector Products

(Millions of yen)

Category	As of September 30, 2004	As of September 30, 2005			As of March 31, 2005
			Change (%)	Change from previous FYE (%)	
Policy amount in force	9,025	8,512	94.3	90.2	9,434

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005		Year Ended March 31, 2005
			Change (%)	
New policies	932	293	31.4	1,697

Note: The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) **Policies by Dividend Type (Individual Insurance and Annuities)**

a. Policies in force

(Millions of yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	2,013,569	66.6	1,715,718	61.7	1,849,431	63.5
Semi-participating	533,336	17.6	432,859	15.6	498,714	17.1
Non-participating	477,638	15.8	633,465	22.8	564,885	19.4
Total	3,024,544	100.0	2,782,043	100.0	2,913,030	100.0

b. New policies

(Millions of yen, %)

Category	Six Months Ended September 30, 2004		Six Months Ended September 30, 2005		Year Ended March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Participating	-	-	-	-	-	-
Semi-participating	33,160	20.7	5,549	5.4	52,411	17.5
Non-participating	127,120	79.3	97,446	94.6	247,320	82.5
Total	160,280	100.0	102,995	100.0	299,732	100.0

Note: Semi-participating policies only pay dividends related to investment every five years.

(5) **Average Amount of New Policies and Policy Amount in Force (Individual Insurance)**

(Thousands of yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Average amount of new policies	10,237	8,872	10,693
Average amount in force	7,559	7,385	7,437

Note: There is no conversion plan from FY2001.

(6) **New Policy Rate (New policy amount/ Policy amount in force at the beginning of fiscal year)**

(%)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Individual insurance	4.8	1.3	8.5
Individual annuities	8.7	19.4	20.4
Subtotal	5.2	3.6	9.6
Group insurance	0.0	0.0	0.1

Notes:

1. There is no conversion plan from FY2001.

2. The figures for the six months ended September 30, 2005 and 2004 are not annualized.

(7) **Surrender and Lapse Rate (Surrender and lapse amount/ Policy amount in force at the beginning of fiscal year)**

(%)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Individual insurance	7.4	8.5	14.6
Individual annuities	2.7	2.8	5.0
Subtotal	7.0	7.8	13.7
Group insurance	0.1	0.1	0.4

Note: The figures for the six months ended September 30, 2005 and 2004 are not annualized.

(8) **Surrender and Lapse Amount**

(Millions of yen)

Category	Six Months Ended September 30, 2004				Six Months Ended September 30, 2005				Year Ended March 31, 2005	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	20,857	80.3	207,930	77.5	21,983	105.4	213,304	102.6	40,603	410,167
Individual annuities	1,527	53.8	8,062	67.3	1,568	102.7	10,137	125.7	3,001	14,979
Subtotal	22,384	77.7	215,992	77.1	23,551	105.2	223,442	103.4	43,604	425,146
Group insurance	-	-	2,873	7.0	-	-	1,039	36.2	-	8,705

(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium) (Yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Average premium amount	8,842	9,759	9,292

Note: There is no conversion plan from FY2001.

(10) Average Assumed Investment Yield and Negative Spread (Millions of yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Amount of negative spread	2,324	2,027	3,924
Investment yield on core profit	1.14%	1.21%	1.29%
Average assumed investment yield	2.20%	2.18%	2.20%
Individual insurance and annuities	2.42%	2.35%	2.40%
Policy reserve in general accounts	438,830	418,737	432,806

Notes:

1. Method of calculating negative spread:
(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts

2. While investment yield on core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(11) Mortality Rate for Individual Insurance (‰)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Rate based on number of policies	1.92	2.27	4.05
Rate based on policy amount	2.12	2.65	5.13

Note: The figures for the six months ended September 30, 2005 and 2004 are not annualized.

(12) Reserve for Outstanding Claims (Millions of yen)

Category		As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Insurance claims				
	Death benefits	1,948	1,910	2,085
	Accidental death benefits	10	11	64
	Disability benefits	383	458	448
	Maturity benefits	286	329	360
	Others	3	0	0
	Subtotal	2,632	2,710	2,959
Annuity payments		28	28	50
Insurance benefits		473	1,639	1,785
Surrender payments		10,362	1,732	1,480
Deferred insurance benefits		8	14	14
Total		14,040	6,564	6,728

(13) Policy Reserve

(Millions of yen)

Category			As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Policy reserve (excluding contingency reserve)					
	Individual insurance		268,604	254,153	261,601
		General accounts	265,990	251,245	258,963
		Separate accounts	2,614	2,907	2,637
	Individual annuities		304,810	465,226	360,115
		General accounts	109,348	116,902	117,936
		Separate accounts	195,461	348,324	242,179
	Group insurance		364	317	336
		General accounts	364	317	336
		Separate accounts	-	-	-
	Group annuities		58,598	45,372	49,432
		General accounts	58,001	45,312	49,135
		Separate accounts	596	59	296
	Others		980	917	963
		General accounts	980	917	963
		Separate accounts	-	-	-
	Subtotal		633,357	765,986	672,449
		General accounts	434,685	414,695	427,335
		Separate accounts	198,672	351,291	245,113
Contingency reserve			690	3,143	1,598
	Contingency reserve 1		690	2,661	1,598
	Contingency reserve 2		-	-	-
	Contingency reserve 3		-	481	-
Total			634,048	769,130	674,047
	General accounts		435,376	417,839	428,934
	Separate accounts		198,672	351,291	245,113

(14) Policy Reserve Calculating Methods and Ratios

Category			As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Calculating methods	Policies subject to Standard Policy Reserve Method	Variable annuities	Net Level Premium Reserve Method	Net Level Premium Reserve Method	Net Level Premium Reserve Method
		Other insurance	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)
	Policies not subject to Standard Policy Reserve Method	Variable annuities	Net Level Premium Reserve Method	Net Level Premium Reserve Method	Net Level Premium Reserve Method
		Other insurance	Full-year Zillmer Method	Full-year Zillmer Method	Full-year Zillmer Method
Ratio of "Amount of the Company's Policy Reserve (Excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"			98.5%	99.0%	98.7%

Note: Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

(15) Other Reserves

(Millions of yen)

Category		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for possible loan losses							
	General reserve	14	(8)	13	(1)	15	(7)
	Specific reserve	1,217	(2)	130	0	129	(1,090)
Reserve for employees' retirement benefits		11,081	(168)	10,146	(492)	10,639	(611)
Reserve for directors' retirement benefits		115	9	101	(21)	123	18
Reserve for price fluctuations		244	50	334	50	284	90

(16) Insurance Premium

(Millions of yen)

Category		Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Individual insurance		16,967	15,077	33,185
	Single premiums	707	484	1,461
	Annual payment	1,704	1,567	3,320
	Semi-annual payment	271	231	521
	Monthly payment	14,283	12,792	27,881
Individual annuities		32,826	85,312	79,237
	Single premiums	31,849	84,442	77,311
	Annual payment	124	113	254
	Semi-annual payment	14	12	27
	Monthly payment	837	743	1,644
Group insurance		2,958	2,547	5,744
Group annuities		2,437	1,987	5,199
Total		55,204	104,933	123,421

(17) Insurance Claims

(Millions of yen)

Category	Six Months Ended September 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Death benefits	6,057	5,144	-	1,507	-	-	-	6,651	12,299
Accidental death benefits	80	13	-	2	-	0	-	15	154
Disability benefits	390	368	-	72	-	-	-	440	827
Maturity benefits	4,448	5,635	-	-	-	19	-	5,655	9,594
Others	18	2	-	-	-	-	-	2	21
Total	10,994	11,163	-	1,582	-	19		12,765	22,897

(18) Annuity Payments

(Millions of yen)

Six Months Ended September 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2005	Year Ended March 31, 2005
2,629	-	1,862	23	641	34	-	2,563	5,204

(19) Insurance Benefits

(Millions of yen)

Category	Six Months Ended September 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Death benefits	1,623	0	2,706	-	-	0	-	2,707	3,703
Hospitalization benefits	856	813	3	5	-	-	0	822	1,681
Operation benefits	311	322	1	—	-	-	-	323	633
Injury benefits	6	14	-	5	-	-	-	19	26
Survival benefits	1,411	1,352	-	-	-	-	-	1,352	3,737
Others	2,394	31	-	-	2,063	-	-	2,094	9,566
Total	6,603	2,534	2,711	10	2,063	0	0	7,319	19,349

(20) Surrender Payments

(Millions of yen)

Six Months Ended September 30, 2004	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended September 30, 2005	Year Ended March 31, 2005
11,885	5,914	8,244	-	298	24	-	14,481	30,366

(21) Operating Expenses

(Millions of yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Sales activity related expenses	2,670	4,556	5,689
Sales administrative expenses	902	771	1,776
General administrative expenses	4,611	4,612	8,881
Total	8,183	9,941	16,348

(22) Operating Expense Ratio (Against Insurance Premiums)

(%)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Operating expense ratio	14.8	9.5	13.2

2. Investment in General Account Assets for the Six Months Ended September 30, 2005

(1) Asset Composition

(Millions of yen, %)

Category			As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
			Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans			39,472	7.9	44,654	9.6	33,285	6.9
Securities repurchased under resale agreements			-	-	-	-	-	-
Pledged money for bond borrowing transaction			-	-	-	-	-	-
Monetary claims purchased			-	-	-	-	-	-
Securities under proprietary accounts			-	-	-	-	-	-
Monetary trusts			-	-	7,158	1.5	7,036	1.5
Securities			401,069	80.0	373,349	80.3	387,751	80.5
	Domestic bonds		266,402	53.1	284,485	61.2	267,993	55.7
	Domestic stocks		2,875	0.6	420	0.1	384	0.1
	Foreign securities		55,669	11.1	42,738	9.2	51,332	10.7
		Foreign bonds	31,506	6.3	29,548	6.4	30,920	6.4
		Foreign stocks and other securities	24,162	4.8	13,190	2.8	20,412	4.2
	Other securities		76,121	15.2	45,705	9.8	68,040	14.1
Loans			23,346	4.7	14,304	3.1	14,753	3.1
Property and equipment			1,678	0.3	125	0.0	162	0.0
Deferred tax asset			8,094	1.6	5,052	1.1	7,071	1.5
Other assets			29,164	5.8	20,262	4.4	31,536	6.6
Reserve for possible loan losses			(1,232)	(0.2)	(144)	(0.0)	(145)	(0.0)
Total assets			501,593	100.0	464,764	100.0	481,452	100.0
	Foreign currency denominated assets		1,244	0.2	643	0.1	624	0.1

(2) Changes in the Amount of Assets by Categories

(Millions of yen)

Category			Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Cash and deposits, call loans			3,621	11,368	(2,564)
Securities repurchased under resale agreements			-	-	-
Pledged money for bond borrowing transaction			-	-	-
Monetary claims purchased			(173)	-	(173)
Securities under proprietary accounts			-	-	-
Monetary trusts			(5,152)	121	1,884
Securities			(9,461)	(14,401)	(22,779)
	Domestic bonds		(16,562)	16,491	(14,970)
	Domestic stocks		(63)	36	(2,554)
	Foreign securities		(915)	(8,594)	(5,252)
		Foreign bonds	(506)	(1,371)	(1,092)
		Foreign stocks and other securities	(409)	(7,222)	(4,159)
	Other securities		8,080	(22,335)	(1)
Loans			(2,942)	(448)	(11,535)
Property and equipment			(443)	(36)	(1,959)
Deferred tax asset			8,094	(2,018)	7,071
Other assets			4,245	(11,274)	6,617
Reserve for possible loan losses			10	0	1,097
Total assets			(2,201)	(16,688)	(22,341)
	Foreign currency denominated assets		(520)	19	(1,140)

(3) Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Interests, dividends and income from real estate for rent	2,348	2,442	5,338
Interest income from deposits	0	0	0
Interest income and dividends from securities	2,123	2,255	4,907
Interest income from loans	223	186	429
Income from real estate for rent	0	-	0
Other income from interest and dividends	0	0	0
Gain on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	-	-	36
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	127	251	486
Gains on sale of domestic bonds	85	90	252
Gains on sale of domestic stocks	36	160	135
Gains on sale of foreign securities	5	-	5
Other	-	-	93
Gains on redemption of securities	10	0	11
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	-	-	-
Other investment income	202	106	369
Total	2,688	2,800	6,243

(4) Investment Expenses

(Millions of yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Interest expense	0	0	0
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	1,878	-
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	40	164	202
Losses on sale of domestic bonds	0	97	0
Losses on sale of domestic stocks	20	2	-
Losses on sale of foreign securities	19	63	134
Other	-	-	68
Devaluation losses on securities	24	55	24
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	-	55	-
Devaluation losses on foreign securities	24	-	24
Other	-	-	-
Amortization of securities	0	1	0
Losses from derivatives, net	-	-	-
Foreign exchange losses, net	0	0	1
Provision for reserve for possible loan losses	-	-	54
Write-off of loans	-	-	-
Depreciation of real estate for rent	12	-	15
Other investment expenses	48	15	108
Total	127	2,116	407

Note: The figures of gains and losses from monetary trusts are equal to gains and losses on delivative transactions for the purpose of hedging minimum guarantee risks relating to variable annuities.

(5) Net Investment Income

(Millions of yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Net investment income	2,560	684	5,835

(6) Securities

(Millions of yen, %)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds	241,257	60.2	261,214	70.0	244,540	63.1
Municipal bonds	-	-	-	-	-	-
Corporate bonds	25,144	6.3	23,270	6.2	23,453	6.0
Public corporation bonds	912	0.2	4	0.0	-	-
Domestic stocks	2,875	0.7	420	0.1	384	0.1
Foreign securities	55,669	13.9	42,738	11.4	51,332	13.2
Foreign bonds	31,506	7.9	29,548	7.9	30,920	8.0
Foreign stocks and other securities	24,162	6.0	13,190	3.5	20,412	5.3
Other securities	76,121	19.0	45,705	12.2	68,040	17.5
Total	401,069	100.0	373,349	100.0	387,751	100.0

(7) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of September 30, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	16,418	55,935	47,332	78,651	2,291	40,628	241,257
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	1,514	-	1,635	-	16,994	5,000	25,144
Domestic stocks						2,875	2,875
Foreign securities	-	5,959	15,547	-	978	33,184	55,669
Foreign bonds	-	5,959	15,547	-	-	10,000	31,506
Foreign stocks and other securities	-	-	-	-	978	23,184	24,162
Other securities	12,806	14,012	235	128	-	48,939	76,121
Total	30,738	75,907	64,751	78,779	20,264	130,628	401,069

(Millions of yen)

Category	As of September 30, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	42,532	55,203	76,454	34,130	166	52,726	261,214
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	-	262	1,012	9,996	6,998	5,000	23,270
Domestic stocks						420	420
Foreign securities	2,008	17,581	48	-	-	23,100	42,738
Foreign bonds	2,000	17,548	-	-	-	10,000	29,548
Foreign stocks and other securities	8	32	48	-	-	13,100	13,190
Other securities	5,044	2,391	213	-	1,009	37,046	45,705
Total	49,585	75,438	77,729	44,127	8,174	118,294	373,349

(Millions of yen)

Category	As of March 31, 2005						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	40,932	40,532	54,836	63,421	141	44,676	244,540
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	-	-	1,458	-	16,994	5,000	23,453
Domestic stocks	-	-	-	-	-	384	384
Foreign securities	2,011	18,655	351	-	-	30,314	51,332
Foreign bonds	2,000	18,610	309	-	-	10,000	30,920
Foreign stocks and other securities	11	44	41	-	-	20,314	20,412
Other securities	17,708	7,279	224	-	991	41,836	68,040
Total	60,652	66,466	56,870	63,421	18,128	122,211	387,751

* *Includes securities with maturity dates unfixed.*

(8) Stock Holdings by Industry

(Millions of yen, %)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry	-	-	-	-	-	-
Mining	-	-	-	-	-	-
Construction	23	0.8	19	4.5	23	6.0
Manufacturing industries						
Food products	-	-	-	-	-	-
Textiles and clothing	-	-	-	-	-	-
Pulp and paper	-	-	-	-	-	-
Chemicals	-	-	-	-	-	-
Medicals	-	-	-	-	-	-
Oil and coal products	-	-	-	-	-	-
Rubber products	-	-	-	-	-	-
Glass and stone products	-	-	-	-	-	-
Steel	-	-	-	-	-	-
Non-steel metals	-	-	-	-	-	-
Metal products	-	-	-	-	-	-
Machinery	-	-	-	-	-	-
Electric appliances	-	-	-	-	-	-
Transportation vehicles	-	-	-	-	-	-
Precision machinery	-	-	-	-	-	-
Others	7	0.2	7	1.7	7	1.8
Electric and gas utilities	-	-	-	-	-	-
Transportation / information telecommunications						
Ground transportation	3	0.1	3	0.8	3	0.9
Water transportation	13	0.5	13	3.1	13	3.4
Air transportation	26	0.9	26	6.4	26	7.0
Warehouses / transportation	-	-	-	-	-	-
Information / telecommunications	-	-	-	-	-	-
Commerce						
Wholesalers	-	-	-	-	-	-
Retailers	143	5.0	257	61.1	164	42.8
Financial services / insurance						
Banking	2,504	87.1	4	1.2	4	1.3
Securities and commodity futures trading	-	-	-	-	-	-
Insurance	-	-	-	-	-	-
Other financial services	24	0.8	12	3.0	12	3.3
Real estate	50	1.7	49	11.8	50	13.0
Service companies	79	2.8	27	6.5	79	20.6
Total	2,875	100.0	420	100.0	384	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(9) Loans

(Millions of yen)

	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Policy loans	18,911	9,212	9,486
Policyholder loans	14,499	7,609	7,923
Premium loans	4,412	1,603	1,563
Commercial loans	4,434	5,092	5,266
Loans to non-residents	-	-	-
Loans to corporations	3,962	5,000	5,164
Loans to domestic corporations	3,962	5,000	5,164
Loans to Japanese government, government-related organizations and international organizations	417	58	63
Loans to Japanese local governments and public entities	8	3	5
Mortgage loans	-	-	-
Consumer loans	-	-	-
Others	47	30	33
Total	23,346	14,304	14,753

(10) Loans to Domestic Companies by Company Size

(Number, Millions of yen)

		As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
			Percentage		Percentage		Percentage
Large corporations	Number of debtors	4	80.0	-	-	1	33.3
	Amount of loans	3,865	97.6	-	-	75	1.5
Medium-sized corporations	Number of debtors	1	20.0	-	-	1	33.3
	Amount of loans	96	2.4	-	-	89	1.7
Small corporations	Number of debtors	-	-	1	100.0	1	33.3
	Amount of loans	-	-	5,000	100.0	5,000	96.8
Total	Number of debtors	5	100.0	1	100.0	3	100.0
	Amount of loans	3,962	100.0	5,000	100.0	5,164	100.0

Notes:

1. Large corporations are defined, for purposes of the above table, as corporations with paid-in capital of at least 1 billion yen and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies; more than 100 employees in the case of wholesalers).

2. Medium-sized corporations are defined, for purposes of the above table, as corporations with paid-in capital of more than 300 million yen and less than 1 billion yen (more than 50 million yen and less than 1 billion yen in the case of retailers, restaurants and service companies; more than 100 million yen and less than 1 billion yen in the case of wholesalers) and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).

3. Small corporations are defined, for purposes of the above table, as all other corporations.

4. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(11) Loans by Industry

(Millions of yen, %)

			As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
			Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic Loans								
	Manufacturing Industries		-	-	-	-	-	-
		Food products	-	-	-	-	-	-
		Textiles and clothing	-	-	-	-	-	-
		Timber and wood products	-	-	-	-	-	-
		Pulp and paper	-	-	-	-	-	-
		Printing	-	-	-	-	-	-
		Chemicals	-	-	-	-	-	-
		Oil and coal	-	-	-	-	-	-
		Ceramic and stone products	-	-	-	-	-	-
		Steel	-	-	-	-	-	-
		Non-steel metals	-	-	-	-	-	-
		Metal products	-	-	-	-	-	-
		Machinery	-	-	-	-	-	-
		Electric appliances	-	-	-	-	-	-
		Transportation vehicles	-	-	-	-	-	-
		Precision machinery	-	-	-	-	-	-
		Others	-	-	-	-	-	-
	Agriculture		-	-	-	-	-	-
	Forestry		-	-	-	-	-	-
	Fisheries		-	-	-	-	-	-
	Mining		-	-	-	-	-	-
	Construction		55	1.3	-	-	-	-
	Utilities		2,690	60.7	-	-	-	-
	Telecommunications		96	2.2	-	-	89	1.7
	Transportation		46	1.0	27	0.5	35	0.7
	Wholesalers		-	-	-	-	-	-
	Retailers		-	-	-	-	-	-
	Financial services/insurance		1,198	27.0	5,023	98.6	5,096	96.8
	Real estate		284	6.4	-	-	-	-
	Service companies		7	0.2	8	0.2	7	0.1
	Local governments		8	0.2	3	0.1	5	0.1
	Mortgage and consumer and others		47	1.1	30	0.6	33	0.6
	Total		4,434	100.0	5,092	100.0	5,266	100.0
Foreign Loans								
	Governments, etc.		-	-	-	-	-	-
	Financial institutions		-	-	-	-	-	-
	Commerce and industry companies, etc.		-	-	-	-	-	-
	Total		-	-	-	-	-	-
Total			4,434	100.0	5,092	100.0	5,266	100.0

Note: Categories of domestic loans by industry are based on the classification of Bank of Japan's survey.

(12) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed)

(Millions of yen, %)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	1,108	1.1	549	0.7	521	0.6
Foreign stocks	-	-	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	135	0.1	93	0.1	102	0.1
Total	1,244	1.2	643	0.9	624	0.7

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of yen, %)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	-	-	-	-	-	-
Total	-	-	-	-	-	-

(c) Denominated in yen

(Millions of yen, %)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	-	-	-	-	-	-
Foreign bonds	30,397	29.6	28,998	39.2	30,398	33.6
Foreign stocks	71,025	69.2	44,243	59.9	59,495	65.7
Other	35	0.0	36	0.0	40	0.0
Total	101,459	98.8	73,278	99.1	89,934	99.3

(d) Total

(Millions of yen, %)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Total foreign investments	102,704	100.0	73,921	100.0	90,558	100.0

2) Foreign currency denominated assets by currency

(Millions of yen, %)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. dollar	1,244	100.0	643	100.0	624	100.0
Euro	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-
Australian dollar	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total	1,244	100.0	643	100.0	624	100.0

3) Investments by region

(Millions of yen, %)

	As of September 30, 2004							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	1,153	2.1	1,108	3.5	44	0.2	-	-
Europe	21,116	37.9	10,000	31.7	11,116	46.0	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	33,399	60.0	20,397	64.7	13,001	53.8	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	55,669	100.0	31,506	100.0	24,162	100.0	-	-

(Millions of yen, %)

	As of September 30, 2005							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	597	1.4	549	1.9	48	0.4	-	-
Europe	19,088	44.7	10,000	33.8	9,088	68.9	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	23,052	53.9	18,998	64.3	4,053	30.7	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	42,738	100.0	29,548	100.0	13,190	100.0	-	-

(Millions of yen, %)

	As of March 31, 2005							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	563	1.1	521	1.7	41	0.2	-	-
Europe	21,898	42.7	10,000	32.3	11,898	58.3	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	28,871	56.2	20,398	66.0	8,472	41.5	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	51,332	100.0	30,920	100.0	20,412	100.0	-	-

(13) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of yen)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	-	-	7,158	(1,878)	7,036	49

Note: The above table includes securities such as monetary trusts on trading securities.

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of September 30, 2004				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	254,935	255,694	759	2,980	(2,221)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	141,871	142,508	636	1,616	(979)
Domestic bonds	42,139	41,864	(274)	87	(361)
Domestic stocks	99	143	44	44	-
Foreign securities	25,300	25,271	(29)	136	(165)
Bonds	1,202	1,108	(94)	-	(94)
Stocks, etc.	24,097	24,162	64	136	(71)
Other securities	74,331	75,227	896	1,348	(452)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	396,806	398,202	1,395	4,597	(3,201)
Domestic bonds	266,676	268,413	1,737	3,055	(1,317)
Domestic stocks	99	143	44	44	-
Foreign securities	55,698	54,416	(1,282)	149	(1,431)
Bonds	31,600	30,253	(1,346)	13	(1,360)
Stocks, etc.	24,097	24,162	64	136	(71)
Other securities	74,331	75,227	896	1,348	(452)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of September 30, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	3,625
Unlisted domestic stocks (excluding over-the-counter stocks)	2,731
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	893
Total	3,625

a. Securities with market value

(Millions of yen)

Category	As of September 30, 2005				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	270,090	272,264	2,173	2,847	(673)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	101,943	102,494	550	1,546	(995)
Domestic bonds	43,938	43,393	(545)	5	(551)
Domestic stocks	99	257	157	157	-
Foreign securities	13,663	13,739	75	166	(90)
Bonds	596	549	(47)	-	(47)
Stocks, etc.	13,067	13,190	122	166	(43)
Other securities	44,241	45,104	863	1,217	(353)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	372,033	374,758	2,724	4,394	(1,669)
Domestic bonds	285,030	286,885	1,854	2,825	(971)
Domestic stocks	99	257	157	157	-
Foreign securities	42,662	42,512	(150)	193	(344)
Bonds	29,595	29,322	(273)	27	(301)
Stocks, etc.	13,067	13,190	122	166	(43)
Other securities	44,241	45,104	863	1,217	(353)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of September 30, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	764
Unlisted domestic stocks (excluding over-the-counter stocks)	163
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	600
Total	764

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2005				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	255,205	258,489	3,284	4,143	(859)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	131,805	131,657	(148)	797	(945)
Domestic bonds	43,228	43,186	(41)	131	(173)
Domestic stocks	99	164	64	64	-
Foreign securities	21,139	20,934	(205)	32	(237)
Bonds	598	521	(76)	-	(76)
Stocks, etc.	20,541	20,412	(128)	32	(161)
Other securities	67,337	67,372	34	569	(534)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	387,011	390,147	3,136	4,941	(1,805)
Domestic bonds	268,035	271,766	3,730	4,244	(513)
Domestic stocks	99	164	64	64	-
Foreign securities	51,538	50,844	(693)	63	(757)
Bonds	30,996	30,431	(564)	31	(595)
Stocks, etc.	20,541	20,412	(128)	32	(161)
Other securities	67,337	67,372	34	569	(534)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	887
Unlisted domestic stocks (excluding over-the-counter stocks)	219
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	667
Total	887

3) Fair value information on monetary trusts

(Millions of yen)

Category	As of September 30, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	-	-	-	-	-

Category	As of September 30, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,158	7,158	-	-	-

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,036	7,036	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	-	-	7,158	(1,878)	7,036	49

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of yen)

Category	As of September 30, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

Category	As of September 30, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

4) Fair value information on real estate

(Millions of yen)

Category	As of September 30, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	1,235	1,235	-	-	-
Leasehold	-	-	-	-	-
Total	1,235	1,235	-	-	-

Category	As of September 30, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	-	-	-	-	-
Leasehold	-	-	-	-	-
Total	-	-	-	-	-

Category	As of March 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	-	-	-	-	-
Leasehold	-	-	-	-	-
Total	-	-	-	-	-

5) Fair value information on derivative transactions

a) General information

1. Types of transaction

The Company uses the following derivative transactions.
- i) Currency-related : currency option transactions
- ii) Interest-related : not applicable
- iii) Stock-related : stock index option transactions
- iv) Bond-related : not applicable

2. Transaction policy

The Company uses derivative transactions to hedge minimum guarantee risks (guaranteed minimum death benefit risk, guarantee of minimum annuitization value risk) relating to variable annuities.

3. Purpose of use

In accordance with the transaction policy, derivative transactions are used to hedge against the price fluctuation risks for the underlying assets of separate accounts.

4. Risk profile

Since the derivative transactions in which the Company is engaged are only put option purchases, it is exposed only to limited risks related to derivative transactions. Since it uses these transactions to hedge fluctuations of minimum guarantee risk from market risks (price fluctuation and currency risk) relating to the underlying assets of separate accounts, the risk of derivative transactions is limited further.
The risk of nonperformance by counterparties is also limited, because the Company only conducts transactions through exchanges or carefully selected OTC dealings with partners with high credit ratings.

5. Risk management

The policy of hedging minimum guarantee risk relating to variable annuities is stipulated in the Company's internal regulations regarding the execution and monitoring of hedging transactions, and the Company conducts tightly controlled operations in this respect. In the Company's approach to risk management, the front and back offices are separated into the investment section and the clerical and administrative section, which mutually supervise each other. The Total Risk Control Division also ascertains and analyzes all kinds of risks, including derivative transaction risk, and regularly reports to the Board of Directors.

6. Supplemental information

The Company does not apply hedge accounting to derivative transactions for the purpose of hedging minimum guarantee risk relating to variable annuities.

b) Gains (losses) on derivatives with and without hedge accounting

i) Currency-related transactions

(Millions of yen)

Category	As of September 30, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Currency options:								
Sold:								
Call	- [-]	- [-]	-	-	- [-]	- [-]	-	-
U.S. dollar	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Euro	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Put	- [-]	- [-]	-	-	- [-]	- [-]	-	-
U.S. dollar	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Euro	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Bought:								
Call	- [-]	- [-]	-	-	- [-]	- [-]	-	-
U.S. dollar	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Euro	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Put	29,056 [3,157]	[3,110]	2,173	(983)	24,650 [2,607]	22,328 [2,585]	2,578	(28)
U.S. dollar	16,495 [1,952]	14,353 [1,921]	1,348	(604)	13,789 [1,578]	12,528 [1,564]	1,669	91
Euro	12,560 [1,205]	10,882 [1,188]	825	(379)	10,861 [1,029]	9,800 [1,021]	909	(120)
Total				(983)				(28)

Note: Parenthesized figures are option premiums.

ii) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2005 and March 31, 2005.

iii) Stock-related transactions

(Millions of yen)

Category	As of September 30, 2005				As of March 31, 2005			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Stock index options:								
Sold:								
Call	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Put	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Bought:								
Call	- [-]	- [-]	-	-	- [-]	- [-]	-	-
Put	48,128 [4,207]	42,523 [4,143]	3,362	(844)	34,304 [2,459]	31,128 [2,443]	2,538	78
Total				(844)				78

Note: Parenthesized figures are option premiums.

iv) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2005 and March 31, 2005.

v) Others

The Company held no other derivative instruments as of September 30, 2005 and March 31, 2005.

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Individual variable insurance	2,631	2,919	2,648
Individual variable annuities	196,475	352,460	245,235
Group annuities	596	59	297
Total	199,703	355,439	248,181

(2) Total Number of Policies and Policy Amount in Force (Separate Accounts)

a. Individual variable insurance

(Number: Thousands, Millions of yen)

Category	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term life)	0	25	0	25	0	25
Variable insurance (whole life)	3	12,994	3	12,683	3	12,842
Total	3	13,020	3	12,709	3	12,867

b. Individual variable annuities

(Number: Thousands, Millions of yen)

	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
Variable annuities	28	196,883	42	353,495	32	245,799
Total	28	196,883	42	353,495	32	245,799

4. Reconciliation to Core Profit and Ordinary Profit

a. Reconciliation to core profit

(Millions of yen)

	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Core Revenues	60,012	148,761	149,678
Income from insurance premiums	56,158	107,503	126,003
Insurance premiums	55,204	104,933	123,421
Ceded reinsurance recoveries	954	2,570	2,582
Investment income	2,561	37,832	12,641
Interest, dividends and income from real estate for rent	2,348	2,442	5,338
Gains on redemption of securities	10	0	11
Other investment income	202	106	369
Gains on separate accounts, net	-	35,282	6,922
Other ordinary income	1,292	3,424	11,033
Income related to withheld insurance claims and other payments for future annuity payments	921	2,434	2,719
Income due to withheld insurance payments	91	294	270
Reversal of reserve for outstanding claims	103	163	7,416
Reversal of policy and other reserves	-	-	-
Reversal of reserve for employees' retirement benefits	168	492	611
Other ordinary income	6	39	16
Other core revenues	-	-	-
Core Expenses	62,240	153,316	156,424
Insurance claims and other payments	37,962	43,451	89,181
Insurance claims	10,994	12,765	22,897
Annuity payments	2,629	2,563	5,204
Insurance benefits	6,603	7,319	19,349
Surrender payments	11,885	14,481	30,366
Other payments	4,895	5,030	9,341
Reinsurance payments	953	1,290	2,021
Provision for policy and other reserves	8,221	95,386	42,068
Investment expenses	3,630	17	117
Interest expense	0	0	0
Losses on redemption of securities	0	1	0
Provision for reserve for possible loan losses	-	-	(7)
Depreciation of real estate for rent	12	-	15
Other investment expenses	48	15	108
Losses on separate accounts, net	3,567	-	-
Operating expenses	8,183	9,941	16,348
Other ordinary expenses	4,241	4,520	8,709
Payments related to withheld insurance claims	262	260	565
Taxes	466	722	973
Depreciation	253	287	529
Provision for reserve for employees' retirement benefits	-	-	-
Other ordinary expenses	3,259	3,250	6,639
Other core expenses	-	-	-
Core Profit	(2,227)	(4,555)	(6,746)

b. Reconciliation to ordinary profit

(Millions of yen)

		Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Core profit (A)		(2,227)	(4,555)	(6,746)
Capital gains		127	251	523
	Gains from monetary trusts, net	-	-	36
	Gains on investments in trading securities, net	-	-	-
	Gains on sale of securities	127	251	486
	Gains from derivatives, net	-	-	-
	Foreign exchange gains, net	-	-	-
	Others	-	-	-
Capital losses		65	2,098	229
	Losses from monetary trusts, net	-	1,878	-
	Losses on investments in trading securities, net	-	-	-
	Losses on sale of securities	40	164	202
	Devaluation losses on securities	24	55	24
	Losses from derivatives, net	-	-	-
	Foreign exchange losses, net	0	0	1
	Others	-	-	-
Capital gains/losses (B)		61	(1,847)	294
(A+B)		(2,165)	(6,403)	(6,451)
Other one-time gains		-	1,845	-
	Ceding reinsurance recoveries	-	-	-
	Reversal of contingency reserve	-	-	-
	Others	-	1,845	-
Other one-time losses		224	1,545	6,442
	Reinsurance premiums	-	-	-
	Provision for contingency reserve	224	1,545	1,132
	Provision for specific reserve for possible loan losses	-	-	61
	Provision for specific reserves for loans to refinancing countries	-	-	-
	Write-off of loans	-	-	-
	Others	-	-	5,248
Other one-time gains/losses (C)		(224)	300	(6,442)
Ordinary profit (A+B+C)		(2,390)	(6,102)	(12,894)

Notes:

1. The figures of gains and losses from monetary trusts are equal to gains and losses on delivative transactions for the purpose of hedging minimum guarantee risks relating to variable annuities.

2. 'Others' in Other one-time gains and losses above include reversal and provision for policy reserve relating to minimum guarantee risks for variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulation.

5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of yen, %)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Claims against bankrupt and quasi-bankrupt obligors	8,908	461	454
Claims with collection risk	-	-	-
Claims for special attention	-	-	-
Sub-total	8,908	461	454
[% of Total]	[37.59]	[3.17]	[3.04]
Claims against normal obligors	14,789	14,073	14,511
Total	23,697	14,534	14,965

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. The amount of policy loans included in total loan amounts above as of September 30, 2005 is ¥9,378 million, including ¥398 million of claims against bankrupt and quasi-bankrupt obligors, and ¥8,980 million of claims against normal obligors.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of yen, %)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Loans to bankrupt companies	-	-	-
Past due loans	8,787	392	386
Loans over due for three months or more	-	-	-
Restructured loans	-	-	-
Total: a	8,787	392	386
[% of total loans]	[37.64]	[2.74]	[2.62]

Notes:

1. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

2. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

3. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

4. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

5. The total amount of risk monitored loans as of September 30, 2005 are comprehensive policy loans. The all amount of policy loans applicable to risk monitored loans are reserved by the amount of surrender and lapse and others.

(Reference) Reserves for Possible Loan Losses

(1) Reserves for Possible Loan Losses

(Millions of yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
General reserve	14	13	15
Specific reserve	1,217	130	129
Specific reserve for loans to refinancing countries	-	-	-
Total	1,232	144	145

(2) Specific Reserve for Possible Loan Losses

(Millions of yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Transfer	1,217	130	129
Reversal	1,217	129	68
Net transfer	(0)	1	61

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of September 30, 2005 and 2004, and March 31, 2005.

b. Loan outstanding by country

The Company held no specific reserve for loan outstanding by country as of September 30, 2005 and 2004, and March 31, 2005.

(4) Write-off of Loans

(Millions of yen)

Category	Six Months Ended September 30, 2004	Six Months Ended September 30, 2005	Year Ended March 31, 2005
Write-off of Loans	-	-	-

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-evaluation means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into normal and three classes from Class II - IV.

T&D Financial Life has established the internal criteria for self-evaluation, and write-offs and reservation, and is carrying out strict self-evaluation, and write-offs and reserve.

In the results of self-evaluation as of September 30, 2005, the Company deducted all assets categorized Class IV as uncollectible, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans

(Millions of yen)

Class	As of September 30, 2004		As of September 30, 2005		As of March 31, 2005	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Normal	22,399	23,600	14,419	14,471	14,762	14,814
Class II	96	96	-	-	89	89
Class III	-	-	-	-	-	-
Class IV	1,201	-	51	-	51	-
Total balance of receivables	23,697	23,697	14,471	14,471	14,903	14,903

Note: The total balance of receivables includes loans, securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

7. Solvency Margin Ratio

(Millions of yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Total solvency margin (A)	37,121	40,453	28,305
Equity (less certain items)	32,967	18,807	25,181
Reserve for price fluctuations	244	334	284
Contingency reserve	690	3,143	1,598
Reserve for possible loan losses	14	13	15
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	572	495	(148)
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	-	-	-
Excess of amount of policy surrender payment	818	16,887	871
Unalloted portion of reserve for policyholder dividends	-	-	-
Future profits	540	770	502
Deferred tax assets	1,271	-	-
Subordinated debt	-	-	-
Deductible items	-	-	-
Total risk (B) $\sqrt{R_1^2 + (R_2+R3+R_7)^2} + R_4$	5,115	7,559	7,843
Insurance risk R_1	3,739	2,921	6,960
Assumed investment yield risk R_2	432	410	421
Investment risk R_3	2,848	2,470	2,496
Business risk R_4	140	287	296
Minimum guarantee risk R_7	-	3,778	-
Solvency margin ratio $\frac{(A)}{(1/2)x(B)} \times 100$	1,451.3%	1,070.3%	721.7%

Notes:

1. The ratio as of March 31, 2005 is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity represents equity on the balance sheet less net unrealized gains on securities.

3. On October 22, 2004, the Financial Services Agency issued a "Cabinet Office Regulation Concerning Provision of Reserve for Minimum Guarantee Risks for Variable Annuity Insurance, etc." According to this Cabinet Office regulation, the Company set aside additional reserves for all variable annuities during the fiscal year ended March 31, 2005. Insurance risk as of March 31, 2005 above includes the minimum guarantee risks for variable annuities.

8. Adjusted Net Assets

(Millions of yen)

Category	As of September 30, 2004	As of September 30, 2005	As of March 31, 2005
Adjusted net assets	44,573	36,242	41,195

November 17, 2005
T&D Financial Life Insurance Company

Supplementary Data for the Six Months Ended September 30, 2005
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Six Months Ended September 30, 2005	% Change from Fiscal Year Ended Mar. 31, 2005	% Change from Six Months Ended Sept. 30, 2004	Fiscal Year Ended March 31, 2005	Six Months Ended September 30, 2004
Annualized Premiums of New Policies	(MY)	7,239	-	87.6%	8,306	3,858
3rd Sector Products	(MY)	293	-	(68.6%)	1,697	932
Annualized Premiums of Total Policies	(MY)	72,984	6.8%	12.9%	68,339	64,629
3rd Sector Products	(MY)	8,512	(9.8%)	(5.7%)	9,434	9,025
Income from Insurance Premiums	(MY)	107,503	-	91.4%	126,003	56,158
Individual Insurance and Annuities	(MY)	100,389	-	101.6%	112,423	49,793
Group Insurance and Annuities	(MY)	4,534	-	(16.0%)	10,944	5,396
New Policy Amount	(MY)	102,995	-	(35.7%)	299,732	160,280
Policy Amount in Force	(MY)	2,782,043	(4.5%)	(8.0%)	2,913,030	3,024,544
Surrender and Lapse Amount	(MY)	223,442	-	3.4%	425,146	215,992
Surrender and Lapse Rate	(%)	7.67	-	0.78 points	13.56	6.89

Notes:
1. Annualized premiums include individual insurance.
2. New policy amount and policy amount in force include individual insurance and annuities.
3. Surrender and lapse amount does not include reinstatement.
4. Surrender and lapse rates for the six months ended September 30, 2005 and 2004 are not annualized.

(2) Assets

		As of September 30, 2005	Change from Mar. 31, 2005	Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
Total Assets	(MY)	817,414	12.4%	16.7%	727,258	700,247
Adjusted Net Asset	(MY)	36,242	(12.0%)	(18.7%)	41,195	44,573
Adjusted Net Asset/ General Account Assets	(%)	7.8	(0.7points)	(1.1points)	8.5	8.9
Solvency Margin Ratio	(%)	1,070.3	348.6 points	(381.0points)	721.7	1,451.3

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread

		Six Months Ended September 30, 2005	% Change from Fiscal Year Ended Mar. 31, 2005	% Change from Six Months Ended Sept. 30, 2004	Fiscal Year Ended March 31, 2005	Six Months Ended September 30, 2004
Core Profit	(MY)	(4,555)	-	-	(6,746)	(2,227)

		Fiscal Year Ending March 31, 2006 (Forecast)	Fiscal Year Ended March 31, 2005
Negative Spread	(MY)	4,000	3,924

(4) Policy and Other Reserves

		As of September 30, 2005	Change from Mar. 31, 2005	Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
Policy Reserve (Note)	(MY)	765,986	93,537	132,628	672,449	633,357
General Account	(MY)	414,695	(12,640)	(19,990)	427,335	434,685
Separate Account	(MY)	351,291	106,177	152,619	245,113	198,672
Reserve for Price Fluctuations	(MY)	334	50	90	284	244
Contingency Reserve	(MY)	3,143	1,545	2,452	1,598	690
Contingency Reserve 1	(MY)	2,661	1,063	1,970	1,598	690
Contingency Reserve 2	(MY)	-	-	-	-	-
Contingency Reserve 3	(MY)	481	-	-	-	-
Contingency Reserve Fund	(MY)	-	-	-	-	-
Price Fluctuation Reserve Fund	(MY)	-	-	-	-	-
Appropriated Retained Earnings for General Purpose	(MY)	-	-	-	-	-

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. Appropriated retained earnings for general purposes as of March 31, 2005 is total amount after the appropriation of profit.

(5) Unrealized Gains/ Losses

		As of September 30, 2005	Change from Mar. 31, 2005	Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
Securities	(MY)	2,724	(411)	1,328	3,136	1,395
Domestic Stocks	(MY)	157	92	113	64	44
Domestic Bonds	(MY)	1,854	(1,875)	117	3,730	1,737
Foreign Securities	(MY)	(150)	-	-	(693)	(1,282)
Other Securities	(MY)	863	828	(32)	34	896
Real Estate (domestic land and lease)	(MY)	-	-	-	-	-

(6) Impairment of Fixed Assets

		Six Months Ended September 30, 2005	% Change from Fiscal Year Ended Mar. 31, 2005	% Change from Six Months Ended Sept. 30, 2004	Fiscal Year Ended March 31, 2005	Six Months Ended September 30, 2004
Impairment Loss	(MY)	-	-	-	-	-

(7) Investment for the Six Months Ended September 30, 2005

		Net Increase (decrease)	Second Half Year Ending March 31, 2006 (Planned)
Domestic Stocks	(MY)	(56)	Level-Off
Domestic Bonds	(MY)	16,994	Decrease
Foreign Stocks	(MY)	(7,474)	Increase
Foreign Bonds	(MY)	(1,400)	Level-Off
Other Securities	(MY)	(23,163)	Decrease
Real Estate	(MY)	(36)	Level-Off

(8) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of September 30, 2005

		As of September 30, 2005		
NIKKEI Average	(yen)		approx.	11,780
TOPIX	(point)		approx.	1,225
Yen-Denominated Bonds	(%)	Parallel-shift case	approx.	1.6
	(%)	Steepening case	approx.	1.7
Foreign Securities	(yen)		approx.	123

Notes:

1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (September 30, 2005: 1.475%).

2. These figures are calculated based on asset holdings as of September 30, 2005 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of September 30, 2005 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.

4. The indices of Foreign Securities is calculated based on a U.S. dollar/ yen rate basis (September 30, 2005: 113.20 yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(9) Performance Forecast for the Fiscal Year Ending March 31, 2006

		Fiscal Year Ending March 31, 2006
Income from Insurance Premiums	(BY)	180
Core Profit	(BY)	(12)
Policy Amount in Force	(BY)	2,560

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2006 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(10) Cross Holdings with Domestic Banks as of September 30, 2005

a. Contributions from Domestic Banks

		As of September 30, 2005
Funds	(MY)	None
Subordinated Loans and Debentures	(MY)	None

b. Contributions to Domestic Banks

		As of September 30, 2005
Bank Stocks Held	(MY)	4
Subordinated Loans and Debentures	(MY)	16,995

(11) Number of Employees

		As of September 30, 2005	% Change from Mar. 31, 2005	% Change from Sept. 30, 2004	As of March 31, 2005	As of September 30, 2004
In-house Sales Representatives	(number)	95	(80.7%)	(87.0%)	493	733
Administrative personnel	(number)	442	(3.1%)	(7.3%)	456	477

Note: In-house sales representatives decreased due to the inter-group reorganization of in-house sales representatives' channel.

(12) OTC Sales thorough Banks

		Six Months Ended September 30, 2005	% Change from Six Months Ended Sept. 30, 2004	Fiscal Year Ended March 31, 2005	Six Months Ended September 30, 2004	Total Sales since October 2002 (Lifting of ban on sales of individual annuities)
Variable annuities	(number)	10,412	280.0%	6,359	2,740	37,383
	(MY)	76,282	190.9%	65,107	26,222	286,387
Fixed annuities	(number)	-	-	-	-	-
	(MY)	-	-	-	-	-

Note: The amount of variable annuities includes additional coverage options.

(13) Future Plans for Capital Raising

We believe that T&D Financial Life is currently maintaining an ample capital level. Therefore, we have no plans to seek third-party funds to raise capital.

File No. 82-34783

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Amendment to Semi-Annual Securities Report

An amendment to the semi-annual securities report for the six-month period ended September 30, 2004 was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on November 4, 2005. The amendment to the semi-annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

Amendment to Annual Securities Report

An amendment to the Annual Securities Report for the 1st fiscal year (from April 1, 2004 through March 31, 2005) was filed with the Director of the Kanto Local Finance Bureau through EDINET on November 4, 2005. The amendment to the annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.